
13001250

Annual Report

2012

ManTech
International Corporation®



To Our **Shareholders**

As we enter 2013, ManTech remains a trusted solutions provider for national security programs working at the forefront of our customers' most important missions. Our dedicated employees make vital contributions to cyber security, global logistics, defense technology for all branches of the DoD, intelligence agencies, NSA, Homeland Security and many other agencies of the U.S. government. Our staff's outstanding credentials and top security clearances enable ManTech to provide exceptional service to our customers around the world.

The government-services market experienced the slowing of contract awards and revenue across the entire industry. ManTech's revenue declined 10% in 2012, primarily the result of reduced requirements for materials and subcontractors. Demand for our services remained robust, and we grew our direct staff during the year. The federal budget also affected our mergers and acquisitions strategy during 2012. We were cautious in our approach to defense acquisitions and have refocused our acquisition strategy on healthcare, commercial cyber, and other non-defense-related marketplaces. With our strong balance sheet and visibility into future cash flows, we expect to be more acquisitive this year.

We remain strong. At $2.6 billion in revenue, ManTech is one of the largest providers of technology and engineering services to the federal government. Record year-end levels of funded backlog, bookings, and cash provide tremendous stability. We are rapidly adding staff to some of our most critical programs. During 2012, we also grew our



working capital and stockholder's equity. With $135 million in cash, and an untapped $500 million credit revolver, we have the balance sheet and financial flexibility to position the business advantageously. We currently have $200 million in long-term debt.

The federal government will continue to require substantial support for national and homeland security programs, sophisticated intelligence-gathering and information-sharing activities, and new healthcare systems and policies. Even with limited growth, the market is immense, and we believe that we have significant ability to capture market share based on a compelling value proposition. Customers are more focused on costs—an opportunity for price-competitive providers such as ManTech. To position ourselves for future growth, we are focusing on execution, competing aggressively for new work, building business in growth areas, and allocating capital prudently.

FOCUS ON EXECUTION

Our customers are increasingly focusing their constrained resources on their central missions and relying on their most trusted prime contractors. ManTech has an enviable position; approximately 90% of our work is as a prime contractor, and our people often work side by side with customers. We can anticipate our customers' emerging requirements and craft solutions to improve their operations.

We understand that quality work and a reputation for sterling performance is the best marketing. Every year we receive hundreds of letters of commendation about the dedication, value, and impact of our employees to government missions. Our commendations from 2012 include AMBIANCE and the FBI's Criminal Justice Information Services (CJIS). First, our AMBIANCE contract is at the heart of some of the most compelling technology imperatives, including cyber, cloud computing, and data analytics. We refresh our customer's analytical environment and help spearhead the Intelligence Community's approach to cloud computing. Second, we provide operations and maintenance support to the FBI's CJIS—one of the world's largest data centers. ManTech sustains systems that support millions of requests each day, including those used by police to check license plates or look for fingerprint matches, in the largest biometrics database in the world. Both programs grew significantly this year as customers moved new tasking to ManTech.



COMPETE AGGRESSIVELY FOR NEW WORK

2012 was a banner year for business development, with a record $4.8 billion in contract awards. We were awarded the largest contract in our history—a $2.9 billion contract to provide logistics sustainment and support for the Mine-Resistant Ambush-Protected (MRAP) Family of Vehicles. This award continues our long-standing support of mission-critical work that has been instrumental to the protection of the nation's warfighters. We are also consolidating work under this contract from other companies who supported these vehicles. Sustaining the large fleet of vehicles should ensure service work for years to come.

In addition to these definite contract awards, we won prime positions on multiple-award contracts with an aggregate potential ceiling value of more than $51 billion, including two multi-billion-dollar awards. The $7 billion Software and Systems Engineering Services—Next Generation contract, enables us to pursue higher-end services and solutions work while preserving our ability to transition our current efforts to this contract in the future. We also formed a joint venture with Fluor Corporation and received a $23 billion basic ordering agreement to manage logistics on an installation basis, covering maintenance, supply, and transportation. Both of these contracts expand ManTech's footprint in vital and enduring Army programs.

With Government-Wide Acquisition Contracts (GWACs) becoming increasingly important, we established a GWAC center that will enable us to drive business through these contracts from all organizations across the company. At the end of 2012, we were tracking a pipeline of qualified opportunities of approximately $29 billion.

To strengthen our competitive position, we aggressively addressed our cost structure by implementing shared services for back-office functions and shrinking leased facilities. We strive to efficiently manage our operations in order to perform our customers' missions effectively.

BUILD BUSINESS IN GROWTH AREAS

In 2012, we entered two new markets—healthcare and commercial cyber—with the acquisitions of Evolvent Technologies, Inc., and HBGary. The healthcare IT and analytics market allows us to take skills that we have gained in our core business—analyzing, manipulating, and protecting massive amounts of data—and apply them to new customers and issues. Evolvent's strong capabilities and reputation for innovation in the Military Health System provides an excellent foundation. In January 2013, we augmented our capability in healthcare IT with the acquisition of ALTA Systems, Inc., which provides entry into the Centers for Medicare and Medicaid Services. With these two acquisitions, we


SECURITY

HBGARY

HBGary provides enterprise incident response solutions and services to enable organizations to detect zero-days and other unknown malware, validate incidents, and respond to incidents. Customers include Fortune 50 corporations and U.S. government agencies.

are now actively pursuing more than $4 billion in healthcare opportunities.

Using our acquisition of the HBGary business, we are building a complete cyber solutions practice that combines products and services and addresses commercial and federal markets. HBGary provides a comprehensive suite of software products to detect, analyze, and diagnose advanced persistent threats and targeted malware. This acquisition offers a natural synergy that allows us to offer incident-response services to HBGary customers. With the expanded team and broader services offering, we will target larger opportunities in new and existing markets.

ALLOCATE CAPITAL PRUDENTLY

ManTech continues to be a great cash generator, delivering $126 million in operating cash flow, or 1.3 times net income, against $15 million in capital expenditures. As a result, we can support regular cash dividends to shareholders and an acquisition program for growth.

Our careful decision to preserve cash in 2012 strategically positions us for 2013. With a record year-end cash balance and a strong balance sheet, we expect to be more acquisitive this year, as we gain experience in our recent investment areas and identify new markets to pursue. We expect the market to create outstanding opportunities to gather attractive assets at reasonable multiples. We have the capital and integration experience to take advantage of that environment.

POSITIONED FOR THE FUTURE

Our markets are more challenging than they have been in more than a decade, but we believe ManTech is well-positioned for that challenge. Our core business is comprised of high-priority programs, and we have emerging business in growth markets. We have seen basic changes in our customers' missions in the past, and we transitioned at those times to new and expanding marketplaces. We believe we have the technology strength, cash flow, and market position to grow and adapt to change. We expect that our financial means will allow us to thrive in the new market due to our cash balance and a $500 million line of credit.

George J. Pedersen
Chairman of the Board and CEO

EVOLVENT

Evolvent transforms healthcare through a variety of benefit management, health logistics, health IT, and clinical intelligence programs. Our solutions empower patients and providers by providing better, richer, and more timely data, care coordination solutions, and imaging management.



Meeting the **Mission**

MORE THAN A COMPANY

ManTech is a trusted partner because our business is built on absolute dedication to our customers' missions. This dedication is not just a business model—it is a company value. It has helped us build partnerships with customers working throughout the United States and in 19 foreign countries. It has inspired us to pursue new areas of business and technology, and it helps us attract and retain the best talent available.

MAKING OUR MARK IN SPACE WITH THE MARS SCIENCE LABORATORY ROVER, CURIOSITY

Recently, ManTech Vice President Dave Eidson provided a good overview of the pride with which ManTech views our partnership with NASA's Curiosity team.

"We are honored to take part in the development of space-flight hardware systems, including those that collect [scientific] data onboard the Curiosity rover. This is a critical mission and we look forward to the new discoveries it will bring."


Photograph courtesy of NASA


Photograph courtesy of U.S. Marines Corps

CONTRACTOR LOGISTICS SUSTAINMENT AND SUPPORT CASE STUDY

ManTech provides services to rapidly assess and repair battle-damaged MRAP Family of Vehicles systems and mechanical failures, insert technology, integrate systems, and perform upgrades and modifications to enhance and sustain fleet operational readiness. ManTech has supported MRAP and route clearance vehicles since 2003.

CORE COMPETENCIES

C4ISR SOLUTIONS AND SERVICES

We have designed, developed, operated, and supported Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) systems and technology for the U.S. government worldwide, including for every major military deployment since Operation Desert Storm.

CYBER SECURITY

We specialize in comprehensive, integrated security support, tackling some of the most challenging cyber security and IT problems facing our nation.

ENVIRONMENTAL, RANGE, AND SUSTAINABILITY SERVICES

Our planners, scientists, analysts, and managers develop and execute comprehensive sustainability strategies and environmental compliance programs in support of government and industry.

GLOBAL LOGISTICS SUPPORT

We provide a full range of logistics and maintenance support for U.S. military weapons and equipment systems, including battlefield support, with the ability to deploy rapidly anytime, anywhere.

HEALTHCARE ANALYTICS AND IT

We are a focused healthcare-systems integrator with solutions that empower patients and providers through better, richer, and more-timely data, care coordination, and imaging management.

IT MODERNIZATION AND SUSTAINMENT

Our experts design, develop, and deploy large, sophisticated, secure systems for government and commercial customers and develop solutions to improve operational processes.

INTELLIGENCE/COUNTER-INTELLIGENCE SOLUTIONS AND SUPPORT

We collect, analyze, and disseminate signals intelligence; translate and analyze intelligence; manage computer network operations; and develop, integrate, and maintain advanced signal-processing systems.

MISSION ASSURANCE

We provide comprehensive mission assurance for space-lift, satellite, and other systems; develop mission-assurance and safety requirements; and carry out all reviews and verifications.

SYSTEMS ENGINEERING

We provide talent, management, and technical processes from concept through deployment across a wide array of complex, large-scale programs used by government and industry.

TEST AND EVALUATION

We provide comprehensive services for C4ISR and other systems, ensuring that technical solutions are complete and aligned with test requirements.


FBI

FBI CJIS OPERATIONS AND MAINTENANCE PROFESSIONAL SERVICES CASE STUDY

ManTech operates, maintains, and enhances the FBI's CJIS large-scale IT systems that support the law enforcement community nationwide. We conducted an incentivized challenge-based initiative that identified millions in cost savings for our customer.

Photograph courtesy of FBI

Our **People**

We are proud that approximately 10,000 highly-skilled people have chosen to become part of the ManTech team. Half of our employees have a military background, and more than 70 percent hold a government security clearance. We hired over 1,000 military veterans during 2012. We especially seek candidates who have served in the military or as civilian experts in the Intelligence Community and Department of Defense, as well as technology experts.

An employee referral program helps us identify and recruit top-quality candidates. Our competitive benefits and opportunities for professional development continue to attract stellar applicants.

WE OFFER:

- Challenging assignments that serve the nation
- Job security, competitive compensation, and incentive plans
- Opportunities for professional growth and development
- A Career Mobility Program

In 2012, *Fortune* magazine recognized ManTech as one of the World's Most Admired Companies, and *G.I. Jobs* magazine named ManTech a Top Ten Military Friendly Employer for the sixth year in a row.

COMMUNITY SUPPORT

Our tradition of philanthropic giving and volunteerism is driven by a desire to make a difference in our communities. Employees choose and participate in a variety of charitable activities including:

- Support for deployed troops, military families, and wounded warriors
- Local organizations such as CharityWorks, which connects companies with non-profit organizations helping families and children in need
- Ivymount School's Transition-to-Work Program for special students
- Fund-raising for research to cure diabetes, breast cancer, and other illnesses



Financial Results

RESULTS FROM CONTINUING OPERATIONS (in thousands, except EPS)

	2008	2009	2010	2011	2012
Revenues	$1,870,879	$2,020,334	$2,604,038	$2,869,982	$2,582,295
Operating income	$153,358	$179,079	$215,140	$227,354	$170,988
Income from continuing operations	$90,292	$111,764	$125,096	$133,306	$95,019
Diluted earnings per share	$2.55	$3.11	$3.43	$3.63	$2.57

BALANCE SHEET SUMMARY

	2008	2009	2010	2011	2012
Cash and cash equivalents	$4,375	$86,190	$84,829	$114,483	$134,896
Accounts receivable	$407,248	$399,239	$528,765	$540,468	$548,309
Working capital	$140,744	$276,087	$282,496	$300,366	$357,909
Total assets	$1,021,712	$1,100,747	$1,590,477	$1,760,206	$1,841,909
Total debt	$44,100	$0	$200,000	$200,000	$200,000
Total stockholders' equity	$680,536	$817,465	$966,343	$1,089,257	$1,165,228

Additional Financial Information


Revenue (in millions)
15% CAGR
$1,137
$1,448
$1,871
$2,020
$2,604
$2,870
$2,582
2006 2007 2008 2009 2010 2011 2012
Operating Income (in millions)
11% CAGR
$91
$114
$153
$179
$215
$227
$171
2006 2007 2008 2009 2010 2011 2012
Earnings Per Share
8% CAGR
$1.64
$1.95
$2.55
$3.11
$3.43
$3.63
$2.57
2006 2007 2008 2009 2010 2011 2012

Leadership **Team**

MANAGEMENT TEAM

- **George J. Pedersen** – Chairman of the Board and Chief Executive Officer, ManTech International Corporation
- **Kevin M. Phillips** – Executive Vice President and Chief Financial Officer, ManTech International Corporation
- **Louis M. Addeo** – Executive Vice President of Corporate Development and Strategic Acquisitions, ManTech International Corporation
- **Daniel J. Keefe** – President and Chief Operating Officer, ManTech Technical Services Group
- **L. William Varner** – President and Chief Operating Officer, ManTech Mission, Cyber & Intelligence Solutions Group

BOARD OF DIRECTORS

- **George J. Pedersen** – Chairman of the Board and Chief Executive Officer, ManTech International Corporation
- **Richard L. Armitage** – President, Armitage International; Former Deputy Secretary of State; Former Assistant Secretary of Defense; Former Presidential Special Envoy during the Gulf War
- **Mary K. Bush** – Founder and President, Bush International; Former Managing Director, Federal Housing Finance Board
- **Barry G. Campbell** – Former Chairman and Chief Executive Officer, Tracor Systems Technology, Inc.
- **Walter R. Fatzinger, Jr.** – Director, Chevy Chase Trust Company and Director, ASB Capital Management, Inc.
- **Admiral David E. Jeremiah** – USN (Ret.) – Former Vice Chairman of the Joint Chiefs of Staff
- **Richard J. Kerr** – Former Deputy Director and Officer, Central Intelligence Agency
- **Lieutenant General Kenneth A. Minihan** – USAF (Ret.) – Managing Director of the Homeland Security Fund for Paladin Capital Group; Former Director, National Security Agency; Former Director, Defense Intelligence Agency
- **Stephen W. Porter, Esq.** – Managing Director, Four Points Development



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________

Commission File No. 000-49604

ManTech
International Corporation

(Exact name of registrant as specified in its charter)

Delaware	**22-1852179**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

12015 Lee Jackson Highway, Fairfax, VA 22033
(Address of principal executive offices)

(703) 218-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, Par Value $0.01 Per Share	**Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012 was $554,861,671 (based on the closing price of $23.44 per share on June 29, 2012, as reported by the Nasdaq National Market).

There were the following numbers of shares outstanding of each of the registrant's classes of common stock as of February 20, 2013: ManTech International Corp. Class A Common Stock, $0.01 par value per share, 23,849,719 shares; ManTech International Corp. Class B Common Stock, $0.01 par value per share, 13,192,845 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be filed with the Securities Exchange Commission pursuant to Regulation 14A in connection with the registrant's 2013 Annual Meeting of Stockholders, to be filed subsequent to the date hereof, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. Such definitive Proxy Statement will be filed with the Commission not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

In this document, unless the context indicates otherwise, the terms "Company" and "ManTech" as well as the words "we", "our", "ours" and "us" refer to both ManTech International Corporation and its consolidated subsidiaries. The term "registrant" refers only to ManTech International Corporation, a Delaware corporation.

Industry and market data used throughout this Annual Report on Form 10-K were obtained through surveys and studies conducted by third parties, industry and general publications and internal company research. We have not independently verified any of the data from third-party sources nor have we ascertained any underlying economic assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in Item 1A "Risk Factors."

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements that involve substantial risks and uncertainties, many of which are outside of our control. We believe that these statements are within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the use of words such as "may", "will", "expect", "intend", "anticipate", "believe", "estimate", "continue", or the negative of these terms or words of similar import. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition or state other "forward-looking" information.

Although forward-looking statements in this Annual Report reflect our good faith judgment, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to predict accurately or control. Factors that could cause actual results to differ materially from the results we anticipate include, but are not limited to, those discussed in Item 1A "Risk Factors" below, as well as those discussed elsewhere in this Annual Report. We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We undertake no obligation to update any forward-looking statement herein after the date of this Annual Report, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise. We also suggest that you carefully review and consider the various disclosures made in this Annual Report that attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Item 1. ***Business***

Business and Corporate Overview

ManTech is a leading provider of innovative technologies and solutions for mission-critical national security programs for the intelligence community; the departments of Defense, State, Homeland Security, Energy and Justice, including the Federal Bureau of Investigation (FBI); the healthcare and space communities; and other U.S. federal government customers.

We support critical national security programs for approximately 50 federal agencies through approximately 1,000 current contracts. ManTech supports major national missions, such as military readiness and wellness, terrorist threat detection, information security and border protection.

ManTech was founded in 1968 as a New Jersey corporation, and was reincorporated as a Delaware corporation in January 2002, just prior to our Initial Public Offering (IPO) in February 2002. We have grown substantially over the last decade, from revenues of $0.43 billion at the end of 2001 to revenues of $2.58 billion for the year ended December 31, 2012. We have approximately 9,700 employees. For additional financial information, see Item 8 "Financial Statements and Supplemental Data."

Industry Background

Our primary customer is the U.S. federal government, the largest consumer of services and solutions in the United States. In 2012, the U.S. federal government spent about $255 billion on contracted services.

Our principal focus is on national security and homeland defense customers, the largest of which, the Department of Defense (DoD), is the largest purchaser of services and solutions in the federal government. With a government fiscal year 2012 budget of $646 billion, the DoD accounts for approximately 54% of the total discretionary budget and nearly 59% of contracted services. Currently, for government fiscal year 2013, the government is operating under a continuing resolution, which keeps spending other than for Overseas Contingency Operations essentially unchanged from 2012 levels, with the potential for reductions in the event of sequestration as part of the American Taxpayer Relief Act of 2012.

After a decade of uninterrupted growth, federal spending has come under pressure given continued budget deficits and mounting levels of debt. In addition, the operations and financial welfare of government contractors are impacted as uncertainty about funding levels has led certain customers to delay awards and spending. The government has also adopted policies adverse to our industry. We expect our customers to continue to be motivated by minimizing costs in this challenging environment, which we expect to lower margins across the whole industry. However, we believe this setting may provide opportunities for price competitive providers such as ManTech.

Moreover, we believe that the federal government's spending will remain robust in key areas for which ManTech is well positioned, including national and homeland security programs, sophisticated intelligence gathering and information sharing activities required in an increasingly dangerous world and implementation of new healthcare systems and policies. The U.S. is committed to maintaining its superiority in capabilities that we support, such as intelligence, surveillance and reconnaissance (ISR), cyber security and intelligence analysis and operations. With an increasing veteran population and an aging national population, investments in healthcare will continue. The government is actively looking for cloud-based solutions and data center consolidation to save money as well as systems integration and interoperability to enable better coordination and communication within and among agencies and departments. Based on these priorities, we believe that ManTech remains well positioned.

Our Strategy

We believe the Company is well positioned to compete in the current market. We aspire to be recognized by customers, employees, job applicants and investors as the premier provider of technology and engineering services and solutions to the federal government market. We are executing a multi-year strategy for achieving this objective, which is comprised of the following:

- *Provide Direct Support to Our Customers' Most Critical Missions*

When resources are constrained, we believe that our customers will increasingly focus on mission and rely on their most trusted prime contractors. Since our founding in 1968, we have focused on providing technology-based solutions and services for mission-critical national security programs. Most of our work centers around our customers' core mission as opposed to support functions. We have several long standing customer relationships; many of our early customers are still our customers today. Because our personnel are on-site with, or work in close proximity to, our customers, we understand their requirements and are often able to enhance their operations by rapidly identifying and developing solutions for customer-specific requirements.

The prime contractor position is increasingly important, and we have aggressively pursued new prime positions both organically and through acquisitions. In fiscal year 2012, we derived 89.9% of our revenues as a prime contractor, compared to 85.6% and 75.9% in fiscal years 2011 and 2010, respectively. As a prime contractor, we are able to enhance the relationship with our customers, ensure overall program success, foresee emerging requirements and manage project resources.

- *Compete Aggressively on New Opportunities*

We closely track our customers' requirements and funding and have built our capability and capacity to pursue the opportunities that arise. We intend to capitalize on our global footprint and long-term relationships with our customers and our reputation within the intelligence community, DoD and other government agencies to attract new customers and to cross-sell our broad array of solutions to our existing customers. Our successful track record and technical expertise give us credibility with our current customers and enhance our ability to gain follow-on contracts and compete for new programs. In 2012, we won a record $4.8 billion in new business awards, and we finished the year with a pipeline of qualified opportunities of $28.8 billion.

- *Build Presence in New Growth Markets*

We believe the projected growth in government technical services spending will offer opportunities for development and delivery of advanced technology solutions for enterprise applications and information systems. We intend to expand our service offerings in such high growth program areas. In particular, we intend to focus on providing new or improved solutions in cyber security, information assurance and command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) solutions and services, and health IT, and we have established plans around the potential growth area of border security.

We plan to pursue strategic acquisitions of businesses that can broaden our domain expertise and service offerings and allow us to establish relationships with new customers. We have successfully acquired 21 businesses since our IPO in February 2002. Since December 31, 2011, we completed the following acquisitions:

- ALTA Systems, Inc. (ALTA) - On January 8, 2013, we acquired ALTA, a provider of IT and professional services with valuable applications in healthcare systems and capital planning. The acquisition will enable ManTech to deliver technology services through ALTA's prime position on the Centers for Medicare and Medicaid Services (CMS) Enterprise Systems Development (ESD) contract, an Indefinite Delivery/Indefinite Quantity (ID/IQ) contract vehicle with a $4 billion ceiling and period of performance through May 2018.

- HBGary, Inc. (HBGary) - On April 2, 2012, we acquired the business of HBGary, a provider of software products to detect, analyze and diagnose Advance Persistent Threat and targeted malware to customers for their cyber security needs in the financial services, energy, critical infrastructure and technology sectors.

- Evolvent Technologies, Inc. (Evolvent) - On January 6, 2012, we acquired Evolvent, a provider of services in clinical IT, clinical business intelligence, imaging cyber security, behavioral health, tele-health, software development and systems integration to the DoD health organizations, the Veterans Administration and the Department of Health and Human Services.

We will continue to seek out new growth areas. Our balance sheet and $500.0 million revolving credit facility provide us with ample capacity to expand our business through strategic acquisitions.

- *Focus on Shareholder Returns*

During fiscal year 2012, we generated $126.3 million in operating cash flow and paid $31.0 million in dividends to our shareholders. We believe that ManTech is a compelling investment due to our regular cash dividend program and our strong competitive positioning.

Our Solutions and Services

We combine deep domain understanding and technical capability to deliver comprehensive IT, systems engineering, technical and other services and solutions, primarily in support of mission critical national security programs for the intelligence community; DoD; and healthcare and space communities, including the National Aeronautic and Space Administration (NASA). We deploy our broad set of services in custom combinations to best address the requirements of our customers' long-term programs. The following solution sets that we provide are aligned with the long-term needs of our customers: C4ISR solutions and services; cyber security; global logistics support; IT modernization and sustainment intelligence/counter-intelligence solutions and support; systems engineering; test and evaluation; environmental, range and sustainability services; and healthcare analytics and IT.

C4ISR Solutions and Services

Military operations increasingly rely on communication and information architectures that offer global connectivity and interoperability between joint, interagency and multi-national forces. We provide the full-spectrum of C4ISR solutions and services in support of national defense, intelligence and homeland security missions. Our C4ISR solutions and services include systems engineering, systems integration and software engineering using the latest Agile methodologies. Our end-to-end lifecycle services enable our customers to accomplish critical, complex missions using the latest in technology. We integrate systems, sensors, multi-source intelligence information, data dissemination systems and applications to ensure the troops have the right information at the right time on the battlefield. Our support spans the entire lifecycle continuum, from initial requirements assessment and program management support, through engineering, development and integration, test and evaluation, deployment and training to the ultimate operation and maintenance of C4ISR solutions. Our experience spans all of the military services, with support provided in the U.S. and in deployed locations worldwide. We are also engaged at Fort Bliss, TX in support of the Army's Network Integration Evaluation exercises and provide network engineering and other technical support to the C4ISR lifecycle.

Through various roles from program management and acquisition support to software development and integration, we have supported the delivery of C4ISR-related solutions for the U.S. Army Communications-Electronics Command (CECOM), the U.S. Navy Space & Naval Warfare Systems Command (SPAWAR) and the U.S. Marine Corps Systems Command (MARCORSYSCOM). Our experience in delivering new capabilities includes many critical systems such as the Joint Network Node (JNN), the Distributed Common Ground Systems-Army (DCGS-A), the Advanced Monitoring Display System (AMDS), the EQ-36 RADAR system and many others. ManTech has a proven record in successful post-development support for C4ISR systems. For major systems like the Army's DCGS-A and Base Expeditionary Targeting and Surveillance Systems-Combined (BETSS-C), we provide training, fielding, logistics support and forward maintenance.

Cyber Security

Ubiquitous security challenges threaten not just traditional IT, but also C4ISR and other national security systems; embedded electronics on ground, sea and aerospace platforms; classified and law enforcement networks & systems; health IT; and systems providing critical civilian services. Our team of security experts tackles some of the most challenging cyber security problems facing the nation, such as identifying and neutralizing external cyber attacks, engineering tailored defensive security solutions and controls, managing security operations centers (SOCs), developing robust insider threat detection programs and creating enterprise vulnerability management programs. We have provided computer network operations support to important national security customers for more than a decade, working across the three domains of computer network attack, defense and exploitation. We provide comprehensive cyber warfare and cyber defense security solutions and services to the DoD, agencies in the intelligence community, Department of State, Department of Justice, NASA and other federal agencies. We operate 24/7 SOCs for several key government customers, including the departments of Justice and Agriculture and the FBI.

We are also trusted partners in the area of information assurance (IA). Our understanding of IT security guidance and policy allows us to assist our customers in ensuring their programs are protected in accordance with that policy and in developing mitigation strategies to reduce the risks of cyber threats. Our vulnerability assessment and penetration testing capabilities allow us to emulate threats to information, whether from wired or wireless networks, software applications or through social engineering. If a customer is unfortunate enough to have experienced a compromise, we can deploy our incident response team, comprised in part of former cyber federal law enforcement agents, around the world to assist them.

We operate the DoD IA (Cyber) Range for the Defense Information Systems Agency (DISA) and the Office of the Secretary of Defense (OSD) under the operational control of the Marine Corps. In unclassified and classified venues, we provide a full range of services to train cyber warriors; test programs, systems and products; and exercise cyber warfighters and system operations/procedures in a low risk/highly realistic environment to prepare for cyber warfare. We develop operationally realistic, scalable and rapidly configurable environments that replicate or emulate the customer's environment. Our DOD IA (Cyber) Range customer interface includes: Cyber Range infrastructure design and hosting; Cyber Range operations development; Cyber exercise support; Immersive Cyber environments; and real and virtual Red Team activities for providing offensive challenges to cyber defenders.

Our solutions also support unique mission areas such as computer forensics, cyber threat analysis, computer crimes investigations, security operations center management and specialized cyber training. We perform advanced services in the areas of data mining analysis, atypical data recovery techniques and data extraction. For example, in support of a customer, we developed and staff a national level computer forensic laboratory and provide a broad spectrum of subject matter expertise, including reverse engineering and code analysis; forensic signature creation, detection and analysis; damaged media recovery; hidden data processing; protected data processing; forensic software development; and custom training development and implementation.

Global Logistics Support

In recent years the DoD, Department of State and other federal agencies have experienced an increased need for logistics support worldwide. For decades, ManTech has provided a wide range of core services to meet such needs, including supply chain management support (such as warehousing, logistics management, shipping/receiving and property management), maintenance and reset of ground vehicles and electronics, transportation using contracted and government provided services and other field services support (including fielding, training and operations support).

We provide logistics, repair and maintenance services, unique system training and development curriculum support, resource management and inventory tracking technologies for complex, critical and specialized customer systems in deployed, isolated and remote locations worldwide. On behalf of the U.S. Army in Southwest Asia, we maintain critical and life-sustaining operational readiness levels for counter-improvised explosive device (IED) vehicles and systems, including Mine-Resistant Ambush-Protected (MRAP) vehicles and MRAP All-Terrain Vehicles (M-ATV). To that end, we develop and manage supply levels and the streamlined operation of supply-chain channels, including vendor partnerships with original equipment manufacturers to ensure the expedient, unencumbered delivery of systems and parts to forward operating theater locations.

We also support the U.S. Department of State Global IT Modernization Program by centrally managing the worldwide modernization of their computer networks. We design, support the procurement of and integrate the latest system software and hardware technologies including servers, switches, workstations and network printers. Our installation teams travel to Department of State locations worldwide to complete each installation.

IT Modernization and Sustainment

IT plays an increasingly central role in the missions of our defense, intelligence and federal civilian customers, and as a result, is an important part of many of our solution areas. We design, develop, deploy, modernize, operate and maintain IT systems and infrastructure as a stand-alone service offering to improve mission performance and lower costs for our government customers. For the Department of State, we modernize classified and unclassified networks and systems in locations around the world. The backbone of our global capabilities is a comprehensive ISO 9001:2000-certified management and control system designed to provide best value for our customers and to lower the total cost of ownership across the systems' lifecycles. For the Defense Commissary Agency, we provided Network Operations Center services to sustain its global network infrastructure and manage hardware and software at remote sites from headquarters.

We leverage our strong engineering discipline to aid our customers in moving their IT enterprise infrastructure and applications from disparate instances into cloud offerings. The migration towards customer private secure cloud architectures is compelling because it enables our customers to integrate their global IT infrastructure optimally, while still providing the geo-specific requirements where necessary. For a DoD customer we are consolidating multiple instances of stove-piped applications onto a single utility cloud backbone, allowing these legacy applications to continue supporting their mission while lowering the overall operations cost.

We also support the FBI's Criminal Justice Information Services (CJIS), where we are providing operations and maintenance support to one of the world's largest data centers. FBI CJIS equips the law enforcement, national security and intelligence community with the criminal justice information they need to protect the United States while preserving civil liberties. ManTech operates, maintains, refreshes and enhances FBI CJIS IT systems required to process and share mission-critical information for members of the law enforcement community in the United States and abroad. ManTech is sustaining systems that support millions of requests each day, including when police check vehicle license plates or look for a fingerprint match against the largest biometrics database in the world. The mission-critical systems we support must be operational and available 24x7; we understand that the impact to police officers, FBI agents, customs agents and government agencies nationwide would be significant, even life-threatening, if the systems were to go down. Specific functions supported include IT system operations and maintenance, database administration, cyber security and hardware and data center support.

Intelligence/Counter-Intelligence Solutions and Support

We provide robust information technology solutions and mission support services that the national intelligence agencies and other classified program customers need to assure continuous operations, improve data gathering and analysis, collaborate securely and protect program security.

The ability to collaborate and share information across non-traditional boundaries in a trusted fashion has become critically important for national security. For example, we developed A-Space, a next-generation analytic sharing and collaboration program used by intelligence analysts, and the DoD Intelligence Information Systems (DoDIIS) service-oriented architecture (SOA) framework, which helps intelligence analysts comb through millions of intelligence reports to find relevant and meaningful answers to national security questions.

Our network architecture planning and implementation services and systems engineering services support enterprise-wide network infrastructures and components that include local area network/wide area network architectures, messaging architectures, network management solutions, directory services architecture and web hosting. These services are provided within secure environments requiring the application of multi-level security policies across the enterprise. For example, we developed a state-of-the-art analytic environment that provides access to regional, national and international information with appropriate security level access controls, providing direct operational support to time-sensitive counterterrorism activities in support of an intelligence community customer.

We support strategic and tactical intelligence systems, networks and facilities across the intelligence community and DoD. We develop and integrate collection and analysis systems and techniques. We also provide support to the development and application of analytical techniques to counterintelligence, Human-Intelligence operations/training and counter-terrorist operations. For example, we support intelligence operations designed to counter narcotics trafficking along our nation's southwest border.

Highly-classified programs, including intelligence operations and military programs, require secrecy management and security infrastructure services. These services can include vulnerability assessment, exposure analysis, secrecy architecture design, security policy development and implementation, lifecycle acquisition program security, operations security, information assurance, Anti-Tamper, Export Compliance support, foreign disclosure, system security engineering, security awareness and training, comprehensive security support services and technical certification and accreditation services. We provide integrated security support for a number of programs, including the Joint Strike Fighter (JSF) Program, which presents one of the most complex security problem sets of any weapon system in our nation's history due to the numerous highly classified technologies incorporated in its design and international content in both its development and its usage.

Systems Engineering

Since 1968, ManTech's scientists and engineers have provided disciplined systems engineering support to a wide range of customers that presently includes programs and offices within the Department of Homeland Security (DHS), DoD, intelligence community and NASA. For example, we perform comprehensive systems engineering services to analyze, develop and integrate solutions for U.S. Navy hardware and software requirements across subsurface, surface, ground, air and space domains; provide acquisition and program management support for the DHS's Customs and Border Protection (CBP) Office of Technology, Innovation and Acquisition; and support current and future space launch operations for the U.S. Air Force Launch and Range Systems Wing with systems engineering and integration services. We also provide scientific, engineering and technical support services to the Department of Energy's SunShot Initiative, which aims to reduce by 75% the cost of utility-scale electricity at the grid by the year 2020.

Our proprietary systems engineering toolset, the *ManTech Enterprise Framework*, provides a regimented and interdisciplinary approach to transition from a stated need to an operationally effective and suitable system, service or capability. Based in "Systems Thinking," the framework is an overarching and proven process that integrates the full spectrum of project management, systems engineering and acquisition practices necessary to effectively manage a project or system over its lifecycle. Through it, we address a full 360-degree perspective of a program, including disciplines of system, software, hardware, acoustics, communications, reliability, safety and test engineering, as well as modeling, simulation and analysis. Our long-term commitment to the systems engineering discipline is exemplified by our achievement of our Capability Maturity Model® Integration (CMMI) Level 3 rating for Software and Systems Engineering.

Moreover, because ManTech is not a major system developer, we provide systems engineering advisory services to our government customers without concerns about potential conflicts of interest. In fact, ManTech was one of the first companies to have sought and received certification as a "non-conflicted" services provider from the National Reconnaissance Office.

Test and Evaluation

ManTech is a leading provider of test and evaluation services to a wide range of defense, intelligence, homeland security and space customers. Our test and evaluation services are tightly linked with our systems engineering capabilities and include specific competencies in test engineering, preparation and planning; modeling and simulation; test range operations and management; systems and cyber vulnerability; and Independent Validation & Verification (IV&V). Employing a technical staff with a wide range of practical experience and education, we provide our clients with the right skill sets to support and perform operational and developmental tests.

We test complex and mission-critical hardware and software systems used by the Army, Navy, Marine Corps and NASA, with many of these customer relationships spanning more than three decades. We have played key roles in improving the performance, reliability, maintainability, supportability and weapons effectiveness of all Navy in-service rotary and fixed wing platforms and their associated systems and ordnance. Likewise, we maintain a facility to support Marine Corps intelligence systems research and development providing the associated test and evaluation required to ensure these systems meet specified requirements for Marines in the field.

We perform independent tests to certify that new or upgraded systems operate in accordance with design requirements and interoperate with legacy systems. For example, for the past 24 years ManTech has installed, operated and maintained a large and complex joint test environment for the Joint Interoperability Test Command within DISA. Recently, we built a systems integration lab (SIL) for a DoD customer that enables engineers to test new hardware and software on a virtual copy of the enterprise architecture. Once per quarter, virtual snapshots are taken of the servers and placed in the SIL to create an accurate facsimile of the production environment. We have also performed certification services for aircraft weapon systems in support of U.S. Naval Air Systems Command programs.

Additionally, we are the prime contractor supporting the U.S. Army's Electronic Proving Ground at Fort Huachuca, AZ. ManTech provides support testing for command, control, communications, computers and intelligence, navigation and sensor systems for reliability, availability and maintainability, electromagnetic interference/electromagnetic compatibility and security. We provide a full spectrum of services including scientific, engineering, technical, administrative, maintenance and logistics.

Other services include instrumentation and hardware/software-related development, as well as laboratory/test bed operations and special studies in Aberdeen Proving Ground, MD; Fort Huachuca; Yuma Proving Ground, AZ; Fort Hood and Fort Bliss, TX; Fort Lewis, WA; and White Sands Missile Range, NM.

Environmental, Range and Sustainability Services

ManTech is a leader in the fields of range, environmental and sustainability planning, regulatory compliance, biological resources and policy development. In an increasingly interconnected world with growing demands for limited resources, we provide trusted solutions that meet today's most pressing challenges while securing the future. Our multidisciplinary staff of planners, scientists, analysts and managers brings the education, experience and expertise to develop and execute comprehensive sustainability strategies and environmental compliance programs in support of government and industry. We work with our customer to manage and comply with the nation's most important environmental laws, including the National Environmental Policy Act, the Endangered Species Act, and the Marine Mammal Protection Act. We also provide ocean and coastal environmental planning, coastal zone management planning, biological surveys and monitoring, bioacoustics and noise analysis, habitat restoration, invasive species management and solid-waste compliance support.

For example, naval training and test ranges can require large areas and are often questioned for their potential impact on sensitive environments. In order to retain the ability to train personnel and test equipment, the Navy has developed an integrated program to assess the impact of its ranges and minimize impact on the environment, populated areas, shipping and navigation. Tactical Training Theater Assessment Program (TAP) is the Navy's comprehensive program focused on environmental planning and sustainability of training and test ranges worldwide. ManTech delivers critical planning solutions to complex environmental and regulatory challenges in order to preserve and enhance the capabilities of Navy and Marine Corps ranges.

Also, ManTech has supported Vandenberg Air Force Base to execute its environmental planning programs for nearly 25 years. ManTech has a diverse background in all aspects of launch-support operations and environmental planning for the 30th Civil Engineering Squadron Environmental Flight. We understand both the unique operational conditions and mission requirements of this installation and its tenant commands and the demands of sustaining and conserving the natural and cultural resources that are found at Vandenberg Air Force Base. Our support includes a team of highly experienced biologists, ecologists and National Environmental Policy Act (NEPA) specialists. ManTech's support under this program includes sensitive species management plans, threatened and endangered species surveys, marine mammal monitoring, invasive species control, construction monitoring, habitat restoration plans and implementation, predator control, biological and environmental assessments, mitigation monitoring, erosion control, storm water monitoring and solid waste environmental compliance.

Healthcare Analytics and IT

As a focused healthcare systems integrator with particular strength in federal healthcare systems, ManTech supports a wide range of programs that enable clinical intelligence, quality, patient and family centric care, chronic disease management, and comparative effectiveness research. We deliver domain-specific capabilities, including solutions that encompass health information sharing and clinical analytic solutions. Our technology solutions empower patients and providers with better, richer, and more timely data, care coordination solutions, and imaging management capabilities-all built on interoperable platforms to new national standards. For imaging, informatics, interoperability and integration challenges, our team provides a powerful ally in the transformation of health IT.

One area of particular emphasis is the creation of a seamless medical record across the DoD and the Department of Veterans Affairs (VA). The Bidirectional Health Information Exchange (BHIE) has been the primary interoperability platform between the DoD and the VA for many years. Used daily by thousands of providers, it is one of the world's most comprehensive and highest volume Health Information Exchanges (HIEs). The legacy BHIE system was so successful that demands placed on the system outgrew its original design. ManTech helped migrate the system toward modern health IT standards by adopting the Nationwide Health Information Network and associated standards wherever possible. The Virtual Lifetime Electronic Record (VLER) effort, which is being carried out in conjunction with the BHIE upgrade project, enables sharing not only between DoD and VA, but also between the government and civilian provider networks and local HIEs. VLER relies on the Nationwide Health Information Network as the mechanism through which to share standards-based health data between DoD, VA and private sector partners. ManTech has developed VLER-Health on behalf of the DoD in conjunction with its work to upgrade the BHIE. Functional domain content for BHIE and VLER-Health overlaps significantly; ManTech is integrating these two projects to share data-access methods and use DoD's Nationwide Health Information Network gateway.

Our Customers

Our primary customers are U.S. federal government intelligence, military, space and civilian agencies. In addition, we support some state and local governments and commercial customers. We derive most of our revenues from national security and homeland defense customers. We have successful, long-standing relationships with our customers, having supported many of them for over 40 years.

Fiscal Year	Percentage of Revenues from Federal Government Customers	Percentage of Revenues from National Security and Homeland Defense Customers
2012	99.2%	95.4%
2011	99.2%	96.6%
2010	98.7%	95.8%

Our customers include the departments of Defense, State, Homeland Security, Energy and Justice, including the FBI; the healthcare and space communities and other U.S. federal government customers.

To provide deep understanding of our customers' missions, we target candidates for employment who have served in the military or as civilian experts in the intelligence community and DoD, as well as those who are leading specialists in their technology disciplines. Since 2006, we have annually been ranked in the Top 10 in the nation on the G.I. Jobs Magazine Military-Friendly Employers list.

Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. For example, under a contract with one of the Army's contracting agencies, program managers throughout the Army and from other services and defense agencies are able to purchase a wide range of our solutions. The U.S. Army Tank-Automotive Armament Command (TACOM) contract accounted for 22.2%, 17.0% and 12.2% of our revenues for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, there were no sales to any customers within a single country (except for the United States) where such sales accounted for 10% or more of our total revenues.

Foreign Operations

We treat sales to U.S. government customers as sales within the United States, regardless of where services are performed. North Atlantic Treaty Organization is the Company's largest international customer. The percentages of total revenues by geographic customer for the last three years were as follows:

	Year Ended December 31,		
	2012	2011	2010
United States	99.8%	99.7%	99.2%
International	0.2%	0.3%	0.8%
Total	100.0%	100.0%	100.0%

Backlog

At December 31, 2012, our backlog was $6.5 billion, of which $1.8 billion was funded backlog. At December 31, 2011, our backlog was $4.7 billion, of which $1.3 billion was funded backlog. Backlog represents estimates that we calculate on the basis described below. We expect that approximately 37% of our total backlog will be recognized as revenues prior to December 31, 2013.

We define backlog as our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under indefinite delivery/indefinite quantity (ID/IQ) contracts. We also include an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of ID/IQ contracts for which we have an established pattern of revenues.

We define funded backlog to be the portion of backlog for which funding currently is appropriated and allocated to the contract by the purchasing agency or otherwise authorized for payment by the customer upon completion of a specified portion of work. Our funded backlog does not include the full value of our contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

Changes in the amount of our backlog and funded backlog result from potential future revenues following the execution of new contracts or the extension of existing contracts, reductions from contracts that end or are not renewed, reductions from the early termination of contracts and adjustments to estimates for previously included contracts. Changes in the amount of our funded backlog also are affected by the funding cycles of the government. Our estimates of future revenues are inexact and the receipt and timing of any of these revenues is subject to various contingencies, many of which are beyond our control. The actual accrual of revenues on programs included in backlog and funded backlog may never occur or may change because a program schedule could change, a program could be canceled, a contract could be modified or canceled, an option that we have assumed would be exercised is not exercised or initial estimates regarding the amount of services that we may provide could prove to be wrong. For the same reason, we believe that period-to-period comparisons of backlog and funded backlog are not necessarily indicative of future revenues that we may receive.

Significant wins for the year ended December 31, 2012 include contracts from:

- The National Institute of Health (NIH) Chief Information Officer-Solutions and Partners (CIOSP-3) multiple award ID/IQ contract, to provide information technology services and solutions for the NIH Health Information Technology Acquisition and Assessment Center (NITAAC).

- The U.S. Army Communications-Electronics Command Life Cycle Management Command (CECOM) Software and Systems Engineering Services multiple award ID/IQ contract, to provide comprehensive software and systems engineering services to CECOM LCMC's Software Engineering Center.

- The U.S. Army's Tank-Automotive and Armaments Command (TACOM) to continue providing logistics sustainment and support for the U.S. Military's Mine Resistant Ambush Protected (MRAP) Family of Vehicles.

- The U.S. Department of the Air Force Consultants Advisory and Technical Services (CATS) multiple award ID/IQ contract, to provide management and professional support services for Air Force Medical Services (AFMS).

- The Defense Information Systems Agency (DISA) Joint Interoperability Test Command (JITC) Support Services multiple award ID/IQ, to provide testing, scientific, engineering, logistics, administrative and ancillary support to DISA test and evaluation missions.

- The Defense Information Systems Agency (DISA) United States Government Omnibus Network Enterprise (USG ONE) multiple award ID/IQ contract, to provide information and communications support to various federal agencies.

- The Space and Naval Warfare Systems Center Atlantic (SPAWAR SSC-ATL), to perform systems engineering, analysis, development, acquisition, integration, installation, software development and maintenance, testing and integrated logistical support for anti-terrorism/force protection systems for high-value Navy and other government activities in the National Capital Region.

- The U.S. Army Communications-Electronic Command Life Cycle Management Command's Field Support Division, Software Engineering Center, to continue providing information technology support for C4ISR systems, including communications, networks, database, strategic and tactical video-teleconferencing systems, secure network sustainment support and web-based applications used by warfighters and supporting organizations, as well as provide direct unit operations support for all applicable software and systems.

- The Defense Advanced Research Project Agency (DARPA) Tactical Technology Office (TTO) Integrated Systems Engineering Support Services multiple award ID/IQ contract, to continue to provide integrated systems engineering, technical analysis and program management solutions to equip future warfighters with tactical, mobile and responsive technologies for advanced weapon systems, platforms and space systems.

Patents, Trademarks, Trade Secrets and Licenses

We own a limited number of patents. We also maintain a number of trademarks and service marks to identify and distinguish the goods and services we offer. While we believe protecting our patents, marks, trade secrets and vital confidential information is important, we do not consider our business to be dependent on the existence or protection of such intellectual property.

Seasonality

Our business is not seasonal. However, it is not uncommon for federal government agencies to award extra tasks or complete other contract actions in the weeks before the end of the federal government's fiscal year (which is September 30) in order to avoid the loss of unexpended fiscal year funds. Additionally, our quarterly results are impacted by the number of working days in a given quarter. There are generally fewer working days for our employees to generate revenues in the first and fourth quarters of our fiscal year.

Competition

Our key competitors currently include divisions of large defense contractors, as well as a number of mid-size U.S. government contractors with specialized capabilities. Because of the diverse requirements of U.S. government customers and the highly competitive nature of large procurements, we frequently collaborate with these and other companies to compete for large contracts and bid against these team members in other situations. Major differentiators for ManTech in our markets include our distinctive technical competencies, extensive experience supporting mission-critical national security programs, successful past contract performance, reputation for quality at a competitive price and key management with domain expertise.

Company Information Available on the Internet

Our Internet address is www.mantech.com. Through a link to the Investor Relations section of our website, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).

Item 1A. *Risk Factors*

Forward-Looking and Cautionary Statements

Set forth below are the risks that we believe are material to investors who purchase our common stock. You should carefully consider the following risks together with the other information contained in or incorporated by reference into this Annual Report on Form 10-K, including our consolidated financial statements and notes thereto. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us, or those we currently deem to be immaterial, may also materially and adversely affect our business, financial condition or results of operations. This section contains forward-looking statements. You should refer to the explanation of the qualification and limitations of forward-looking statements set forth at the beginning of this Annual Report.

Risks Related to Our Business

We depend on contracts with the U.S. federal government for substantially all of our revenues. If our relationships with the federal government were harmed, our business, future revenues and growth prospects could be adversely affected.

We derive the vast majority of our revenues from our federal government customers. We expect that federal government contracts will continue to be the primary source of our revenues for the foreseeable future. Our business, prospects, financial condition or operating results could be materially harmed if:

- We are suspended or debarred from contracting with the federal government or a significant government agency;
- Our reputation or relationship with government agencies is impaired; or
- The government ceases to do business with us, or significantly decreases the amount of business it does with us.

Among the key factors in maintaining our relationships with federal government agencies are our performance on individual contracts and task orders, the strength of our professional reputation and the relationships of our senior management with our customers.

Federal government spending levels for programs we support may change or be delayed in a manner that adversely affects our future results and limits our growth prospects.

Our business depends upon continued federal government expenditures on intelligence, defense and other programs that we support. These expenditures have not remained constant over time. Today, in the face of growing national debt, and long-term fiscal challenges facing the nation, spending levels for federal government programs generally, and in particular the U.S. defense budget, have come under pressure. We expect that the focus on minimizing costs will continue for the foreseeable future. This focus may affect future levels or timing of expenditures, place pressure on operating margins in our industry, and shift authorizations to programs in areas where we do not currently provide services, thereby adversely impacting our future results of operations. The possibility that automatic spending reductions mandated by the American Tax Payer Relief Act of 2012 may still be triggered and uncertainty about how these automatic reductions may be applied, heightens the risk that spending levels for programs we support will change in a manner that is adverse to us. A reduction in the amount of services that we are contracted to provide, or incorporation of less favorable terms in existing or future contracts, could cause an adverse impact on our business and future results of operations.

The failure by Congress to approve budgets on a timely basis for the federal agencies we support could delay procurement of our services and solutions and cause us to lose future revenues.

On an annual basis, Congress must approve budgets that govern spending by the federal agencies that we support. In years when Congress is not able to complete its budget process before the end of the federal government's fiscal year on September 30, Congress typically funds government operations pursuant to a continuing resolution. A continuing resolution allows federal government agencies to operate at spending levels approved in the previous budget cycle. When the U.S. government operates under a continuing resolution, it may delay funding we expect to receive from customers on work we are already performing and will likely result in new initiatives being delayed or in some cases canceled. The federal government's failure to complete its budget process, or to fund government operations pursuant to a continuing resolution, may result in a federal government shutdown, such as that which occurred during the 1996 fiscal year.

The competitive bidding process can impose substantial constraints and costs upon us and we may lose revenues, or our earnings and profitability may be adversely impacted, if we fail to compete effectively, if we are required to minimize our price in order to compete effectively, or if there are delays caused by protests or challenges of contract awards.

We derive significant revenues from federal government contracts that are awarded through a competitive bidding process. We expect that a significant portion of our future business will also be awarded through competitive bidding. Competitive bidding presents a number of risks, including:

- Incurring expense and delays due to competitor's protest or challenge of contract awards made to us, including the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in the termination, reduction or modification of the awarded contract, which may result in reduced profitability;

- Bidding on programs in advance of the completion of their design, this may result in unforeseen difficulties in execution, cost overruns, or, in the case of unsuccessful competition, the loss of committed costs;

- Spending substantial cost and managerial time and effort to prepare bids and proposals for contracts that may not be awarded to us, which may result in reduced profitability;

- Failing to accurately estimate the resources and cost structure that will be required to service any contract we are awarded;

- Changes to customer bidding practices or government reform of its procurement practices, which may alter the prescribed contract requirements relating to contract vehicles, contract types and consolidations; and

- Changes in policy and goals by the government providing set-aside funds to small business, disadvantaged businesses and other socio-economic requirements in the allocation of contracts.

Additionally, the current federal government budget environment has led an increasing number of our customers to focus on cost as a key component of the procurement evaluation process. This focus has increased competitive pricing pressures and resulted in a reduction to the profits we expect to earn on our federal government contracts. Continuation of the constrained budgetary environment for our customers may lead to additional pricing pressures, which may require us to further minimize our price in order for us to successfully bid for contracts, thereby adversely affecting our earnings and profitability.

If we are unable to win particular contracts that are awarded through the competitive bidding process, in addition to the risk that our operating results may be adversely affected, we may be unable to operate in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the procurement process. Additionally, the competitive bidding process, and increased use by the federal government of a lowest price/technically acceptable standard for contract awards, may require us to decrease the margin by which we expect our bid price to exceed our costs.

Our earnings and profitability may vary based on the mix of type of contracts we perform and may be adversely affected if we do not accurately estimate the expenses, time and resources necessary to satisfy some of our contractual obligations.

We enter into three types of federal government contracts for our services: cost-reimbursable, time-and-materials and fixed-price. Recently, our customers have increasingly procured our services under cost-reimbursable contracts, which tend to offer lower margin opportunities than other contract types. For our last three fiscal years, we derived revenues from such contracts as follows:

	Year Ended December 31,		
	2012	2011	2010
Cost-reimbursable	51.0%	33.6%	20.9%
Time-and-materials	32.8%	50.5%	63.7%
Fixed-price	16.2%	15.9%	15.4%
Total Revenues	100.0%	100.0%	100.0%

Each of these types of contracts, to varying degrees, involves some risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

- Under cost-reimbursable contracts, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance-based. To the extent that the actual costs incurred in performing a cost-reimbursable contract are within the contract ceiling and allowable under the terms of the contract and applicable regulations, we are entitled to reimbursement of our costs, plus a profit. However, if our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs. In particular, there is increasing focus by the federal government on the extent to which contractors are able to receive reimbursement for employee compensation.

- Under time-and-material contracts, we are reimbursed for labor at negotiated hourly billing rates and for certain expenses. We assume financial risk on time-and-material contracts because we assume the risk of performing those contracts at negotiated hourly rates.

- Under fixed-price contracts, we perform specific tasks for a fixed price. Compared to cost-plus contracts, fixed-price contracts generally offer higher margin opportunities, but involve greater financial risk because we bear the impact of cost overruns, which could result in increased costs and expenses. Because we assume such risk, an increase in the percentage of fixed-price contracts in our contract mix, whether caused by a shift by the federal government toward a preference for fixed-price contracts or otherwise, could increase the risk that we suffer losses if we underestimate the level of effort required to perform the contractual obligations.

Our profits could be adversely affected if our costs under any of these contracts exceed the assumptions we used in bidding for the contract.

Many of our federal government customers execute their procurement budgets through multiple award contracts under which we are required to compete for post-award orders, or for which we may not be eligible to compete, potentially limiting our ability to win new contracts and increase revenues.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to purchase goods and services through multiple award ID/IQ contracts and other multiple award and/or government wide acquisition contract vehicles. These contract vehicles require that we make sustained post-award efforts to obtain task orders under the relevant contract. There can be no assurance that we will obtain revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. These provisions may allow the government to:

- Terminate existing contracts for convenience, as well as for default;
- Reduce orders under, or otherwise modify contracts or subcontracts;
- Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;
- Decline to exercise an option to renew multi-year contracts or issue task orders in connection with multiple award contracts;
- Suspend or debar us from doing business with the federal government or with a government agency;
- Prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;
- Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction or modification of the awarded contract;
- Terminate our facility security clearances and thereby prevent us from receiving classified contracts;
- Claim rights in products and systems produced by us; and
- Control or prohibit the export of our products and services.

If the government terminates a contract for convenience, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, we may not even recover those amounts and instead may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. If one of our government customers were to unexpectedly terminate, cancel or decline to exercise an option to renew one or more of our significant contracts or programs, our revenues and operating results would be materially harmed.

We may not receive the full amount authorized under our contracts and we may not accurately estimate our backlog, which could adversely affect our future revenues and growth prospects.

As of December 31, 2012, our estimated contract backlog totaled approximately $6.5 billion, of which approximately $1.8 billion was funded. Backlog is our estimate of the remaining future revenues from existing signed contracts, assuming the exercise of all options relating to such contracts and including executed task orders issued under ID/IQ contracts. Backlog also includes estimates of revenues for solutions that we believe we will be asked to provide in the future under the terms of ID/IQ contracts for which we have an established pattern of revenues. Our estimates are based on our experience using such vehicles and similar contracts; however, we cannot assure that all, or any, of such estimated contract revenues will be recognized as revenues.

We historically have not realized all of the revenue included in our total backlog, and we may not realize all of the revenue included in our total backlog in the future. There is a somewhat higher degree of risk in this regard with respect to unfunded backlog, since it contains management's estimate of amounts expected to be realized on unfunded contract work that may never be realized as revenues. In addition, there can be no assurance that our backlog will result in actual revenue in any particular period, or at all, because the actual receipt, timing, and amount of revenue under contracts included in backlog are subject to numerous uncertainties, including congressional appropriations, many of which are beyond our control. In particular, delays in the completion of the U.S. government's budgeting process and the use of continuing resolutions could adversely affect our ability to timely recognize revenue under our contracts included in backlog. Furthermore, the actual receipt of revenue from contracts included in backlog may never occur or may be delayed because: a program schedule could change or the program could be canceled; a contract's funding or scope could be reduced, modified, delayed, or terminated early, including as a result of a lack of appropriated funds or as a result of cost cutting initiatives and other efforts to reduce federal government spending. If we fail to realize as revenues those amounts included in our backlog, our future revenues and growth prospects may be adversely affected.

We face aggressive competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.

We operate in highly competitive markets and generally encounter intense competition to win contracts. We compete with larger companies that have greater name recognition, financial resources and larger technical staffs. We also compete with smaller, more specialized companies that are able to concentrate their resources on particular areas. To remain competitive, we must provide superior service and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel. In particular, increased efforts by our competitors to meet federal government requirements for efficiency and cost reduction may necessitate that we become more competitive with respect to price, and thereby potentially reduce our profit margins, in order to win or maintain contracts. In addition, our competitors may consolidate or establish teaming or other relationships among themselves or with third parties to increase their ability to address customers' needs.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

For the years ended December 31, 2012 and 2011, we derived 10.1% and 14.4% of our revenues, respectively, from contracts in which we acted as a subcontractor to other contractors. Additionally, where we are named as a prime contractor, we may sometimes enlist other companies to perform some services under the contract as subcontractors. We expect to continue to depend on such relationships with other contractors for a portion of our revenues for the foreseeable future. Our business, prospects, financial condition or operating results could be harmed if other contractors eliminate or reduce their contracts or joint venture relationships with us because they choose to establish relationships with our competitors; they choose to directly offer services that compete with our business; we choose to directly compete with them for services; the government terminates or reduces these other contractors' programs; or the government does not award them new contracts.

Acquisitions could result in operating difficulties, dilution or other adverse consequences to our business.

One of our key operating strategies is to selectively pursue acquisitions. We have made a number of acquisitions in the past and we expect that a portion of our future revenues will continue to come from such transactions. We evaluate potential acquisitions on an ongoing basis. Our acquisitions strategy poses many risks, including:

- We may not be able to identify suitable acquisition candidates at prices we consider attractive;

- We may not be able to compete successfully for identified acquisition candidates, complete future acquisitions or accurately estimate the financial effect of acquisitions on our business;

- Future acquisitions may require us to issue common stock or spend significant cash, resulting in dilution of ownership or additional leverage;

- We may have difficulty retaining an acquired company's key employees or customers;

- We may have difficulty integrating acquired businesses, resulting in unforeseen difficulties, such as incompatible accounting, information management or other control systems;

- Acquisitions may disrupt our business or distract our management from other responsibilities; and

- As a result of an acquisition, we may need to record write-downs from future impairments of intangible assets, which could reduce our future reported earnings.

In connection with any acquisition that we make, there may be liabilities that we fail to discover or that we inadequately assess. Acquired entities may not operate profitably or result in improved operating performance. Additionally, we may not realize anticipated synergies. If our acquisitions perform poorly, our business and financial results could be adversely affected.

We have substantial investments in recorded goodwill and changes in future business conditions could cause these investments to become impaired, requiring substantial write-downs that would reduce our operating income and impact our financial position.

As of December 31, 2012, our goodwill was $861.9 million. The amount of our recorded goodwill may substantially increase in the future as a result of any acquisitions that we make. We evaluate the recoverability of recorded goodwill amounts annually, or when evidence of potential impairment exists. During the second quarter, we completed our annual goodwill impairment test and no impairment losses were identified. However, impairment analysis is based on several factors requiring judgment and the use of estimates, which are inherently uncertain and based on assumptions that may prove to be inaccurate. Additionally, events outside of our control, such as deteriorating market conditions for companies in our industry, may indicate a potential impairment. If there is an impairment, we would be required to write down the recorded amount of goodwill, which would be reflected as a charge against operating income.

If we fail to comply with complex procurement laws and regulations, we could lose business and be liable for various penalties or sanctions.

We must comply with laws and regulations relating to the formation, administration and performance of federal government contracts. These laws and regulations affect how we conduct business with our federal government customers. In complying with these laws and regulations, we may incur additional costs. Non-compliance could result in the imposition of fines and penalties, including contractual damages. Among the more significant laws and regulations affecting our business are the following:

- The Federal Acquisition Regulation, which comprehensively regulates the formation, administration and performance of federal government contracts;

- The Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations;

- The Cost Accounting Standards and Cost Principles, which impose accounting requirements that govern our right to reimbursement under certain cost-based federal government contracts;

- Laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products, services and technical data;

- U.S. export controls, which apply when we engage in international work; and

- The Foreign Corrupt Practices Act.

Failure to comply with these laws and regulations can lead to severe penalties, both civil and criminal, and can include debarment from contracting with the U.S. government.

Our contracting agency customers periodically review our compliance with procurement laws and regulations, as well as our performance under the terms of our federal government contracts. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil or criminal penalties or administrative sanctions, including:

- Termination of contracts;

- Forfeiture of profits;

- Cost associated with triggering of price reduction clauses;

- Suspension of payments;

- Fines; and
- Suspension or debarment from doing business with federal government agencies.

Additionally, the civil False Claims Act provides for potentially substantial civil penalties where, for example, a contractor presents a false or fraudulent claim to the government for payment or approval. Actions under the civil False Claims Act may be brought by the government or by other persons on behalf of the government (who may then share a portion of any recovery).

If we fail to comply with these laws and regulations, we may also suffer harm to our reputation, which could impair our ability to win awards of contracts in the future or receive renewals of existing contracts. If we are subject to civil and criminal penalties and administrative sanctions or suffer harm to our reputation, our current business, future prospects, financial condition or operating results could be materially harmed.

The federal government may change its procurement or other practices in a manner adverse to us.

The federal government may change its procurement practices or adopt new contracting laws, rules or regulations, such as cost accounting standards. For example, it could change its preference for procurement methods and/or contract type in a manner that is unfavorable to contractors in our industry generally. Any such change could potentially place greater pressure on our profit margins, and could materially harm our operating results. Additionally, aspects of the federal government's procurement system, such as the number of acquisition personnel available to support the workload imposed by an increasing number of protests, could exacerbate delays in the procurement decision making process, thus delaying our ability to generate revenues from proposals and awards. The federal government could also adopt new socio-economic requirements, which could reduce our revenues opportunities. Any new contracting methods could be costly or administratively difficult for us to satisfy and, as a result, could cause actual results to differ materially and adversely from those anticipated.

Unfavorable federal government audits or results of other investigations could subject us to penalties or sanctions, adversely affect our profitability, harm our reputation and relationships with our customers or impair our ability to win new contracts.

The Defense Contract Audit Agency (DCAA) and other government agencies routinely audit and investigate government contracts and contractor systems. These agencies review a contractor's performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's accounting, purchasing, estimating, compensation and management information systems. Allegations of impropriety or deficient controls could harm our reputation or influence the award of new contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Recently, U.S. government contractors, including our Company, have seen a trend of increased scrutiny by the DCAA and other U.S. government agencies. For example, among other matters, the DCAA has begun to focus on the strict adherence by technology support contractors to labor qualification requirements contained in the terms of federal government contracts that we support. The DCAA has also generally increased its examination of U.S. government contractors that, like our Company, perform services outside the United States, particularly in Southwest Asia. If any of our internal control systems or policies is found non-compliant or inadequate, payments may be withheld or suspended under our contracts or we may be subjected to increased government scrutiny and approval requirements that could delay or adversely affect our ability to invoice and receive timely payment on our contracts, perform contracts or compete for contracts with the U.S. government. As a result, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. DCAA has completed our incurred cost audits through 2002 and the majority of the audits for 2003, 2004 and 2005, with no material adjustments. While we believe that the vast majority of incurred costs will be approved upon final audit, we do not know the outcome of any future audits and adjustments and, if any future audit adjustments exceed our estimates, our profitability could be adversely affected.

U.S. government contractors are subject to a greater risk of investigation, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities than companies with solely commercial customers. In addition to increased investigation by the DCAA, contractors that provide support services to U.S. forces in Southwest Asia have also come under increasing scrutiny by agency inspectors general, other government auditors and congressional committees. If a government audit or other investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or debarment from doing business with federal government agencies. More generally, increased scrutiny and investigation into business practices and into major programs supported by contractors may lead to increased legal costs and may harm our reputation and profitability if we are among the targeted companies, regardless of the underlying merit of the allegations being investigated.

Covenants in the instruments governing our indebtedness may restrict our financial and operating flexibility.

We maintain a credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent. The credit agreement provides for a $500.0 million revolving credit facility. The maturity date for the credit agreement is October 12, 2016. The terms of the credit agreement permit prepayment and termination at any time, subject to certain conditions. The credit agreement requires the Company to comply with specified financial covenants, including the maintenance of certain consolidated total leverage ratios and a certain fixed charge coverage ratio. The credit agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit or impose restriction on ability to incur liens, incur additional indebtedness, make investments, make acquisitions and undertake certain other actions.

We have $200.0 million in aggregate principal amount of 7.25% senior unsecured notes due April 15, 2018. These 7.25% senior unsecured notes were issued at 100% of the aggregate principal amount and are effectively subordinate to the Company's existing and future senior secured debt (to the extent of the value of the assets securing such debt), including any debt outstanding under our revolving credit facility. The indenture governing these notes contains customary events of default, as well as restrictive covenants, which, subject to important exceptions and qualifications specified in the indenture, will, among other things, limit our ability and the ability of our subsidiaries that guarantee the 7.25% senior unsecured notes to: pay dividends and distributions; repurchase equity; prepay subordinated debt or make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; and allow to exist certain control provisions.

As a result of such covenants and restrictions in the instruments governing our indebtedness, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. In addition, our ability to satisfy the financial ratios required by our instruments of indebtedness can be affected by events beyond our control and we cannot assure you that we will meet these ratios. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be in default under our revolving credit facility or the indenture, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Default under our revolving credit facility could allow the lenders to declare all amounts outstanding to be immediately due and payable. We have pledged substantially all of our assets to secure the debt under our revolving credit facility. If the lenders declare amounts outstanding under the revolving credit facility to be due, the lenders could proceed against those assets. Any event of default, therefore, could have a material adverse effect on our business if the creditors determine to exercise their rights.

Default under the indenture governing our 7.25% senior unsecured notes will allow either the trustee or the holders of at least 25% in principal amount of the then outstanding 7.25% senior unsecured notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the 7.25% senior unsecured notes. Any event of default, therefore, could have a material adverse effect on our business if the amounts due are accelerated.

Our level of indebtedness could materially adversely affect our ability to generate sufficient cash to fulfill our obligations under our outstanding indebtedness, our ability to react to changes in our business and our ability to incur additional indebtedness to fund future needs.

Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our indebtedness, combined with our other financial obligations and contractual commitments, could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness, including our 7.25% senior unsecured notes and indebtedness under our credit agreement, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the indenture governing the notes, our revolving credit facility or any agreements governing other indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other corporate purposes;

- increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to competitors that have relatively less indebtedness;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- limit the rights of the holders of our 7.25% senior unsecured notes to receive payments under the notes if secured creditors have not been paid;

- limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes; and

- prevent us from raising the funds necessary to repurchase all of our 7.25% senior unsecured notes tendered to us upon the occurrence of certain changes of control, which would constitute a default under the indenture governing the notes.

Subject to the restrictions in our revolving credit facility and the indenture governing our senior notes, we may incur significant additional indebtedness. If we incur a substantial amount of additional indebtedness, the related risks that we face could become more significant. Additionally, the terms of any future debt that we may incur may impose requirements or restrictions that further affect our financial and operating flexibility or subject us to other events of default.

If we fail to recruit and retain skilled employees or employees with the necessary skill sets or security clearances, we might not be able to perform under our contracts or win new business and our growth may be limited.

To be competitive, we must have employees who have advanced information technology and technical services skills and who work well with our customers in a government or defense-related environment. Often, these employees must have some of the highest security clearances in the United States. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. Recruiting, training and retention costs can place significant demands on our resources. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted. If we are required to engage larger numbers of contracted personnel, our profit margins could be adversely affected. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract and we may not be able to recover certain incurred costs.

Security breaches in customer systems could adversely affect our business.

Many of the programs we support and systems we develop, install and maintain involve managing and protecting information involved in intelligence, national security and other classified or sensitive customer functions. While we have programs designed to comply with relevant security laws, regulations and restrictions, a security breach in one of these systems could cause serious harm to our business, damage our reputation and prevent us from being eligible for further work on critical systems for our current customers or for other federal government customers generally. Losses that we could incur from such a security breach could exceed the policy limits that we have for errors and omissions and product liability insurance coverage. Damage to our reputation or limitations on our eligibility for additional work resulting from a security breach in one of the systems we develop, install and maintain could materially reduce our revenues.

Internal system or service failures, including those resulting from cyber or other security threats, could disrupt our business and impair our ability to effectively provide our services to our customers, which could damage our reputation and have a material adverse effect on our business and results of operations.

We create, implement and maintain information technology and engineering systems, and provide services that are often critical to our customers' operations, some of which involve classified or other sensitive information in intelligence, national security and other classified or sensitive customer functions. As a result, we are subject to systems or service failures, not only resulting from our own failures or the failures of third-party service providers, natural disasters, power shortages or terrorist attacks, but also from continuous exposure to cyber and other security threats, including computer viruses, attacks by computer hackers or physical break-ins. In particular, as a U.S. government contractor, we face a heightened risk of a security breach or disruption with respect to classified or other sensitive information resulting from an attack by computer hackers, foreign governments or cyber terrorists. Many government contractors have been the target of these types of attacks in the past and future attacks are likely to occur. If successful, these types of attacks on our network or other systems or service failures could have a material adverse effect on our business and results of operations, due to, among other things, the loss of customer or proprietary data, interruptions or delays in our customers' businesses, and damage to our reputation. In addition, the failure or disruption of our systems, communications or utilities could cause us to interrupt or suspend our operations, which could have a material adverse effect on our business and results of operations.

If our systems, services or other applications have significant defects or errors, are successfully attacked by cyber and other security threats, suffer delivery delays or otherwise fail to meet our customers' expectations, we may:

- lose revenue due to adverse customer reaction;
- be required to provide additional services to a customer at no charge;
- incur additional costs related to monitoring and increasing our cyber security;
- lose revenue due to the deployment of internal staff for remediation efforts instead of customer assignments;
- receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain customers;
- be unable to successfully market services that are reliant on the creation and maintenance of secure information technology systems to U.S. government, international and commercial customers;
- suffer claims for substantial damages, particularly as a result of any successful network or systems breach and exfiltration of customer information; or
- incur significant costs complying with applicable federal or state law, including laws governing protection of personal information.

In addition to any costs resulting from contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

Our errors and omissions insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, these claims could result in significant legal and other costs, may be a distraction to our management and may harm our customer relationships.

If our subcontractors or joint venture partners fail to perform their contractual obligations, our performance and reputation as a prime contractor and our ability to obtain future business could suffer.

As a prime contractor, we often rely significantly upon other companies as subcontractors to perform work we are obligated to perform for our customers. If one or more of our subcontractors fail to perform satisfactorily the agreed-upon services on a timely basis, or violate government contracting policies, laws or regulations, our ability to perform our obligations or meet our customers' expectations as a prime contractor may be compromised. In some cases, we have limited involvement in the work performed by the subcontractors but are nevertheless responsible for such work. In extreme cases, performance or other deficiencies on the part of our subcontractors could result in a customer terminating our contract for default. A termination for default could expose us to a liability for the agency's costs of reprocurement, damage our reputation and hurt our ability to compete for future contracts and task orders.

Additionally, we often enter into joint ventures so that we can jointly bid and perform on a particular project. The success of these and other joint ventures depends, in large part, on the satisfactory performance of the contractual obligations by our joint venture partners. If our partners do not meet their obligations, the joint ventures may be unable to adequately perform and deliver their contracted services. Under these circumstances, we may be required to make additional investments and provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profits or, in some cases, significant losses for us with respect to the joint venture, which could also affect our reputation in the industries we serve.

Our overall profit margins on our contracts may decrease and our results of operations could be adversely affected if materials and subcontract revenues grow at a faster rate than labor-related revenues.

Our revenues are generated both from the efforts of our employees (labor-related revenues) and from the receipt of payments for the cost of materials and subcontracts we use in connection with performing our services (materials and subcontract revenues). Generally, our materials and subcontract revenues have lower profit margins than our labor-related revenues. If our materials and subcontract revenues grow at a faster rate than labor-related revenues, our overall profit margins may decrease and our profitability could be adversely affected.

Our business operations involve considerable risks and hazards. An accident or incident involving our employees or third parties could harm our reputation, affect our ability to compete for business, and if not adequately insured or indemnified, could adversely affect our results of operations and financial condition.

Our business involves providing services that require some of our employees to operate in countries that may be experiencing political unrest, war or terrorism. As a result, during the course of such deployments we are exposed to liabilities arising from accidents or incidents involving our employees or third parties. Any of these types of accidents or incidents could involve significant potential injury or other claims by employees and/or third parties. It is also possible that we will encounter unexpected costs in connection with additional risks inherent in sending our employees to dangerous locations, such as increased insurance costs, as well as the repatriation of our employees or executives for reasons beyond our control.

We maintain insurance policies that mitigate risk and potential liabilities related to our operations. Our insurance coverage may not be adequate to cover those claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. Substantial claims in excess of our related insurance coverage could adversely affect our operating performance and may result in additional expenses and possible loss of revenues.

Furthermore, any accident or incident for which we are liable, even if fully insured, may result in negative publicity that could adversely affect our reputation among our customers and the public, which could result in us losing existing and future contracts or make it more difficult to compete effectively for future contracts. This could adversely affect our operating performance and may result in additional expenses and possible loss of revenues.

Our employees or subcontractors may engage in misconduct or other improper activities, which could cause us to lose customers or affect our ability to contract with the federal government.

Because we are a government contractor, should an employee or subcontractor commit fraud or should other misconduct occur, such occurrences could have an adverse impact on our business and reputation. Misconduct by employees, subcontractors or joint venture partners could involve intentional failures to comply with federal laws including: federal government procurement regulations; requirements for handling of sensitive or classified information; the terms of our contracts; or proper time-keeping practices. These actions could lead to civil, criminal and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and harm our reputation. The precautions we take to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses.

Our business depends upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances and we are required to maintain certain facility security clearances complying with the Department of Defense and intelligence community requirements. Obtaining and maintaining security clearances for employees involves a lengthy process and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively re-bid on expiring contracts.

We face risks associated with our international business.

Our business operations are subject to a variety of risks associated with conducting business internationally, including:

- Changes in or interpretations of foreign laws or policies that may adversely affect the performance of our services;
- Political instability in foreign countries;
- Imposition of inconsistent laws or regulations;
- Conducting business in places where laws, business practices and customs are unfamiliar or unknown;
- Imposition of limitations on or increase of withholding and other taxes on payments by foreign subsidiaries or joint ventures; and
- Compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act and U.S. export control regulations, by us or subcontractors.

Although such risks have not significantly impacted our business to date, we do not know the impact that these regulatory, geopolitical and other factors could have on our business in the future.

Risks Related to Our Stock

Our quarterly operating results may fluctuate.

Our quarterly revenues and operating results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our operating results on a period-to-period basis may be of limited significance in some cases, and as such, you should not rely on our past results as an indication of our future performance. While our financial results may be negatively affected by any of the risk factors identified in this section of our Form 10-K, a number of factors could cause our revenues, cash flows and operating results to vary from quarter-to-quarter, including:

- Timing of award or performance incentive fee notices;
- Fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;
- Commencement, completion or termination of contracts during any particular quarter;
- Reallocation of funds to customers due to priority;
- Timing of significant bid and proposal costs;
- Variable purchasing patterns under government contracts, blanket purchase agreements and ID/IQ contracts;
- Seasonal or quarterly fluctuations in our workdays and staff utilization rates;
- Strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs and joint ventures;
- Changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;
- Changes in federal government policy or budgetary measures that adversely affect government contracts in general; and
- Changes in the volume of purchase requests from customers for equipment and materials.

Because a relatively large amount of our expenses are fixed, cash flows from our operations may vary significantly as a result of changes in the volume of services provided under existing contracts and the number of contracts that are commenced, completed or terminated during any quarter. We incur significant operating expenses during the start-up and early stages of large contracts and typically we do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when a contract expires, terminates or is not renewed.

We may change our dividend policy in the future.

The Company has maintained a regular cash dividend program since 2011, and we anticipate paying quarterly dividends for 2013 pursuant to such program. However, any future payment of dividends, including the timing and amount of any such dividends, will be at the discretion of our Board of Directors and will depend upon our earnings, liquidity, financial condition and such other factors as our Board of Directors considers relevant. A change in our dividend policy could have an adverse effect on the market price of our common stock.

Mr. Pedersen, our Chairman and Chief Executive Officer, effectively controls our Company, and his interests may not be aligned with those of other stockholders.

As of December 31, 2012, Mr. Pedersen owned approximately 36% of our total outstanding shares of common stock. Holders of our Class B common stock are entitled to ten votes per share, while holders of our Class A common stock are entitled to only one vote per share. Mr. Pedersen beneficially owned 13,192,845 shares of Class B common stock as of December 31, 2012, thus he controlled approximately 85% of the combined voting power of our stock as of December 31, 2012. Accordingly, Mr. Pedersen controls the vote on all matters submitted to a vote of our stockholders. As long as Mr. Pedersen beneficially owns a majority of the combined voting power of our common stock, he will have the ability, without the consent of our public stockholders, to elect all members of our Board of Directors and to control our management and affairs.

Mr. Pedersen's voting control may have the effect of preventing or discouraging transactions involving an actual or a potential change of control of the Company, regardless of whether a premium is offered over then-current market prices. Mr. Pedersen will be able to cause a change of control of the Company. Mr. Pedersen's voting control could adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with such concentrated ownership.

Mr. Pedersen could also cause a registration statement to be filed and to become effective under the Securities Act of 1933, thereby permitting him to freely sell or transfer the shares of common stock that he owns, which could have an impact on the trading price of our stock.

Provisions in our charter documents and Delaware law may inhibit potential acquisition bids that you and other stockholders may consider favorable, and the market price of our Class A common stock may be lower as a result.

There are provisions in our certificate of incorporation and bylaws that make it more difficult for a third party to acquire, or attempt to acquire, control of our Company, even if a change of control were considered favorable by you and other stockholders. Among the provisions that could have an anti-takeover effect, are provisions relating to the following:

- The high vote nature of our Class B common stock;
- The ability of the Board of Directors to issue preferred stock;
- The inability of stockholders to take action by written consent; and
- The advance notice requirements for director nominations or other proposals submitted by our stockholders.

Item 1B. *Unresolved SEC Staff Comments*

We have not received any written comments from the SEC staff regarding our periodic or current reports under the Exchange Act that remain unresolved.

Item 2. *Properties*

We lease our facilities, including offices, warehouses and labs, and we do not own any facilities or real estate materially important to our operations. Our facilities are leased in close proximity to our customers. As of December 31, 2012, we leased 25 facilities throughout the metropolitan Washington, D.C. area and 47 facilities in other parts of the United States, for approximately 1,476,000 square feet. We also have employees working at customer sites throughout the United States and in other countries. Our leases expire between 2013 through 2024.

We believe our current facilities are adequate to meet our current needs. We do not anticipate any significant difficulty in renewing our leases or finding alternative space to lease upon the expiration of our leases and to support our future growth.

Item 3. ***Legal Proceedings***

We are subject to certain legal proceedings, government audits, investigations, claims and disputes that arise in the ordinary course of our business. Like most large government defense contractors, our contract costs are audited and reviewed on a continual basis by an in-house staff of auditors from the DCAA. In addition to these routine audits, we are subject from time-to-time to audits and investigations by other agencies of the federal government. These audits and investigations are conducted to determine if our performance and administration of our government contracts are compliant with contractual requirements and applicable federal statutes and regulations. An audit or investigation may result in a finding that our performance, systems and administration is compliant or, alternatively, may result in the government initiating proceedings against us or our employees, including administrative proceedings seeking repayment of monies, suspension and/or debarment from doing business with the federal government or a particular agency or civil or criminal proceedings seeking penalties and/or fines. Audits and investigations conducted by the federal government frequently span several years.

Although we cannot predict the outcome of these and other legal proceedings, investigations, claims and disputes, based on the information now available to us, we do not believe the ultimate resolution of these matters, either individually or in the aggregate, will have a material adverse effect on our business, prospects, financial condition or operating results.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our Class A common stock has been quoted on the Nasdaq Stock Market under the symbol "MANT" since our initial public offering on February 7, 2002. The following table sets forth, for the periods indicated, the high and low prices of our shares of common stock, as reported on the Nasdaq Stock Market.

2012	**High**	**Low**
First Quarter	$37.16	$31.56
Second Quarter	$34.76	$21.12
Third Quarter	$24.75	$19.74
Fourth Quarter	$26.87	$21.58

2011	**High**	**Low**
First Quarter	$44.57	$38.76
Second Quarter	$45.53	$41.45
Third Quarter	$46.26	$29.33
Fourth Quarter	$38.19	$29.79

There is no established public market for our Class B common stock.

As of February 20, 2013, there were 59 holders of record of our Class A common stock and 3 holders of record of our Class B common stock. The number of holders of record of our Class A common stock is not representative of the number of beneficial holders because many of the shares are held by depositories, brokers or nominees.

Dividend Policy

During fiscal year 2012, we declared and paid quarterly dividends, each in the amount of $0.21 per share, on all issued and outstanding shares of common stock. During the year ended December 31, 2011, we declared and paid semi-annual dividends, each in the amount of $0.42 per share on all issued and outstanding shares of common stock. For 2013, we anticipate paying quarterly dividends, each in the amount of $0.21 per share. While we expect to continue the regular cash dividend program, any future dividends declared will be at the discretion of our Board of Directors and will depend, among other factors, upon our results of operations, financial condition and cash requirements, as well as such other factors our Board or Directors deems relevant.

Recent Sales of Unregistered Securities

We did not issue or sell any securities in fiscal year 2012 that were not registered under the Securities Act of 1933. The issuance of shares to the Employee Stock Ownership Plan did not constitute sales within the meaning of the Securities Act.

Equity Compensation Plan Information

Information regarding our equity compensation plans and the securities authorized for issuance thereunder is incorporated by reference in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Purchase of Equity Securities

The Company did not purchase equity securities during the year ended December 31, 2012.

Performance Graph

The stock performance graph compares the cumulative total shareholder return of ManTech common stock to the Nasdaq Stock Market (U.S.) Index, Standard & Poor's MidCap 400 Index, the Russell 2000 Index and our Peer Group Index. Our Peer Group Index consists of CACI International Inc.; Dynamics Research Corporation; NCI, Inc.; and SAIC, Inc. The period measured is December 31, 2007 to December 31, 2012. The graph assumes an investment of $100 in ManTech common stock and each of the indices with reinvestment of all dividends.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012
Index Value
130
120
110
100
90
80
70
60
50
2007
2008
2009
2010
2011
2012
ManTech International Corporation
S&P Midcap 400 Index
NASDAQ Composite-Total Returns
Russell 2000 Index
Peer Group

Item 6. *Selected Financial Data*

The selected financial data presented for each of the five years ended December 31, 2012 is derived from our audited consolidated financial statements. The selected financial data presented should be read in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2012	2011	2010 (1)	2009	2008
	(in thousands, except per share amounts)				
Statement of Income Data:					
Revenues	$ 2,582,295	$ 2,869,982	$ 2,604,038	$ 2,020,334	$ 1,870,879
Operating income	$ 170,988	$ 227,354	$ 215,140	$ 179,079	$ 153,358
Net income	$ 95,019	$ 133,306	$ 125,096	$ 111,764	$ 90,292
Basic earnings per share - Class A and B	$ 2.57	$ 3.64	$ 3.45	$ 3.13	$ 2.58
Diluted earnings per share - Class A and B	$ 2.57	$ 3.63	$ 3.43	$ 3.11	$ 2.55
Dividend per share	$ 0.84	$ 0.84	$ —	$ —	$ —
Balance Sheet Data:					
Working capital	$ 357,909	$ 300,366	$ 282,496	$ 276,087	$ 140,744
Goodwill (2)	$ 861,912	$ 808,455	$ 729,558	$ 488,217	$ 479,516
Total assets	$ 1,841,909	$ 1,760,206	$ 1,590,477	$ 1,100,747	$ 1,021,712
Long-term debt (3)	$ 200,000	$ 200,000	$ 200,000	$ —	$ —

(1) On January 15, 2010, we acquired Sensor Technologies Inc. (STI) for $241.4 million. STI added $518.0 million in revenues to our 2010 results. For further information on this acquisition see Note 3 to our consolidated financial statements in Item 8.

(2) Including STI, we completed eight acquisitions between fiscal years ending December 31, 2008 and December 31, 2012. In aggregate, these acquisitions have added $382.3 million in goodwill. For additional information on our recent acquisitions, see Note 3 to our consolidated financial statements in Item 8.

(3) Effective April 13, 2010, we issued $200.0 million of 7.25% senior unsecured notes due 2018.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the notes to those statements included in Item 8 "Financial Statements and Supplemental Data." This discussion contains forward-looking statements that involve risks and uncertainties. For a description of these forward-looking statements, refer to Part I "Forward-Looking Statements." A description of factors that could cause actual results to differ materially from the results we anticipate include, but are not limited to, those discussed in Item 1A "Risk Factors," as well as discussed elsewhere in this Annual Report.

Overview

ManTech is a leading provider of innovative technologies and solutions for mission-critical national security programs for the intelligence community; departments of Defense, State, Homeland Security, Energy and Justice, including the Federal Bureau of Investigation (FBI); healthcare and space communities; and other U.S. federal government customers. We provide support to critical national security programs for approximately 50 federal agencies through approximately 1,000 contracts. Our services include the following solution sets that are aligned with the long-term needs of our customers: command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) solutions and services; cyber security; global logistics support; IT modernization and sustainment; intelligence/counter-intelligence solutions and support; systems engineering; test and evaluation; environmental, range and sustainability services; and healthcare analytics and IT. ManTech supports major national missions, such as military readiness and wellness, terrorist threat detection, information security and border protection. Our employees operate primarily in the United States, as well as numerous locations internationally.

We derive revenues primarily from contracts with U.S. government agencies that are focused on national security and as a result, funding for our programs is generally linked to trends in U.S. government spending in the areas of defense, intelligence and homeland security. While we believe that spending for national security and other programs we support will continue to be a priority, federal spending levels generally have come under pressure given mounting levels of debt. The uncertainty about funding levels has led certain of our customers to delay awards and spending and led the government to policies adverse to our industry. For example, during 2012 federal government service providers experienced an impact on profit margins as a result of pricing pressures from government customers. We expect that our customers will continue to be motivated by minimizing cost, which we expect to lower margins across the whole industry.

While budgetary pressures and limitations have created a challenging environment for companies in our industry, we believe that this situation may provide opportunities for price competitive providers such as ManTech and that the federal government's spending will remain robust in key areas for which ManTech is well positioned. For example, changing mission priorities following the end of the Iraq war and the planned withdrawal from Afghanistan have and will continue to result in reduced spending in support of overseas contingency operations generally. This change will impact the outlook for our industry overall, however we believe that ManTech is positioned to continue benefiting in the near term from our delivery of C4ISR and logistics services around the world, as evidenced by recent significant contract awards in these areas.

Revenues

Substantially all of our revenues are derived from services and solutions provided to the federal government or to prime contractors supporting the federal government, including services provided by our employees, our subcontractors and through solutions that include third-party hardware and software that we purchase and integrate as a part of our overall solutions. These requirements may vary from period-to-period depending on specific contract and customer requirements. The following table shows revenues from each type of customer as a percentage of total revenues for the periods presented.

	Year Ended December 31,		
	2012	**2011**	**2010**
Department of Defense and intelligence agencies	95.4%	96.6%	95.8%
Federal civilian agencies	3.8%	2.6%	2.9%
State agencies, international agencies and commercial entities	0.8%	0.8%	1.3%
Total Revenues	100.0%	100.0%	100.0%

Several years ago, management decided to pursue a prime position on contracts by bidding as a prime and through the acquisition of companies holding a prime position on desired contract vehicles. As a result, our prime contract revenues as a percentage of our total revenues have increased each year since 2008. The following table shows our revenues as prime contractor and as subcontractor as a percentage of our total revenues for the following periods:

	Year Ended December 31,		
	2012	**2011**	**2010**
Prime contract revenues	89.9%	85.6%	75.9%
Subcontract revenues	10.1%	14.4%	24.1%
Total Revenues	100.0%	100.0%	100.0%

We provide our services and solutions under three types of contracts: cost-reimbursable; time-and-materials; and fixed-price.

Cost-reimbursable contracts-Under cost-reimbursable contracts, we are reimbursed for costs that are determined to be reasonable, allowable and allocable to the contract and paid a fee representing the profit margin negotiated between us and the contracting agency, which may be fixed or performance based. Under cost-reimbursable contracts we recognize revenues and an estimate of applicable fees earned as costs are incurred. We consider fixed fees under cost-reimbursable contracts to be earned in proportion to the allowable costs incurred in performance of the contract. For performance based fees under cost-reimbursable contracts, we recognize the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding performance.

For cost-reimbursable contracts with performance-based fee incentives that are subject to the provisions of Securities and Exchange Commission (SEC) Topic 13, *Revenue Recognition*, we recognize the relevant portion of the fee upon customer approval.

Time-and-materials contracts-Under time-and-materials contracts, we are reimbursed for labor at fixed hourly rates and generally reimbursed separately for allowable materials, costs and expenses at cost. We recognize revenues under time-and-materials contracts by multiplying the number of direct labor hours expended by the contract billing rates and adding the effect of other billable direct costs.

Fixed-price contracts-Under fixed-price contracts, we perform specific tasks for a fixed price. Fixed-price contracts may include either a product delivery or specific service performance over a defined period. Revenues on fixed-price contracts that provide for the Company to render services throughout a period is recognized as earned according to contract terms as the service is provided on a proportionate performance basis. For fixed-price contracts that provide for the delivery of a specific product with related customer acceptance provisions, revenues are recognized as those products are delivered and accepted.

Our contract mix varies from year-to-year due to numerous factors, including our business strategies and federal government procurement objectives. The following table shows revenues from each of these types of contracts as a percentage of total revenues for the periods presented.

	Year Ended December 31,		
	2012	**2011**	**2010**
Cost-reimbursable	51.0%	33.6%	20.9%
Time-and-materials	32.8%	50.5%	63.7%
Fixed-price	16.2%	15.9%	15.4%
Total Revenues	100.0%	100.0%	100.0%

The amount of risk and potential reward varies under each type of contract. Under cost-reimbursable contracts, there is limited financial risk, because we are reimbursed for all allowable direct and indirect costs. However, profit margins on this type of contract tend to be lower than on time-and-materials and fixed-price contracts. Under time-and-material contracts, we assume financial risk because our labor costs may exceed the negotiated billing rates. Profit margins on well-managed time-and material contracts tend to be higher than profit margins on cost-reimbursable contracts as long as we are able to staff those contracts with people who have an appropriate skill set. Fixed-price contracts generally offer higher profit margins opportunities, but generally involve greater financial risk because we bear the impact of any cost overruns. Our earnings and profitability may vary depending on changes in our contract mix. Over the past several years, our customers have increasingly procured our services under cost-reimbursable contracts.

Cost of Services

Cost of services primarily includes direct costs incurred to provide our services and solutions to customers. The most significant portion of these costs are direct labor costs, including salaries and wages, plus associated fringe benefits of our employees directly serving customers, in addition to the related management, facilities and infrastructure costs. Cost of services also includes other direct costs, such as the costs of subcontractors and outside consultants and third-party materials, including hardware or software that we purchase and provide to the customer as part of an integrated solution.

Changes in the mix of services and equipment provided under our contracts can result in variability in our contract margins. Since we earn higher profits on our own labor services, we expect the ratio of cost of services as a percent of revenues to decline when our labor services mix increases relative to subcontracted labor or third-party materials. Conversely, as subcontracted labor or third-party material purchases for customers increase relative to our own labor services, we expect the ratio of cost of services as a percent of revenues to increase.

The proportion that costs of services bears to revenues varies in part based on our mix of revenues by contract type. In general, cost-reimbursable contracts are the least profitable of our government contracts but offer the lowest risk of loss. Under time-and-materials contracts, to the extent that our actual labor costs are higher or lower than the billing rates under the contract, our profit under the contract may either be greater or less than we anticipated or we may suffer a loss under the contract. In general, we realize a higher profit margin on work performed under time-material contracts than cost-reimbursable contracts. Fixed-price contracts generally offer higher profit margins opportunities but involve great financial risk because we bear impact of cost overruns in return for the full benefit of any cost savings.

General and Administrative Expenses

General and administrative expenses include the salaries and wages, plus associated fringe benefits of our employees not performing work directly for customers, and associated facilities costs. Among the functions covered by these costs are corporate business development, bid and proposal, contracts administration, finance and accounting, legal, corporate governance and executive and senior management. In addition, we included stock-based compensation, as well as depreciation and amortization expense related to the general and administrative function. Depreciation and amortization expenses include the depreciation of computers, furniture and other equipment, the amortization of third party software we use internally, leasehold improvements and intangible assets. Intangible assets include customer relationships and contract backlogs acquired in business combinations, and are amortized over their estimated useful lives.

Interest Expense

Interest expense is primarily related to interest expense incurred or accrued under our outstanding borrowings, our 7.25% senior secured notes and deferred financing charges.

Interest Income

Interest income is primarily from cash on hand and notes receivable.

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenues as well as the year-over-year change from December 31, 2011 to December 31, 2012.

	Year Ended December 31,				Year-to-Year Change	
	2012	2011	2012	2011	2011 to 2012	
	Dollars		Percentages		Dollars	Percent
			(dollars in thousands)			
REVENUES	$ 2,582,295	$ 2,869,982	100.0%	100.0%	$ (287,687)	(10.0)%
Cost of services	2,213,894	2,453,679	85.7%	85.5%	(239,785)	(9.8)%
General and administrative expenses	197,413	188,949	7.7%	6.6%	8,464	4.5 %
OPERATING INCOME	170,988	227,354	6.6%	7.9%	(56,366)	(24.8)%
Interest expense	(16,304)	(15,791)	0.6%	0.5%	(513)	3.2 %
Interest income	344	332	—%	—%	12	3.6 %
Other income (expense), net	(74)	3,607	—%	0.1%	(3,681)	(102.1)%
INCOME FROM OPERATIONS BEFORE INCOME TAXES	154,954	215,502	6.0%	7.5%	(60,548)	(28.1)%
Provision for income taxes	(59,935)	(82,196)	2.3%	2.9%	22,261	(27.1)%
NET INCOME	$ 95,019	$ 133,306	3.7%	4.6%	$ (38,287)	(28.7)%

Revenues

The primary driver of our decrease in revenues relates to reductions on our C4ISR support contracts and contracts that have ended. These reductions were partially offset by revenues provided from new contract awards in the intelligence area. The reduction in C4ISR work is primarily due to reduced demand for field service support and delays in enhancements to existing ISR systems.

While there is significant budgetary uncertainty, we expect to perform strongly in 2013 as we take advantage of market share expansion opportunities through our competitive positioning in today's highly cost sensitive environment and use our strong balance sheet to pursue acquisitions targets in strategically important markets.

Cost of services

The decrease in cost of services was primarily due to the decrease in revenues. As a percentage of revenues, direct labor costs increased to 36.1% for the year ended December 31, 2012, as compared to 34.2% for the same period in 2011 as a result of an increase in our percentage of work as a prime contractor. As a percentage of revenues, other direct costs, which include subcontractors and third party equipment and materials used in the performance of our contracts, decreased from 51.3% for the year ended December 31, 2011 to 49.6% for the same period in 2012 due to a reduction in other direct costs on the C4ISR support contracts.

General and administrative expenses

The increase in general and administrative expense was primarily due to our acquisitions and facility related costs from newly leased office space. We expect general and administrative expenses as a percentage of revenues in 2013 to decline slightly compared to 2012 as we have instituted numerous cost reduction initiatives.

Other income (expense), net

The decrease in other income (expense), net was due to the sale of our investment in NetWitness in April 2011, which resulted in a gain of $3.7 million for the year ended December 31, 2011.

Provision for income taxes

Our effective income tax rates were 38.7% and 38.1% for the years ended December 31, 2012 and 2011, respectively. Our tax rate is affected by recurring items, such as tax rates and the relative amount of income we earn in jurisdictions, which we expect to be fairly consistent in the near term. It is also affected by discrete items that may occur in any given year, but are not consistent from year to year. The difference between our statutory U.S. federal income tax rate of 35.0% and our effective tax rate is state income taxes and non-deductible compensation.

Net income

The decrease was due to lower revenues, increased general and administrative expenses and margin pressure on our new contracts, both from the shift in contract type to cost-reimbursable and increased competitive market place. We expect additional pressure on future levels of net income as a percentage of revenues as the trend towards cost-reimbursable contract awards, increased competition and pricing pressures continue to impact our operating margin.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Statements of Income

The following table sets forth certain items from our consolidated statements of income and the relative percentages that certain items of expense and earnings bear to revenues as well as the year-over-year change from December 31, 2010 to December 31, 2011.

	Year Ended December 31,				Year-to-Year Change	
	2011	2010	2011	2010	2010 to 2011	
	Dollars		Percentages		Dollars	Percent
			(dollars in thousands)			
REVENUES	$ 2,869,982	$ 2,604,038	100.0%	100.0%	$ 265,944	10.2 %
Cost of services	2,453,679	2,208,631	85.5%	84.8%	245,048	11.1 %
General and administrative expenses	188,949	180,267	6.6%	6.9%	8,682	4.8 %
OPERATING INCOME	227,354	215,140	7.9%	8.3%	12,214	5.7 %
Interest expense	(15,791)	(12,567)	0.5%	0.5%	(3,224)	25.7 %
Interest income	332	361	—%	—%	(29)	(8.0)%
Other income (expense), net	3,607	(483)	0.1%	—%	4,090	846.8 %
INCOME FROM OPERATIONS BEFORE INCOME TAXES	215,502	202,451	7.5%	7.8%	13,051	6.4 %
Provision for income taxes	(82,196)	(77,355)	2.9%	3.0%	(4,841)	6.3 %
NET INCOME	$ 133,306	$ 125,096	4.6%	4.8%	$ 8,210	6.6 %

Revenues

Revenue growth of $176.8 million came from organic growth due to contract awards and expansion on prime positions in our C4ISR support business, including the S3 contract vehicle. Our acquisitions of S&IS, MTCSC, TranTech and WINS contributed revenue growth of $128.8 million. These increases were partially offset by a decrease in our global logistic services contracts.

Cost of services

The increase in cost of services was primarily due to our acquisitions and continued organic growth. Direct labor costs, which include applicable fringe benefits and overhead, increased 8.2% for the year ended December 31, 2011 over the same period in 2010, primarily due to our acquisitions. As a percentage of revenues, direct labor costs decreased to 34.2% for the year ended December 31, 2011, as compared to 34.8% for the same period in 2010. Other direct costs, which include subcontractors and third party equipment and materials used in the performance of our contracts, increased by 13.1% for the year ended December 31, 2011 over the same period in 2010. As a percentage of revenues, other direct costs increased from 50.0% for the year ended December 31, 2010 to 51.3% for the same period in 2011. The increase of other direct costs as a percentage of revenues was primarily due to increasing subcontractor costs related to our increasing position as a prime on contracts.

General and administrative expenses

The increase in general and administrative expense was primarily due our acquisitions, higher bid and proposal expenses driven by a few large proposals, higher expenses for non-recurring legal services related to a case in which the Company is the plaintiff and stock-based compensation expenses increased due to higher forfeitures in 2010 resulting from the resignation of the Company's former Chief Operating Officer. As a percentage of revenues, general and administrative expenses decreased due to the leveraging of our general and administrative expense over a larger base.

Interest expense

The increase in interest expense was primarily related to our 7.25% senior unsecured notes being outstanding for all of 2011 as compared to nine months of 2010. We incurred $15.0 million of interest expense for the year ended December 31, 2011 related to our 7.25% senior unsecured notes issued in April 2010.

Other income (expense), net

The increase in other income (expense), net was due to the sale of our investment in NetWitness, which resulted in a gain of $3.7 million for the year ended December 31, 2011.

Provision for income taxes

Our effective income tax rates were 38.1% and 38.2% for the years ended December 31, 2011 and 2010, respectively.

Net income

The increase in net income was due to higher revenues as well as a gain we recorded due to the sale of an investment.

Backlog

For the years ended December 31, 2012, 2011 and 2010 our backlog was $6.5 billion, $4.7 billion and $4.9 billion, respectively, of which $1.8 billion, $1.3 billion and $1.6 billion, respectively, was funded backlog. Backlog represents estimates that we calculate on a consistent basis. For additional information on how we compute backlog, see "Backlog" in Item 1 "Business."

Liquidity and Capital Resources

Historically, our primary liquidity needs have been the financing of acquisitions, working capital, payment under our cash dividend program and capital expenditures. Our primary sources of liquidity are cash provided by operations and our revolving credit facility.

On December 31, 2012, the Company's cash and cash equivalents balance was $134.9 million. At December 31, 2012, there was no outstanding balance under our revolving credit facility. At December 31, 2012, we were contingently liable under letters of credit totaling $0.2 million, which reduces our ability to borrow under our revolving credit facility by that amount. The maximum available borrowings under our revolving credit facility at December 31, 2012 was $499.8 million. At December 31, 2012, we had $200.0 million outstanding of our 7.25% senior unsecured notes.

Generally, cash provided by operating activities is adequate to fund our operations, including payments under our regular cash dividend program. Due to fluctuations in our cash flows and level of operations, it is necessary from time-to-time to increase borrowings under our revolving credit facility to meet cash demands.

Net cash flows from operating activities

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net cash flow from operating activities	$ 126,258	$ 221,355	$ 171,445

Our operating cash flow is primarily affected by our ability to invoice and collect from our customers in a timely manner, our ability to manage our vendor payments and the overall profitability of our contracts. We bill most of our customers monthly after services are rendered. Cash flow from operations decreased during the year ended December 31, 2012 compared to the same period in 2011 due to decreased billings in excess, lower net income, increased contractual inventory, timing of salaries payable and an increase in our days sales outstanding (DSO), which were partially offset by timing of vendor payables and deferred income taxes. Contractual inventory relates to equipment on one of our intelligence contracts that was delivered in 2013. Our accounts receivable DSO ratio, based on fourth quarter sales, was 79 and 71 at December 31, 2012 and 2011, respectively. Increased cash flow from operations during the year ended December 31, 2011 compared to the same period in 2010 was due to increased receivables, depreciation expense and billings in excess of revenue earned primarily related to a contract to provide mobile telecommunication services in Afghanistan, and net income, partially offset by the timing of vendor payables and decreased deferred income taxes.

Net cash flows from investing activities

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net cash flow from investing activities	$ (76,009)	$ (165,475)	$ (382,161)

Our cash flow from investing activities consists primarily of business acquisitions and expenditures related to equipment, leasehold improvements and software. Cash outflows for the year ended December 31, 2012 were due to the acquisition of the business of HBGary, Inc. for $23.8 million and Evolvent Technologies, Inc. for $38.9 million net of cash acquired and capital expenditures of $14.9 million. Cash outflows in 2011 were due to the purchase of property and equipment of $54.5 million primarily related to a mobile telecommunication network built for use on one of our contracts in Afghanistan and the acquisition of WINS for $87.1 million and TranTech for $20.2 million. Cash outflows in 2010 were primarily due to the acquisitions of STI, S&IS and MTCSC as well as capital expenditures for $13.3 million.

Net cash flows from financing activities

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net cash flow from financing activities	$ (29,836)	$ (26,226)	$ 209,355

Cash outflow from financing activities during 2012 resulted primarily from the dividends paid of $31.0 million, offset by the proceeds from the exercise of stock options for $1.1 million. Cash outflow from financing during 2011 resulted primarily from the dividends paid of $30.8 million and debt issuance costs of $3.9 million for our revolving credit facility, offset by the proceeds from the exercise of stock options for $8.2 million. Cash flow from financing during 2010 resulted primarily from the issuance of 7.25% senior unsecured notes for $200.0 million and the proceeds from the exercise of stock options for $13.8 million, offset by debt issuance costs of $5.0 million.

Revolving Credit Facility

We maintain a credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent. The credit agreement provides for a $500.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The credit agreement also contains an accordion feature that permits the Company to arrange with the lenders for the provision of up to $250.0 million in additional commitments. The maturity date for this agreement is October 12, 2016.

Borrowings under our credit agreement are collateralized by substantially all the assets of ManTech and its Material Subsidiaries (as defined in the credit agreement) and bear interest at one of the following variable rates as selected by the Company at the time of borrowing: a London Interbank Offer Rate (LIBOR) based rate plus market-rate spreads (1.25% to 2.25% based on the Company's consolidated total leverage ratio) or Bank of America's base rate plus market spreads (0.25% to 1.25% based on the Company's consolidated total leverage ratio).

The terms of the credit agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The credit agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain leverage ratios and a certain fixed charge coverage ratio. The credit agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit or impose restrictions on our ability to incur liens, incur additional indebtedness, make investments, make acquisitions and undertake certain additional actions. As of, and during, December 31, 2012 and 2011, we were in compliance with our financial covenants under the credit agreement.

There was no outstanding balance on our revolving credit facility at December 31, 2012 and 2011.

7.25% Senior Unsecured Notes

We have $200.0 million in aggregate principal amount of 7.25% senior unsecured notes that are registered under the Securities Act of 1933, as amended. The 7.25% senior unsecured notes were issued April 13, 2010.

The indenture governing the 7.25% senior unsecured notes contains customary events of default, as well as restrictive covenants, which, subject to important exceptions and qualifications specified in such indenture, will, among other things, limit our ability and the ability of our subsidiaries that guarantee the 7.25% senior unsecured notes to: pay dividends or distributions, repurchase equity, prepay subordinated debt or make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; and allow to exist certain control provisions. As of December 31, 2012 and 2011, the Company was in compliance with all covenants required by the indenture.

Capital Resources

We believe the capital resources available to us from cash on hand of $134.9 million at December 31, 2012, our $500.0 million capacity under our revolving credit facility and cash from our operations are adequate to fund our anticipated cash requirements for at least the next year, including payments under our regular cash dividend program. We anticipate financing our external growth from acquisitions and our longer-term internal growth through one or more of the following sources: cash from operations; use of our revolving credit facility; additional senior unsecured notes; and additional borrowing or issuance of equity.

Short-Term Borrowings

From time to time, we borrow funds against our revolving credit facility for working capital requirements and funding of operations, as well as acquisitions. Borrowings under our revolving credit facility bear interest at one of the following variable rate as selected by the Company at the time of the borrowing: a LIBOR based rate plus market spreads (1.25% to 2.25% based on the Company's consolidated total leverage ratio) or the Bank of America's base rate plus market spreads (0.25% to 1.25% based on the Company's consolidated total leverage ratio). In April of 2010, we used the proceeds from the issuance of the 7.25% senior unsecured notes to repay all outstanding borrowings under our revolving credit facility. In the next year we may use, as needed, our revolving credit facility or additional sources of borrowings in order to fund anticipated cash requirements.

The following table summarizes the activity under our revolving credit facility for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Borrowings under revolving credit facility	$ 9,000	$ —	$ 287,700
Repayment of borrowings under revolving credit facility	$ (9,000)	$ —	$ (287,700)

Cash Management

To the extent possible, we invest our available cash in short-term, investment grade securities in accordance with our investment policy. Under our investment policy, we manage our investments, in accordance with the priorities of maintaining the safety of our principal, maintaining the liquidity of our investments, maximizing the yield on our investments and investing our cash to the fullest extent possible. Our investment policy provides that no investment security can have a final maturity that exceeds six months and that the weighted average maturity of the portfolio cannot exceed 60 days. Cash and cash equivalents include cash on hand, amounts due from banks and short-term investments with maturity dates of three months or less at the date of purchase.

Dividend

During the year ended December 31, 2012, we declared and paid quarterly dividends, each in the amount of $0.21 per share on all issued and outstanding shares of common stock. During the year ended December 31, 2011, we declared and paid semi-annual dividends, each in the amount of $0.42 per share on all issued and outstanding shares of common stock. While we expect to continue the regular cash dividend program, any future dividends declared will be at the discretion of our Board of Directors and will depend, among other factors, upon our results of operations, financial condition and cash requirements, as well as such other factors our Board or Directors deems relevant.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

Our contractual obligations as of December 31, 2012 are as follows (in thousands):

	Payments Due By Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Debt obligations (1)	$ 200,000	$ —	$ —	$ —	$ 200,000
Interest on fixed rate debt (1)	79,750	14,500	29,000	29,000	7,250
Operating lease obligations (2)	210,807	31,350	50,120	40,730	88,607
Other long-term liabilities (3)	10,754	1,632	2,673	1,289	5,160
Accrued defined benefit obligations (4)	1,400	139	269	253	739
Total	$ 502,711	$ 47,621	$ 82,062	$ 71,272	$ 301,756

(1) See Note 8 to our consolidated financial statements in Item 8 for additional information regarding debt and related matters.

(2) Excludes approximately $9.3 million of deferred rent liabilities. See Note 9 to our consolidated financial statements in Item 8 for additional information regarding operating leases.

(3) Includes approximately $9.3 million of deferred rent liabilities as well as gross unrecognized tax benefits of $1.4 million. See Note 9 to our consolidated financial statements in Item 8 for additional information regarding deferred rent liabilities. See Note 12 to our consolidated financial statements in Item 8 for additional information regarding gross unrecognized tax benefits.

(4) Includes approximately $1.4 million of unfunded pension obligations related to nonqualified supplemental defined benefit pension plans for certain retired employees of an acquired company, which is included in the accrued retirement amount on our consolidated balance sheets. Excludes liabilities related to one non-qualified deferred compensation plan for certain highly compensated employees, which are included in the accrued retirement amount on our consolidated balance sheets. The funds deferred by the employees are invested and maintained in rabbi trusts, which are reflected in the employee supplemental savings plan assets on our consolidated balance sheets. These liabilities will be satisfied by assets held in rabbi trusts. See Note 11 to our consolidated financial statements in Item 8 for additional information regarding retirement plans.

Critical Accounting Estimates and Policies

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies, including the critical policies listed below, are more fully described in the notes to our consolidated financial statements included in this report.

Revenue Recognition and Cost Estimation

We recognize revenues when persuasive evidence of an arrangement exists, services have been rendered, the contract price is fixed or determinable and collectability is reasonably assured. We have a standard internal process that we use to determine whether all required criteria for revenue recognition have been met.

Our revenues consist primarily of services provided by our employees and the pass through of costs for materials and subcontract efforts under contracts with our customers. Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

We derive the majority of our revenues from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price or time-and-materials contracts. Revenues for cost-reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost-reimbursable contracts, that are subject to the provisions of ASC 605-35, *Construction-Type and Certain Production-Type Contracts*, we recognize the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding performance. For cost-reimbursable contracts with performance-based fee incentives that are subject to the provisions of SEC Topic 13, *Revenue Recognition*, we recognize the relevant portion of the fee upon customer approval. For time-and-materials contracts, revenues are recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. For long-term fixed-price production contracts, revenues are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. Revenues from other long-term fixed-price contracts are recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts, specifically described in the scope section of ASC 605-35, we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required using the cumulative catch-up method of accounting. The impact on revenues and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Both the individual changes in contract estimates and aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting were not material to the consolidated statement of operations for all periods presented. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Accounting for Business Combinations and Goodwill and Other Intangible Assets

The purchase price of an acquired business is allocated to the tangible assets, financial assets and separately recognized intangible assets acquired less liabilities assumed based upon their respective fair values, with the excess recorded as goodwill. Such fair value assessments require judgments and estimates that can be affected by contract performance and other factors over time, which may cause final amounts to differ materially from original estimates.

We review goodwill at least annually for impairment, or whenever events or circumstances indicate that the carrying value of long-lived assets may not be fully recoverable. We perform this review at the reporting unit level, which is one level below our one reportable segment. The goodwill impairment test is a two-step process performed at the reporting unit level. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount (including goodwill). If the first step of the impairment test does not indicate an impairment, performance of the second step is not required.

The fair values of the reporting units are determined based on a weighting of the income approach, market approach and the market transaction approach. The income approach is a valuation technique in which fair value is derived from forecasted future cash flow discounted at the appropriate rate of return commensurate with the risk as well as current rates of return for equity and debt capital as of the valuation date. The forecast used in our estimation of fair value is developed by management based on a contract basis, incorporating adjustments to reflect known contract and market considerations (such as reductions and uncertainty in government spending, pricing pressure and opportunities). The discount rate utilizes a risk adjusted weighted average cost of capital. The market approach is a valuation technique in which the fair value is calculated based on market prices realized in an actual arm's length transaction. The technique consists of undertaking a detailed market analysis of publicly traded companies that provides a reasonable basis for comparison to the company. Valuation ratios, which relate market prices to selected financial statistics derived from comparable companies, are selected and applied to the company after consideration of adjustments for financial position, growth, market, profitability and other factors. The market transaction approach is a valuation technique in which the fair value is calculated based on market prices realized in actual arm's length transactions. The technique consists of undertaking a detailed market analysis of merged and acquired companies that provided a reasonable basis for comparison to the company. Valuation ratios, which relate market prices to selected financial statistics derived from comparable companies, are selected and applied to the company after consideration of adjustments for financial position, growth, market, profitability and other factors. To assess the reasonableness of the calculated reporting unit fair values, we compare the sum of the reporting units' fair values to the Company's market capitalization (per share stock price times the number of shares outstanding) and calculate an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We compare our implied control premium to the control premiums in comparable transactions to assess the reasonableness of our calculations.

We have elected to perform our annual review during the second quarter of each calendar year. In addition, management monitors events and circumstances that could result in an impairment. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual testing dates. Events or circumstances that could cause the fair value of our long-lived assets to decrease include changes in our business environment or market conditions. For example, the U.S. government is currently under pressure to decrease its spending, and reductions across our industry may be mandated in connection with sequestration. The impact of reduced government spending on our programs and industry could materially affect our financial outlook. A significant adverse impact to our financial outlook could result in impairments to our long-term assets, such as goodwill and other intangible assets. Additionally, deteriorating market conditions for comparable public companies in our industry, or a material decline in the market price for the Company's stock, could result in a reduction in the fair value of our assets. If any impairment were indicated as a result of a review, we would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value.

Due to the many variables inherent in the estimation of a reporting unit's fair value and the relative size of the Company's recorded goodwill, differences in assumptions may have a material effect on the results of the Company's impairment analysis.

Accounting Standards Updates

In July 2012, Accounting Standard Update No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, was issued. The amendments in this Update apply to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should refer to the examples in paragraph 350-30-35-18B(a) through (f) for guidance about the types of events and circumstances that it should consider in evaluating whether it is more likely than not that an indefinite-lived intangible asset is impaired. If an entity has made a recent fair value calculation that indicated a difference between the fair value and the then carrying amount of an indefinite-lived intangible asset, that difference also should be included as a factor in considering whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of Accounting Standard Update No. 2012-02 is not expected to have an impact on the Company's results of operations or financial position.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

Our exposure to market risk relates to changes in interest rates for borrowings under our revolving credit facility. At December 31, 2012, we had no outstanding balance on our revolving credit facility. Borrowings under our revolving credit facility bear interest at variable rates. A hypothetical 10% increase in interest rates would have no effect on our annual interest expense for the year ended December 31, 2012.

We do not use derivative financial instruments for speculative or trading purposes. When we have excess cash, we invest in short-term, investment grade, interest-bearing securities. Our investments are made in accordance with an investment policy.

Under this policy, no investment security can have a maturity exceeding six months and the weighted average maturity of the portfolio cannot exceed 60 days.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ManTech International Corporation
Fairfax, Virginia

We have audited the accompanying consolidated balance sheets of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManTech International Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

McLean, Virginia
February 22, 2013

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands, Except Share Amounts)

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 134,896	$ 114,483
Receivables—net	548,309	540,468
Contractual inventory	34,762	—
Prepaid expenses and other	27,185	33,115
Total Current Assets	745,152	688,066
Property and equipment—net	28,588	47,435
Goodwill	861,912	808,455
Other intangibles—net	167,910	177,764
Employee supplemental savings plan assets	27,352	25,026
Other assets	10,995	13,460
TOTAL ASSETS	$ 1,841,909	$ 1,760,206
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 315,582	$ 280,277
Accrued salaries and related expenses	52,364	72,467
Billings in excess of revenue earned	15,031	34,956
Deferred income taxes—current	4,266	—
Total Current Liabilities	387,243	387,700
Long-term debt	200,000	200,000
Accrued retirement	29,390	26,155
Other long-term liabilities	9,403	7,871
Deferred income taxes—non-current	50,645	49,223
TOTAL LIABILITIES	676,681	670,949
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, Class A—$0.01 par value; 150,000,000 shares authorized; 24,093,832 and 23,882,331 shares issued at December 31, 2012 and 2011; 23,849,719 and 23,638,218 shares outstanding at December 31, 2012 and 2011	241	239
Common stock, Class B—$0.01 par value; 50,000,000 shares authorized; 13,192,845 and 13,192,845 shares issued and outstanding at December 31, 2012 and 2011	132	132
Additional paid-in capital	417,917	406,083
Treasury stock, 244,113 and 244,113 shares at cost at December 31, 2012 and 2011	(9,158)	(9,158)
Retained earnings	756,241	692,272
Accumulated other comprehensive loss	(145)	(311)
TOTAL STOCKHOLDERS' EQUITY	1,165,228	1,089,257
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,841,909	$ 1,760,206

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

	Year Ended December 31,		
	2012	**2011**	**2010**
REVENUES	$ 2,582,295	$ 2,869,982	$ 2,604,038
Cost of services	2,213,894	2,453,679	2,208,631
General and administrative expenses	197,413	188,949	180,267
OPERATING INCOME	170,988	227,354	215,140
Interest expense	(16,304)	(15,791)	(12,567)
Interest income	344	332	361
Other income (expense), net	(74)	3,607	(483)
INCOME FROM OPERATIONS BEFORE INCOME TAXES	154,954	215,502	202,451
Provision for income taxes	(59,935)	(82,196)	(77,355)
NET INCOME	$ 95,019	$ 133,306	$ 125,096
BASIC EARNINGS PER SHARE:			
Class A basic earnings per share	$ 2.57	$ 3.64	$ 3.45
Weighted average common shares outstanding	23,727	23,415	22,847
Class B basic earnings per share	$ 2.57	$ 3.64	$ 3.45
Weighted average common shares outstanding	13,193	13,233	13,367
DILUTED EARNINGS PER SHARE:			
Class A diluted earnings per share	$ 2.57	$ 3.63	$ 3.43
Weighted average common shares outstanding	23,768	23,530	23,054
Class B diluted earnings per share	$ 2.57	$ 3.63	$ 3.43
Weighted average common shares outstanding	13,193	13,233	13,367

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In Thousands)

	Year Ended December 31,		
	2012	2011	2010
NET INCOME	$ 95,019	$ 133,306	$ 125,096
OTHER COMPREHENSIVE INCOME (LOSS):			
Translation adjustments, net of tax	134	(80)	(70)
Actuarial gain (loss) on defined benefit pension plans, net of tax	32	(76)	87
Total other comprehensive income (loss)	166	(156)	17
COMPREHENSIVE INCOME	$ 95,185	$ 133,150	$ 125,113

See notes to consolidated financial statements.

MANTECH INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	December 31,		
	2012	2011	2010
Common Stock, Class A			
At beginning of year	$ 239	$ 234	$ 226
Stock option exercises	—	3	4
Conversion Class B to Class A common stock	—	1	3
Contribution of Class A common stock to Employee Stock Ownership Plan	2	1	1
At end of year	241	239	234
Common Stock, Class B			
At beginning of year	132	133	136
Conversion Class B to Class A common stock	—	(1)	(3)
At end of year	132	132	133
Additional Paid-In Capital			
At beginning of year	406,083	385,407	362,730
Stock compensation expense	8,142	9,170	7,443
Stock option exercises	1,147	8,183	13,803
Contribution of Class A common stock to Employee Stock Ownership Plan	3,906	3,559	1,796
Tax benefit (deficiency) from the exercise of stock options	(1,361)	(236)	(365)
At end of year	417,917	406,083	385,407
Treasury Stock, at cost			
At beginning of year	(9,158)	(9,114)	(9,114)
Treasury stock acquired	—	(44)	—
At end of year	(9,158)	(9,158)	(9,114)
Retained Earnings			
At beginning of year	692,272	589,838	464,742
Net income	95,019	133,306	125,096
Dividends	(31,050)	(30,872)	—
At end of year	756,241	692,272	589,838
Accumulated Other Comprehensive Income (Loss)			
At beginning of year	(311)	(155)	(172)
Translation adjustments, net of tax	134	(80)	(70)
Actuarial gain (loss) on defined benefit pension plans, net of tax	32	(76)	87
At end of year	(145)	(311)	(155)
Unearned Employee Stock Ownership Plan Shares			
At beginning of year	—	—	(1,083)
(Increase) decrease	—	—	1,083
At end of year	—	—	—
Total Stockholders' Equity	$ 1,165,228	$ 1,089,257	$ 966,343

See notes to consolidated financial statements

MANTECH INTERNATIONAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 95,019	$ 133,306	$ 125,096
Adjustments to reconcile net income to net cash provided by operating activities:			
Stock-based compensation	8,142	9,170	7,443
Excess tax benefits from the exercise of stock options	(46)	(351)	(545)
Deferred income taxes	17,539	(3,259)	4,688
Depreciation and amortization	52,742	55,189	28,878
Gain on sale of investments	—	(3,745)	—
Change in assets and liabilities—net of effects from acquired businesses:			
Receivables-net	(1,081)	6,131	(36,226)
Contractual inventory	(34,762)	—	—
Prepaid expenses and other	(4,416)	(5,179)	(4,770)
Accounts payable and accrued expenses	28,187	(1,907)	39,643
Accrued salaries and related expenses	(22,053)	5,261	2,029
Billings in excess of revenue earned	(20,456)	23,846	3,381
Accrued retirement	3,235	366	1,550
Other	4,208	2,527	278
Net cash flow from operating activities	126,258	221,355	171,445
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of businesses, net of cash acquired	(63,093)	(109,043)	(368,853)
Purchases of property and equipment	(11,718)	(54,460)	(10,257)
Investment in capitalized software for internal use	(3,182)	(5,227)	(3,051)
Proceeds from disposition of a business	1,799	—	—
Proceeds from sale of investment	185	3,255	—
Net cash flow from investing activities	(76,009)	(165,475)	(382,161)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(31,029)	(30,846)	—
Proceeds from exercise of stock options	1,147	8,186	13,807
Excess tax benefits from the exercise of stock options	46	351	545
Debt issuance costs	—	(3,873)	(4,997)
Treasury stock acquired	—	(44)	—
Issuance of senior unsecured notes	—	—	200,000
Net cash flow from financing activities	(29,836)	(26,226)	209,355
NET CHANGE IN CASH AND CASH EQUIVALENTS	20,413	29,654	(1,361)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	114,483	84,829	86,190
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 134,896	$ 114,483	$ 84,829
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest	$ 15,429	$ 15,357	$ 8,908
Noncash investing and financing activities:			
Employee Stock Ownership Plan Contributions	$ 3,868	$ 4,103	$ 1,923

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2012, 2011 and 2010

1. Description of the Business

ManTech International Corporation (depending on the circumstances, "ManTech" "Company" "we" "our" "ours" or "us") is a leading provider of innovative technologies and solutions for mission-critical national security programs for the intelligence community; departments of Defense, State, Homeland Security, Energy and Justice, including the Federal Bureau of Investigation (FBI); healthcare and space communities; and other U.S. federal government customers. We provide support to critical national security programs for approximately 50 federal agencies through approximately 1,000 current contracts. Our services include the following solution sets that are aligned with the long-term needs of our customers: command, control, communications, computers, intelligence, surveillance and reconnaissance (C4ISR) solutions and services; cyber security; global logistics support; information technology (IT) modernization and sustainment; intelligence/counter-intelligence solutions and support; systems engineering; test and evaluation; environmental, range and sustainability services; and healthcare analytics and IT. We support major national missions, such as military readiness and wellness, terrorist threat detection, information security and border protection. Our employees operate primarily in the United States, as well as numerous locations internationally.

2. Summary of Significant Accounting Policies

Principles of Consolidation-Our consolidated financial statements include the accounts of ManTech International Corporation, wholly-owned subsidiaries and other entities, which we control. Our share of affiliates' earnings (losses) that we do not control is included in our consolidated statements of income using the equity method. All inter-company accounts and transactions have been eliminated.

We determine whether we have a controlling financial interest in a Variable Interest Entity (VIE). The reporting entity with a variable interest or interest that provides the reporting entity with a controlling financial interest in a VIE will have both (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

We have one entity that has been consolidated as a VIE. The purpose of the entity is to perform on certain U.S. Navy contracts. The maximum amount of loss we are exposed to as of December 31, 2012 was not material to our consolidated financial statements.

Use of Accounting Estimates-We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors that are difficult to predict and are beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Revenue Recognition-We derive the majority of our revenues from cost-plus-fixed-fee, cost-plus-award-fee, firm-fixed-price or time-and-materials contracts. Revenues for cost-reimbursable contracts are recorded as reimbursable costs are incurred, including an estimated share of the applicable contractual fees earned. For performance-based fees under cost-reimbursable contracts, that are subject to the provisions of ASC 605-35, *Construction-Type and Certain Production-Type Contracts*, we recognize the relevant portion of the expected fee to be awarded by the customer at the time such fee can be reasonably estimated, based on factors such as our prior award experience and communications with the customer regarding performance. For cost-reimbursable contracts with performance-based fee incentives that are subject to the provisions of SEC Topic 13, *Revenue Recognition*, we recognize the relevant portion of the fee upon customer approval. For time-and-materials contracts, revenues are recognized to the extent of billable rates times hours delivered plus materials and other reimbursable costs incurred. For long-term fixed-price production contracts, revenues are recognized at a rate per unit as the units are delivered or by other methods to measure services provided. Revenues from other long-term fixed-price contracts are recognized ratably over the contract period or by other appropriate methods to measure services provided. Contract costs are expensed as incurred except for certain limited long-term contracts noted below. For long-term contracts, specifically described in the scope section of ASC 605-35, we apply the percentage of completion method. Under the percentage of completion method, income is recognized at a consistent profit margin over the period of performance based on estimated profit margins at completion of the contract. This method of accounting requires estimating the total revenues and total contract cost at completion of the contract. During the performance of long-term contracts, these estimates are periodically reviewed and revisions are made as required using the cumulative catch-up method of accounting. The impact on revenues and contract profit as a result of these revisions is included in the periods in which the revisions are made. This method can result in the deferral of costs or the deferral of profit on these contracts. Because we assume the risk of performing a fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or losses for such contracts. Both the individual changes in contract estimates and aggregate net changes in contract estimates recognized using the cumulative catch-up method of accounting were not material to the consolidated statement of operations for all periods presented. Estimated losses on contracts at completion are recognized when identified. In certain circumstances, revenues are recognized when contract amendments have not been finalized.

Cost of Services-Cost of services consists primarily of compensation expenses for program personnel, the fringe benefits associated with this compensation and other direct expenses incurred to complete programs, including cost of materials and subcontract efforts.

Cash and Cash Equivalents-For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and short-term investments with maturity dates of three months or less at the date of purchase. Due to the short maturity of cash equivalents, the carrying value on our consolidated balance sheets approximates fair value.

Property and Equipment-Property and equipment are recorded at original cost. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income. Maintenance and repairs are charged to expense as incurred.

Depreciation and Amortization-Furniture and office equipment are depreciated using the straight-line method with estimated useful lives ranging from one to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease.

Contractual Inventory-Inventory consists of finished goods purchased for a specific contract.

Goodwill and Other Intangibles-net-Goodwill represents the excess of cost over the fair value of net tangible and identifiable intangible assets of acquired companies. Contract rights and other intangibles are amortized primarily using the pattern of benefits method over periods ranging from one to twenty-five years.

We accounted for the cost of computer software developed or obtained for internal use in accordance with ASC 350-985, *Software*. These capitalized software costs are included in other intangibles, net.

Software Development Costs-We account for software development costs related to software products for sale, lease or otherwise marketed in accordance with ASC 985-20, *Costs of Software to be Sold, Leased, or Marketed.* For projects fully funded by us, development costs are capitalized from the point of demonstrated technological feasibility until the point in time that the product is available for general release to customers. Once the product is available for general release, capitalized costs are amortized based on units sold or on a straight-line basis over a five-year period or other such shorter period as may be required. We recorded $0, $0 and $0.2 million per year of amortization expense on capitalized software cost for sale for the years ended December 31, 2012, 2011 and 2010, respectively. There were no capitalized software costs for sale included in other intangibles, net at December 31, 2012 and 2011.

Impairment of Long-Lived Assets-Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be fully recoverable, we evaluate the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. If any impairment were indicated as a result of this review, we would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value.

We review goodwill at least annually for impairment, or whenever events or circumstances indicate that the carrying value of long-lived assets may not be fully recoverable. We have elected to perform our annual review during the second quarter of each calendar year. If any impairment was indicated as a result of a review, we would recognize a loss based on the amount by which the carrying amount exceeds the estimated fair value. No adjustments were necessary as a result of our annual review during the quarter ended June 30, 2012.

Employee Supplemental Savings Plan Assets-We maintain several non-qualified defined contribution supplemental retirement plans for certain key employees that are accounted for in accordance with ASC 710-10-05, *Deferred Compensation - Rabbi Trusts*, as the underlying assets are held in rabbi trusts with investments directed by the respective employee. A rabbi trust is a grantor trust generally set up to fund compensation for a select group of management and the assets of this trust are available to satisfy the claims of general creditors in the event of bankruptcy of the Company. The assets held by the rabbi trusts are recorded at cash surrender value in our consolidated financial statements as Employee Supplemental Savings Plan assets with a related liability to employees recorded as a deferred compensation liability in accrued retirement.

Billings In Excess of Revenue Earned-We receive advances and milestone payments from customers that exceed the revenues earned to date. We classify such items as current liabilities.

Stock-based Compensation-We account for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. ASC 718 requires the use of a valuation model to calculate the fair value of stock-based awards. We have elected to use the Black-Scholes-Merton pricing model to determine fair value on the dates of grant. The fair value is included in operating expenses or capitalized, as appropriate, straight-line over the period in which service is provided in exchange for the award. See Note 10 for further discussion regarding stock-based compensation.

Income Taxes-We account for income taxes in accordance with ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year-to-year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income and available tax planning strategies. If tax regulations, operating results or the ability to implement tax-planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the "more likely than not" criteria.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would "more likely than not" sustain the position following an audit. For tax positions meeting the "more likely than not" threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Foreign-Currency Translation-All assets and liabilities of foreign subsidiaries are translated into U.S. dollars at fiscal year-end exchange rates. Income and expense items are translated at average monthly exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss).

Comprehensive Income-Comprehensive income is presented in our consolidated statements of changes in stockholders' equity. Comprehensive income consists of net income; translation adjustments, net of tax; and actuarial gain (loss) on defined benefit pension plan, net of tax.

Fair Value of Financial Instruments-The carrying value of our cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate their fair values.

Accounting Standards Updates

In July 2012, Accounting Standard Update No. 2012-02, *Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment*, was issued. The amendments in this Update apply to all entities, both public and nonpublic, that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. In accordance with the amendments in this Update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. In conducting a qualitative assessment, an entity should consider the extent to which relevant events and circumstances, both individually and in the aggregate, could have affected the significant inputs used to determine the fair value of the indefinite-lived intangible asset since the last assessment. An entity also should consider whether there have been changes to the carrying amount of the indefinite-lived intangible asset when evaluating whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should consider positive and mitigating events and circumstances that could affect its determination of whether it is more likely than not that the indefinite-lived intangible asset is impaired. An entity should refer to the examples in paragraph 350-30-35-18B(a) through (f) for guidance about the types of events and circumstances that it should consider in evaluating whether it is more likely than not that an indefinite-lived intangible asset is impaired. If an entity has made a recent fair value calculation that indicated a difference between the fair value and the then carrying amount of an indefinite-lived intangible asset, that difference also should be included as a factor in considering whether it is more likely than not that the indefinite-lived intangible asset is impaired. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The adoption of Accounting Standard Update No. 2012-02 is not expected to have an impact on the Company's results of operations or financial position.

3. Acquisitions

Our acquisitions have been accounted for using the acquisition method of accounting under ASC 805, *Business Combinations*.

HBGary, Inc.-On April 2, 2012, we completed the acquisition of certain assets of HBGary, Inc. (HBGary). The results of HBGary's operations have been included in our consolidated financial statements since that date. The acquisition was completed through an asset purchase agreement dated February 27, 2012, by and among a subsidiary of ManTech International Corporation, HBGary and the shareholders of HBGary. HBGary provides a comprehensive suite of software products to detect, analyze and diagnose Advance Persistent Threats and targeted malware. The company has customers in the financial services, energy, critical infrastructure and technology sectors. This acquisition broadened our cyber security solution capability for customers. ManTech funded the acquisition with cash on hand. The preliminary purchase price was $23.8 million and may increase or decrease depending on the finalization of the post-closing working capital adjustment. The asset purchase agreement did not contain provisions for contingent consideration.

Revenues were $3.2 million and net loss was $3.2 million for the period from April 2, 2012 to December 31, 2012. For the year ended December 31, 2012, ManTech incurred approximately $0.8 million of acquisition costs related to the HBGary transaction, which are included in the general and administrative expense in our consolidated statement of income.

The preliminary purchase price of $23.8 million was allocated to the underlying assets and liabilities based on their fair value at the date of acquisition. Total assets were $24.6 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $0.8 million. Included in total assets were $3.1 million in acquisition related intangibles assets. We recorded goodwill of $20.1 million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the value paid for HBGary's capabilities in providing cyber service and product solutions to both federal and commercial customers.

The components of other intangible assets associated with the acquisition were developed technology, customer relationships and trademark valued at $2.0 million, $0.9 million and $0.2 million, respectively. Developed technology represents the software developed by HBGary to detect, analyze and diagnose Advanced Persistent Threats and targeted malware. Customer relationship represent the underlying relationship with HBGary customers in the financial services, energy, critical infrastructure and technology sectors. Trademark represents the HBGary trade name that is recognized in the industry. Developed technology, customer relationships and trademark are amortized straight-line over their estimate useful lives of approximately 3 years, 2 years and 2 years, respectively. The weighted-average amortization period for the intangible assets is 2.5 years.

Evolvent Technologies, Inc.-On January 6, 2012, we completed the acquisition of Evolvent Technologies, Inc. (Evolvent). The results of Evolvent's operations have been included in our consolidated financial statements since that date. The acquisition was completed through an equity purchase agreement dated January 6, 2012, by and among ManTech, shareholders and warrantholders of the parent of Evolvent, Evolvent and Prudent Management, LLC in its capacity as the sellers' representative. Evolvent provides services in clinical IT, clinical business intelligence, imaging cyber security, behavioral health, tele-health, software development and systems integration. Its systems and processes enable better decision-making at the point of care and full integration of medical information across different platforms. This acquisition has enabled ManTech to expand its customer relationships and deliver IT solutions through Evolvent's existing relationships with the Department of Defense health organizations, the Veterans Administration and the Department of Health and Human Services. ManTech funded the acquisition with cash on hand. The equity purchase agreement did not contain provisions for contingent consideration.

Revenues were $27.9 million and net income was $0.3 million for the period from January 6, 2012 to December 31, 2012. For the year ended December 31, 2012, the Company incurred $0.2 million of acquisition costs associated with the Evolvent transaction, which are included in general and administrative expense in our consolidated statement of income.

The purchase price of $39.9 million was allocated to the underlying assets and liabilities based on their fair value at the date of acquisition. Total assets were $46.9 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $7.0 million. Included in total assets were $3.7 million in acquisition related intangible assets. We recorded goodwill of $33.2 million, which is not deductible for tax purposes. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for Evolvent's capabilities in providing IT services and solutions to the federal government healthcare sector.

In allocating the purchase price, we considered among other factors, analyses of historical performance and estimates of future performance of Evolvent's contracts. The components of other intangible assets associated with the acquisition were customer relationships and backlog valued at $3.4 million and $0.3 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with Evolvent's existing customers. Customer relationships and backlog are amortized over their estimated useful lives of 20 years and 1 year, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangible assets is 18.5 years.

Worldwide Information Network Systems, Inc.-On November 15, 2011, we completed the acquisition of Worldwide Information Network Systems, Inc. (WINS). The results of WINS' operations have been included in our consolidated financial statements since that date. The acquisition was completed through a stock purchase agreement dated October 26, 2011, by and among a subsidiary of ManTech International Corporation, WINS and its sole shareholder. WINS provides IT solutions with network engineering and cyber security technical expertise to the Department of Defense, Department of State and other agencies. WINS' largest customer is the Defense Intelligence Agency (DIA) through its prime position on the Solutions for the Information Technology Enterprise (SITE) Indefinite Delivery/Indefinite Quantity contract vehicle. This acquisition broadened our footprint in the high-end defense and intelligence market. The addition of WINS' IT capabilities, its prime position on the DIA SITE contract, support of the Department of State and other contracts will enhance our positioning with important customers and further our growth prospects. ManTech funded the acquisition with cash on hand. The stock purchase agreement did not contain provisions for contingent consideration.

The Company incurred in fiscal year 2011 approximately $0.6 million of acquisition costs related to the WINS transaction, which are included in general and administrative expense in our consolidated statement of income for the year ended December 31, 2011.

The purchase price of $90.4 million was allocated to the underlying assets and liabilities based on their fair values at the date of acquisition. Total assets were $100.5 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $10.1 million. Included in total assets were $18.7 million in acquired intangible assets. We recorded goodwill of $62.5 million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for WINS' capabilities in supporting high-end defense, intelligence and homeland security markets.

In allocating the purchase price, we consider among other factors, analyses of historical financial performance and estimates of future performance of WINS' contracts. The components of other intangible assets associated with the acquisition were customer relationships and backlog valued at $18.0 million and $0.7 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with WINS' existing customers. Customer relationships and backlog are amortized over their estimated useful lives of 20 years and 1 year, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangible assets is 19.3 years.

TranTech, Inc.-On February 11, 2011, we completed the acquisition of TranTech, Inc. (TranTech). The results of TranTech's operations have been included in our consolidated financial statements since that date. The acquisition was completed through a stock purchase agreement dated February 11, 2011, by and among ManTech International Corporation, TranTech and its sole shareholder. TranTech provides information technology, networking and cyber security services to the federal government. This acquisition allows us to continue extending our presence in the defense, security and intelligence communities, and to offer comprehensive solutions through a prime position on the Defense Information Systems Agency ENCORE II contract. ManTech funded the acquisition with cash on hand. The stock purchase agreement did not contain provisions for contingent consideration.

The Company incurred in fiscal year 2011 approximately $0.3 million of acquisition costs related to the TranTech transaction, which are included in general and administrative expense in our consolidated statement of income for the year ended December 31, 2011.

The purchase price of $21.5 million was allocated to the underlying assets and liabilities based on their fair value at the date of acquisition. Total assets were $23.8 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $2.3 million. Included in total assets were $5.0 million in acquired intangible assets. We recorded goodwill of $14.6 million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the value paid for TranTech's capabilities in supporting high-end defense, intelligence and homeland security markets.

In allocating the purchase price, we consider among other factors, analyses of historical financial performance and estimates of future performance of TranTech's contracts. The components of other intangible assets associated with the acquisition were customer relationships and backlog valued at $4.6 million and $0.4 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with TranTech's existing customers. Customer relationships and backlog are amortized over their estimated useful lives of 20 years and 1 year, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangibles assets is 18.5 years.

MTCSC, Inc.-On December 23, 2010, we completed the acquisition of MTCSC, Inc. (MTCSC). The results of MTCSC's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to a stock purchase agreement dated November 19, 2010, by and among ManTech International Corporation and MTCSC, Inc and its shareholders. MTCSC provides C4ISR systems, integration, cyber security and network engineering solutions to U.S. government customers. The acquisition allows us to expand our work and direct support to the United States Marine Corp. ManTech funded the acquisition with cash on hand. The stock purchase agreement did not contain provisions for contingent consideration.

The Company incurred in fiscal year 2010 approximately $0.7 million of acquisition costs related to the MTCSC transaction, which are included in general and administrative expense in our consolidated statement of income for the year ended December 31, 2010.

The purchase price of $76.7 million was allocated to the underlying assets and liabilities based on their fair values at the date of acquisition. Total assets were $94.7 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $18.0 million. Included in total assets were $8.7 million in acquired intangible assets. We have recorded goodwill of $60.1 million, which will not be deductible for tax purposes. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for MTCSC's capabilities in supporting high-end defense, intelligence and homeland security markets.

In allocating the purchase price, we considered among other factors, analysis of historical financial performance and estimates of future performance of MTCSC's contracts. The components of other intangible assets associated with the acquisition were customer relationships and backlog valued at $8.1 million and $0.6 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with MTCSC's existing customers. Customer relationships and backlog are amortized over their estimated useful lives of 20 years and 1 year, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangible assets is 18.7 years.

QinetiQ North America's Security and Intelligence Solutions Business-On October 8, 2010, we completed the acquisition of certain assets of QinetiQ North America, Inc. (QNA) Security and Intelligence Solutions (S&IS) business unit. The results of S&IS's operations have been included in our consolidated financial statements since that date. The acquisition was completed through an asset purchase agreement dated September 29, 2010, by and among a subsidiary of ManTech International Corporation; QNA, Inc.; and certain subsidiaries of QNA. S&IS provides integrated security solutions to the Department of Defense and the intelligence community. The acquisition is consistent with ManTech's long-term strategy to extend our presence in the defense and intelligence market, allowing us to offer comprehensive solutions for the full range of security threats from physical through cyber. ManTech funded the acquisition with cash on hand. The asset purchase agreement did not contain provisions for contingent consideration.

In fiscal years 2011 and 2010, the Company incurred approximately $0.1 million and $0.7 million, respectively, of acquisition costs related to the S&IS transaction, which are included in general and administrative expense in our consolidated statement of income for the years ended December 31, 2011 and 2010.

The purchase price of $60.0 million was allocated to the underlying assets and liabilities based on their fair values at the date of acquisition. Total assets were $62.0 million, including goodwill and intangible assets recognized in connection with the acquisition, and total liabilities were $2.0 million. Included in total assets were $13.0 million in acquired intangible assets. We have recorded goodwill of $40.3 million, which will be deductible for tax purposes over 15 years, assuming adequate levels of taxable income. Recognition of goodwill is largely attributed to the highly skilled employees and the value paid for S&IS's capability in supporting high-end defense, intelligence and homeland security markets.

In allocating the purchase price, we consider among other factors, analysis of historical financial performance and estimates of future performance of S&IS's contracts. The components of other intangible assets associated with the acquisition were customer relationships and backlog valued at $11.5 million and $1.5 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with S&IS's existing customers. Customer relationships and backlog are amortized over their estimated useful lives of 20 years and 1 year, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangible assets is 17.9 years.

Sensor Technologies Inc.-On January 15, 2010, we completed the acquisition of all outstanding equity interests of Sensor Technologies Inc. (STI), a privately-held company. The results of STI's operations have been included in our consolidated financial statements since that date. The acquisition was consummated pursuant to a stock purchase agreement, dated December 18, 2009, by and among ManTech, STI, certain shareholders of STI and certain persons acting as a representative for the shareholders of STI. STI provides mission-critical systems engineering and C4ISR services and solutions to the Department of Defense. STI's largest customer was the U.S. Army through its prime position on the S3 Indefinite Delivery/Indefinite Quantity contract. The acquisition of STI is consistent with our long-term strategy to broaden our footprint in the high-end defense and intelligence market, allowing us to expand our work with the Department of Defense and our direct support of the U.S. Army as it continues its overseas operations. ManTech funded the acquisition through a combination of cash on hand and borrowings under our revolving credit facility. The stock purchase agreement did not contain provisions for contingent consideration.

In fiscal year 2010, the Company incurred $0.2 million of acquisition costs related to STI transaction, which are included in general and administrative expense in our consolidated statement of income for the year ended December 31, 2010.

The purchase price of $241.4 million was allocated to underlying assets and liabilities based on their estimated fair values at the date of acquisition. The purchase price allocation included goodwill and other intangible assets. Recognition of goodwill was largely attributed to the highly skilled employees of STI, their presence in the high-end defense and intelligence market place. Assuming adequate levels of taxable income, the goodwill is deductible for tax purposes over 15 years. The following table represents the purchase price allocation (in thousands):

Cash and cash equivalents	$	5,310
Receivables		69,870
Prepaid expenses and other		1,033
Property and equipment		357
Other intangibles		93,289
Other assets		65
Goodwill		143,772
Accounts payable and accrued expenses		(69,185)
Accrued salaries and related expenses		(3,087)
Other long-term liabilities		(62)
Purchase price	$	241,362

Pursuant to the stock purchase agreement, the seller has agreed to indemnify the buyer for tax liabilities arising in connection with the operation of STI's business on or before January 15, 2010 or owing by any person for which STI may be liable as a result of the transactions or circumstances occurring or existing on or before January 15, 2010. As of January 15, 2010, STI's tax liabilities were approximately $0.8 million, resulting in related indemnification assets of $0.8 million.

In allocating the purchase price, we considered among other factors, analysis of historical financial performance and estimates of future performance of STI's contracts. The components of other intangible assets associated with the acquisition were customer relationships, backlog and non-compete agreements valued at $85.2 million, $7.8 million and $0.3 million, respectively. Customer contracts and related relationships represent the underlying relationships and agreements with STI's existing customers. Non-compete agreements represent the estimated value of the seller not competing with the Company for 4 years. Customer relationships, backlog and non-compete agreements are amortized over their estimated useful lives of 20 years, 1 year and 4 years, respectively, using the pattern of benefits method. The weighted-average amortization period for the intangible assets is 18.4 years.

Pro Forma Financial Information-We calculated the following unaudited pro forma amounts as if our acquisitions had occurred on January 1, 2011. Our consolidated pro forma revenue would have been $2,584.5 million and $2,980.3 million and our consolidated pro forma net income would have been $95.9 million and $130.5 million for the years ended December 31, 2012 and 2011, respectively.

4. Earnings per Share

Under ASC 260, *Earnings per Share*, the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under that method, basic and diluted earnings per share data are presented for each class of common stock.

In applying the two-class method, we determined that undistributed earnings should be allocated equally on a per share basis between Class A and Class B common stock. Under the Company's Certificate of Incorporation, the holders of the common stock are entitled to participate ratably, on a share-for-share basis as if all shares of common stock were of a single class, in such dividends, as may be declared by the Board of Directors. During 2012, we declared and paid quarterly dividends, each in the amount of $0.21 per share on both classes of common stock. During 2011, we declared and paid semi-annual dividends, each in the amount of $0.42 per share on both classes of common stock.

Basic earnings per share has been computed by dividing net income available to common stockholders by the weighted average number of shares of common stock outstanding during each period. Shares issued during the period and shares reacquired during the period are weighted for the portion of the period in which the shares were outstanding. Diluted earnings per share has been computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during each period.

The calculation of numerator and denominator in earnings per share is computed as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Numerator for net income per Class A and Class B common stock:			
Distributed earnings	$ 31,050	$ 30,872	$ —
Undistributed earnings	$ 63,969	$ 102,434	$ 125,096
Net income	$ 95,019	$ 133,306	$ 125,096
Numerator for basic net income Class A common stock	$ 61,065	$ 85,172	$ 78,921
Numerator for basic net income Class B common stock	$ 33,954	$ 48,134	$ 46,175
Numerator for diluted net income Class A common stock	$ 61,103	$ 85,323	$ 79,183
Numerator for diluted net income Class B common stock	$ 33,916	$ 47,983	$ 45,913
Basic weighted average common shares outstanding			
Class A common stock	23,727	23,415	22,847
Class B common stock	13,193	13,233	13,367
Effect of potential exercise of stock options			
Class A common stock	41	115	207
Class B common stock	—	—	—
Diluted weighted average common shares outstanding - Class A	23,768	23,530	23,054
Diluted weighted average common shares outstanding - Class B	13,193	13,233	13,367

For the years ended December 31, 2012, 2011 and 2010, options to purchase 2.9 million, 2.2 million and 1.8 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because the options' effect would have been anti-dilutive. For the years ended December 31, 2012, 2011 and 2010, shares issued from the exercise of stock options were 38,542; 271,165; and 391,176, respectively.

5. Revenues and Receivables

We deliver a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments and commercial customers. Revenues from the U.S. government under prime contracts and subcontracts, as compared to total contract revenues, were approximately 99.2%, 99.2% and 98.7% for the years ended December 31, 2012, 2011 and 2010, respectively. The components of contract receivables are as follows (in thousands):

	December 31,	
	2012	2011
Billed receivables	$ 420,598	$ 422,954
Unbilled receivables:		
Amounts billable	119,893	101,997
Revenues recorded in excess of funding	11,148	19,982
Retainage	6,119	5,264
Allowance for doubtful accounts	(9,449)	(9,729)
Receivables, net	$ 548,309	$ 540,468

Amounts billable consist principally of amounts to be billed within the next month. Revenues recorded in excess of funding are billable upon receipt of contractual amendments or other modifications. Revenues recorded in excess of milestone billings on fixed price contracts consist of amounts not expected to be billed within the next month. The retainage is billable upon completion of the contract performance and approval of final indirect expense rates by the government. Accounts receivable at December 31, 2012 are expected to be substantially collected in 2013 except for approximately $1.5 million, of which 91.3% is related to receivables from sales to the U.S. government. The remainder is related to receivables from contracts in which we acted as a subcontractor to other contractors.

The Company does not believe it has significant exposure to credit risk as accounts receivable and the related unbilled amounts are primarily due from the U.S. government. The allowance for doubtful accounts represents the Company's estimate for exposure to compliance, contractual issues and bad debts related to prime contractors.

6. Property and Equipment

Major classes of property and equipment are summarized as follows (in thousands):

	December 31,	
	2012	2011
Furniture and equipment	$ 94,934	$ 88,623
Leasehold improvements	28,932	23,345
	123,866	111,968
Less: Accumulated depreciation and amortization	(95,278)	(64,533)
Total property and equipment, net	$ 28,588	$ 47,435

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2012, 2011 and 2010 was $30.9 million, $33.7 million and $5.0 million, respectively.

7. Goodwill and Other Intangibles

Under ASC 350, *Intangibles - Goodwill and Other*, goodwill is to be reviewed at least annually for impairment and whenever events or circumstances indicate that the carrying value of goodwill may not be fully recoverable. We have elected to perform this review during the second quarter of each calendar year. The goodwill impairment test is a two-step process performed at the reporting unit level. If the first step of the impairment test does not indicate an impairment, performance of the second step is not required. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount (including goodwill). The fair values of the reporting units are determined based on a weighting of the income approach, market approach and market transaction approach.

The income approach is a valuation technique in which fair value is based from forecasted future cash flow discounted at the appropriate rate of return commensurate with the risk as well as current rates of return for equity and debt capital as of the valuation date. The forecast used in our estimation of fair value was developed by management based on a contract basis, incorporating adjustments to reflect known contract and market considerations (such as reductions and uncertainty in government spending, pricing pressure and opportunities). The discount rate utilizes a risk adjusted weighted average cost of capital.

The market approach is a valuation technique in which the fair value is calculated based on market prices realized in an actual arm's length transaction. The technique consists of undertaking a detailed market analysis of publicly traded companies that provides a reasonable basis for comparison to the company. Valuation ratios, which relate market prices to selected financial statistics derived from comparable companies, are selected and applied to the company after consideration of adjustments for financial position, growth, market, profitability and other factors.

The market transaction approach is a valuation technique in which the fair value is calculated based on market prices realized in actual arm's length transactions. The technique consists of undertaking a detailed market analysis of merged and acquired companies that provided a reasonable basis for comparison to the company. Valuation ratios, which relate market prices to selected financial statistics derived from comparable companies, are selected and applied to the company after consideration of adjustments for financial position, growth, market, profitability and other factors.

To assess the reasonableness of the calculated reporting unit fair values, we compare the sum of the reporting units' fair values to the Company's market capitalization (per share stock price times the number of shares outstanding) and calculate an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). We compared our implied control premium to the control premiums in comparable transactions to assess the reasonableness of our calculations. Based on this comparison the implied control premium appeared reasonable.

During the second quarter, we completed our annual goodwill impairment test. The results of step one of this test showed the fair value of all reporting units were substantially in excess of their carrying value, therefore, no impairment losses were identified and performance of step two was not required. We continue to monitor events that could impact our financial outlook and our assets including potential significant reductions in government spending that could adversely impact our financial results and changes in market conditions that could result in a reduction in the fair value of our assets.

The changes in the carrying amounts of goodwill during fiscal years 2012 and 2011 were as follows (in thousands):

	Goodwill Balance
Net amount at December 31, 2010	$ 729,558
Additional consideration for the acquisition of S&IS	148
Additional consideration for the acquisition of MTCSC	2,694
Acquisition-TranTech	14,601
Acquisition-WINS	62,242
Other	(788)
Net amount at December 31, 2011	$ 808,455
Additional consideration for the acquisition of WINS	212
Acquisition-Evolvent	33,175
Acquisition-HBGary	20,070
Net amount at December 31, 2012	$ 861,912

Other intangible assets consisted of the following (in thousands):

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Other intangible assets:						
Contract and program intangibles	$ 249,882	$ 92,400	$ 157,482	$ 243,082	$ 75,351	$ 167,731
Capitalized software cost for internal use	30,985	20,637	10,348	27,231	17,230	10,001
Capitalized software cost for sale	—	—	—	3,729	3,729	—
Other	115	35	80	58	26	32
Total other intangibles, net	$ 280,982	$ 113,072	$ 167,910	$ 274,100	$ 96,336	$ 177,764

Amortization expense relating to intangible assets for the years ended December 31, 2012, 2011 and 2010 was $20.5 million, $20.4 million and $23.3 million, respectively. Amortization expense for the year ended December 31, 2010 included a write down of internally developed software of $0.1 million. The write down was based on a change in the estimated net realizable value of the asset. We estimate that we will have the following amortization expense for the future periods indicated below (in thousands):

Years ending:	
December 31, 2013	$ 20,028
December 31, 2014	$ 17,837
December 31, 2015	$ 15,235
December 31, 2016	$ 13,234
December 31, 2017	$ 11,516

8. Long-term Debt

Long-term debt consisted of the following (in thousands):

	December 31,	
	2012	2011
Revolving credit facility	$ —	$ —
7.25% senior unsecured notes	200,000	200,000
Long-term debt	$ 200,000	$ 200,000

Revolving Credit Facility-We maintain a credit agreement with a syndicate of lenders led by Bank of America, N.A., as administrative agent. The credit agreement provides for a $500.0 million revolving credit facility, with a $25.0 million letter of credit sublimit and a $30.0 million swing line loan sublimit. The credit agreement also contains an accordion feature that permits the Company to arrange with the lenders for the provision of up to $250.0 million in additional commitments. During 2011, we incurred $3.9 million in debt issuance costs related to the credit agreement, which have been deferred and amortized over the term of the agreement. The maturity date for this agreement is October 12, 2016.

Borrowings under our credit agreement are collateralized by substantially all the assets of ManTech and its Material Subsidiaries (as defined in the credit agreement) and bear interest at one of the following variable rates as selected by the Company at the time of borrowing: a London Interbank Offer Rate (LIBOR) based rate plus market-rate spreads (1.25% to 2.25% based on the Company's consolidated total leverage ratio) or Bank of America's base rate plus market spreads (0.25% to 1.25% based on the Company's consolidated total leverage ratio). The aggregate annual weighted average interest rates were 0.05% and 0.00% for the years ended December 31, 2012 and 2011, respectively.

The terms of the credit agreement permit prepayment and termination of the loan commitments at any time, subject to certain conditions. The credit agreement requires the Company to comply with specified financial covenants, including the maintenance of a certain consolidated leverage ratios and a certain fixed charge coverage ratio. The credit agreement also contains various covenants, including affirmative covenants with respect to certain reporting requirements and maintaining certain business activities, and negative covenants that, among other things, may limit or impose restrictions on our ability to incur liens, incur additional indebtedness, make investments, make acquisitions and undertake certain additional actions. As of, and during, December 31, 2012 and 2011, we were in compliance with our financial covenants under the credit agreement.

On October 12, 2011, we terminated the commitments under our prior credit agreement, dated April 30, 2007.

There was no outstanding balance on our revolving credit facility at December 31, 2012 and 2011. The weighted average borrowings under the revolving portion of the facility during the years ended December 31, 2012 and 2011 were $38 thousand and $0, respectively. The maximum available borrowing under the revolving credit facility at December 31, 2012 was $499.8 million. At December 31, 2012 and 2011, we were contingently liable under letters of credit totaling $0.2 million and $1.2 million, respectively, which reduces our availability to borrow under our revolving credit facility.

The following table summarizes the activity under our revolving credit facility for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Borrowings under revolving credit facility	$ 9,000	$ —	$ 287,700
Repayment of borrowings under revolving credit facility	$ (9,000)	$ —	$ (287,700)

7.25% Senior Unsecured Notes-We have $200.0 million in aggregate principal amount of 7.25% senior unsecured notes that are registered under the Securities Act of 1933, as amended. The 7.25% senior unsecured notes were issued April 13, 2010.

The 7.25% senior unsecured notes mature on April 15, 2018 with interest payable semi-annually in April and October. The 7.25% senior unsecured notes were issued at 100% of the aggregate principal amount and are effectively subordinate to the Company's existing and future senior secured debt (to the extent of the value of the assets securing such debt), including debt outstanding under our revolving credit facility. The 7.25% senior unsecured notes may be redeemed, in whole or in part, at any time, at the option of the Company, subject to certain conditions specified in the indenture governing the 7.25% senior unsecured notes. The 7.25% senior unsecured notes are guaranteed, jointly and severally, on a senior unsecured basis by each of our 100% owned domestic subsidiaries that also guarantees debt obligations under our prior revolving credit facility or will guarantee debt obligations under our revolving credit facility.

The fair value of the 7.25% senior unsecured notes as of December 31, 2012 was approximately $211.0 million based on quoted market prices.

The Company incurred approximately $4.9 million in issuance costs, which are being amortized to interest expense over the contractual life of the 7.25% senior unsecured notes using the effective interest rate method, resulting in an effective rate of 7.67%.

The indenture governing the 7.25% senior unsecured notes contains customary events of default, as well as restrictive covenants, which, subject to important exceptions and qualifications specified in such indenture, will, among other things, limit our ability and the ability of our subsidiaries that guarantee the 7.25% senior unsecured notes to: pay dividends or distributions, repurchase equity, prepay subordinated debt or make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge or consolidate with another company or sell all or substantially all assets; and allow to exist certain control provisions. An event of default under the indenture will allow either the trustee of the notes or the holders of at least 25% in principal amount of the then outstanding notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the notes. As of December 31, 2012 and 2011, the Company was in compliance with all required covenants under the indenture.

9. Commitments and Contingencies

Contracts with the U.S. government including subcontracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government, in the ordinary course of business, investigate whether the Company's operations are conducted in accordance with these requirements and the terms of the relevant contracts. U.S. government investigations of the Company, whether related to the Company's U.S. government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon the Company, or could lead to suspension or debarment from future U.S. government contracting. Management believes it has adequately reserved for any losses that may be experienced from any investigation of which it is aware. The Defense Contract Audit Agency (DCAA) has completed our incurred cost audits through 2002 and the majority of the audits for 2003, 2004 and 2005, with no material adjustments. The remaining audits for 2003 through 2012 are not expected to have a material effect on our financial position, results of operations or cash flow and management believes it has adequately reserved for any losses.

In the normal course of business, we are involved in certain governmental and legal proceedings, claims and disputes and have litigation pending under several suits. We believe that the ultimate resolution of these matters will not have a material effect on our financial position, results of operations or cash flows.

We lease office space and equipment under long-term operating leases. A number of the leases contain renewal options and escalation clauses. At December 31, 2012, aggregate future minimum rental commitments under these leases are as follows (in thousands):

	Office Space	Equipment	Total
Year ending:			
December 31, 2013	$ 31,310	$ 1,318	$ 32,628
December 31, 2014	27,382	641	28,023
December 31, 2015	23,799	54	23,853
December 31, 2016	21,569	—	21,569
December 31, 2017	20,309	—	20,309
Thereafter	93,706	—	93,706
Total	$ 218,075	$ 2,013	$ 220,088

Office space and equipment rent expense totaled approximately $52.1 million, $55.2 million and $47.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We had $9.3 million and $7.1 million of deferred rent liabilities resulting from recording rent expense on a straight-line basis over the life of the respective lease for the years ended December 31, 2012 and 2011, respectively.

10. Stockholders' Equity and Stock Options

Common Stock-We have 150,000,000 shares of authorized Class A common stock, par value $0.01 per share. We have 50,000,000 shares of authorized Class B common stock, par value $0.01 per share. On December 31, 2012, there were 23,849,719 shares of Class A common stock outstanding, 244,113 shares of Class A common stock recorded as treasury stock and 13,192,845 shares of Class B common stock outstanding.

Holders of Class A common stock are entitled to one vote for each share held of record and holders of Class B common stock are entitled to ten votes for each share held of record, except with respect to any "going private transaction" (generally, a transaction in which George J. Pedersen (our Chairman of the Board and CEO), his affiliates, his direct and indirect permitted transferees or a group, generally including Mr. Pedersen, such affiliates and permitted transferees, seek to buy all outstanding shares), as to which each share of Class A common stock and Class B common stock are entitled to one vote per share. The Class A common stock and the Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors, except as required by law. Holders of common stock do not have cumulative voting rights in the election of directors.

Stockholders are entitled to receive, when and if declared by the Board of Directors from time-to-time, such dividends and other distributions in cash, stock or property from our assets or funds legally and contractually available for such purposes subject to any dividend preferences that may be attributable to preferred stock that may be authorized. Each share of Class A common stock and Class B common stock is equal in respect of dividends and other distributions in cash, stock or property, except that in the case of stock dividends, only shares of Class A common stock will be distributed with respect to the Class A common stock and only shares of Class B common stock will be distributed with respect to Class B common stock. In no event will either Class A common stock or Class B common stock be split, divided or combined unless the other class is proportionately split, divided or combined.

The shares of Class A common stock are not convertible into any other series or class of securities. Each share of Class B common stock, however, is freely convertible into one share of Class A common stock at the option of the Class B stockholder. Upon the death or permanent mental incapacity of Mr. Pedersen, all outstanding shares of Class B common stock automatically convert to Class A common stock.

Preferred Stock-We are authorized to issue an aggregate of 20,000,000 shares of preferred stock, $0.01 par value per share, the terms and conditions of which are determined by our Board of Directors upon issuance. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may designate and issue in the future. At December 31, 2012 and 2011, no shares of preferred stock were outstanding and the Board of Directors currently has no plans to issue a series of preferred stock.

Accounting for Stock-Based Compensation:

Our stockholders approved our 2011 Management Incentive Plan (the Plan), which was designed to attract, retain and motivate key employees. Awards granted under the Plan are settled in shares of Class A common stock. At the beginning of each year, the Plan provides that the number of shares available for issuance automatically increases by an amount equal to 1.5% of the total number of shares of Class A and Class B common stock outstanding on December 31st of the previous year. On January 2, 2013, there were 555,638 additional shares made available for issuance under the Plan. Through December 31, 2012, the remaining aggregate number of shares of our common stock authorized for issuance under the Plan was 3,048,209. Through December 31, 2012, there were 4,512,742 shares of our Class A common stock that were issued and remain outstanding as a result of equity awards granted under the Plan. The Plan expires in May 2021.

The Plan is administered by the compensation committee of our Board of Directors, along with its delegates. Subject to the express provisions of the Plan, the committee has the Board of Directors' authority to administer and interpret the Plan, including the discretion to determine the exercise price, vesting schedule, contractual life and the number of shares to be issued.

Stock Compensation Expense-For the years ended December 31, 2012, 2011 and 2010, we recorded $8.1 million, $9.2 million and $7.4 million of stock-based compensation expense, respectively. No compensation expense for employees with stock awards, including stock-based compensation expense, was capitalized during the periods. For the years ended December 31, 2012, 2011 and 2010, the total recognized tax deficiency from the exercise of stock options, vested cancellations and vesting of restricted stock were $1.4 million, $0.2 million and $0.4 million, respectively.

Stock Options-We typically issue options that vest over three years in equal installments beginning on the first anniversary of the date of grant. Under the terms of the Plan, the contractual life of the option grants may not exceed eight years. During the years ended December 31, 2012 and 2011, we issued options that expire five years from the date of grant.

Fair Value Determination-We have used the Black-Scholes-Merton option pricing model to determine fair value of our awards on date of grant. We will reconsider the use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that cannot be reasonably estimated under this model.

The following weighted-average assumptions were used for option grants during the years ended December 31, 2012, 2011 and 2010:

Volatility-The expected volatility of the options granted was estimated based upon historical volatility of the Company's share price through weekly observations of the Company's trading history.

Expected Term-The expected term of options granted to employees during fiscal years 2012, 2011 and 2010 was determined from historical exercises of the grantee population. For all grants valued during fiscal years 2012, 2011 and 2010, the options have graded vesting over three years in equal installments beginning on the first anniversary of the date of the grant and a contractual term of five years.

Risk-free Interest Rate-The yield on zero-coupon U.S. Treasury strips was used to extrapolate a forward-yield curve. This "term structure" of future interest rates was then input into a numeric model to provide the equivalent risk-free rate to be used in the Black-Scholes-Merton model based on expected term of the underlying grants.

Dividend Yield-The Black-Scholes-Merton valuation model requires an expected dividend yield as an input. During fiscal year 2011, we initiated a cash dividend program. We have calculated our expected dividend yield based on an expected annual cash dividend of $0.84 per share.

The following table summarizes weighted-average assumptions used in our calculations of fair value for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
	2012	2011	2010
Volatility	31.68%	35.08%	39.02%
Expected life of options (in years)	3.07	2.98	2.95
Risk-free interest rate	0.48%	0.81%	1.25%
Dividend yield	2.70%	0.70%	—%

Stock Option Activity-During the year ended December 31, 2012, we granted stock options to purchase 986,650 shares of class A common stock at a weighted-average exercise price of $29.24 per share, which reflects the fair market value of the shares on the date of grant. The weighted-average fair value of options granted during the years ended December 31, 2012, 2011 and 2010, as determined under the Black-Scholes-Merton valuation model, was $5.19, $9.14 and $12.87, respectively. These options vest over three years in equal annual installments beginning on the first anniversary of the date of the grant and have a contractual term of five years. Option grants that vested during the years ended December 31, 2012, 2011 and 2010 had a combined fair value of $8.3 million, $7.8 million and $7.7 million, respectively.

The following table includes information with respect to stock option activity and stock options outstanding for the years ended December 31, 2012, 2011 and 2010, was as follows:

	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Shares under option, December 31, 2009	2,718,183	$ 41.85	$ 17,643
Options granted	944,500	$ 46.50	
Options exercised	(391,176)	$ 35.30	$ 4,224
Options cancelled and expired	(798,250)	$ 49.42	
Shares under option, December 31, 2010	2,473,257	$ 42.22	$ 7,731
Options granted	986,000	$ 38.56	
Options exercised	(271,165)	$ 27.94	$ 3,087
Options cancelled and expired	(301,982)	$ 45.07	
Shares under option, December 31, 2011	2,886,110	$ 41.14	$ 1,096
Options granted	986,650	$ 29.24	
Options exercised	(38,542)	$ 28.93	$ 215
Options cancelled and expired	(413,022)	$ 39.27	
Shares under option, December 31, 2012	3,421,196	$ 38.61	$ 626

The following table summarizes non-vested stock options for the year ended December 31, 2012:

	Number of Shares	Weighted Average Fair Value
Non-vested stock options at December 31, 2011	1,619,255	$ 10.47
Options granted	986,650	$ 5.19
Vested during period	(734,438)	$ 11.32
Options cancelled	(173,475)	$ 8.43
Non-vested shares under option, December 31, 2012	1,697,992	$ 7.37

The following table includes information concerning stock options exercisable and stock options expected to vest at December 31, 2012:

	Number of Shares	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Stock options exercisable	1,723,204	1.9	$ 42.93	$ 584
Stock options expected to vest	1,501,082	3.9	$ 34.64	$ 36
Stock options exercisable and expected to vest	3,224,286			

Unrecognized compensation expense related to outstanding stock options expected to vest as of December 31, 2012 was $7.6 million, which is expected to be recognized over a weighted-average period of 1.9 years and will be adjusted for any future changes in estimated forfeitures.

Restricted Stock-Under the Plan, we have issued restricted stock. A restricted stock award is an issuance of shares that cannot be sold or transferred by the recipient until the vesting period lapses. Restricted shares issued to employees vest over three years in equal installments beginning on the first anniversary of the grant date, contingent upon employment with the Company on the vesting dates. Restricted shares issued to our Board of Directors vest in one year. The related compensation expense is recognized over the service period and is based on the grant date fair value of the stock and the number of shares expected to vest.

Restricted Stock Activity-The following table summarizes the restricted stock activity during the years ended December 31, 2011 and 2012:

	Number of Shares	Grant Date Fair Value (in thousands)
Non-vested, December 31, 2010	26,000	
Granted	24,000	$ 1,070
Vested	(19,333)	$ 862
Forfeited	—	
Non-vested, December 31, 2011	30,667	
Granted	24,000	$ 576
Vested	(27,334)	$ 1,237
Forfeited	—	
Non-vested, December 31, 2012	27,333	

11. Retirement Plans

As of December 31, 2012, we maintained a qualified defined contribution plan. Our qualified defined contribution plan covers substantially all employees and complies with Section 401 of the Internal Revenue Code. Under this plan, we stipulated a basic matching contribution that matches a portion of the participants' contribution based upon a defined schedule. Additionally, this plan contains a discretionary contribution component where the Company may contribute additional amounts based on a percentage of eligible employees' compensation. Contributions are invested by an independent investment company. The choice of investment alternatives is at the election of each participating employee. Our contributions to the plan were approximately $22.6 million, $23.8 million and $22.9 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We maintained an Employee Stock Ownership Plan (ESOP) as of December 31, 2012. On December 18, 1998, the Board of Directors approved the establishment of a qualified ESOP, effective January 1, 1999, for the benefit of substantially all of our U.S. domestic-based employees and some overseas employees. The ESOP is non-leveraged and is funded entirely through Company contributions based on a percentage of eligible employee compensation, as defined in the plan. Participants must be employees of the Company or eligible Company subsidiaries and must meet minimum service requirements to be eligible for annual contributions. The ESOP specifies a five-year vesting schedule over which participants become vested in the Class A common stock allocated to their participant account. The amount of our annual contribution to the ESOP is at the discretion of our Board of Directors. For the years ended December 31, 2012, 2011 and 2010, we recorded $3.8 million, $3.6 million and $3.4 million, respectively, as compensation expense related to ESOP contributions. Shares contributed to the ESOP for the years ended December 31, 2012, 2011 and 2010, were 146,589; 116,087; and 81,730, respectively, of Class A common stock. There were no unearned ESOP shares at December 31, 2012 and 2011, respectively. As required under ASC 714-40, *Employee Stock Ownership Plans*, compensation expense is recorded for shares committed to be released to employees based on the fair market value of those shares in the period in which they are committed to be released. For the years ended December 31, 2012, 2011 and 2010, new shares were issued to satisfy this obligation.

As of December 31, 2012, we also maintained an Employee Supplemental Savings Plan (ESSP), a non-qualified deferred compensation plan, for certain key employees. Under this plan, eligible employees may defer up to 75% of qualified annual base compensation and 100% of bonus. In the ESSP, participant deferral accounts are credited with a rate of return based on investment elections as selected by the participant. The assets related to the ESSP are held in a rabbi trust owned by the Company for benefit of the participating employees. The trust investments are in the form of variable universal life insurance products, which are owned by the Company. These investments seek to replicate the return of the participant investment elections. Participant contributions to this plan were approximately $5.1 million, $4.5 million and $4.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We maintained nonqualified supplemental defined benefit pension plan for certain retired employees of an acquired company as of December 31, 2012. These plans were informally and partially funded beginning in 1999 through a rabbi trust. Assets held in a rabbi trust are not eligible to be included in the calculation of plan status. At both December 31, 2012 and 2011, 100% of the rabbi trust assets were invested in a money market account with a commercial bank. All covered employees retired prior to 1998. Our benefit obligation at December 31, 2012 and 2011 was $1.4 million and $1.5 million, respectively.

12. Income Taxes

The domestic and foreign components of income before provision for income taxes were as follows (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Domestic	$ 155,381	$ 215,437	$ 202,522
Foreign	(427)	65	(71)
	$ 154,954	$ 215,502	$ 202,451

The provision for income taxes was comprised of the following components (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current provision (benefit):			
Federal	$ 37,926	$ 75,505	$ 63,195
State	5,780	10,601	9,108
Foreign	123	293	348
	43,829	86,399	72,651
Deferred provision (benefit):			
Federal	15,241	(3,209)	3,894
State	2,332	(97)	983
	17,573	(3,306)	4,877
Non-current provision (benefit) resulting from allocating tax benefits directly to additional paid in capital and changes in liabilities:			
Federal	(1,306)	(787)	(474)
State	(161)	(116)	274
Foreign	—	6	27
	(1,467)	(897)	(173)
Total provision for income taxes	$ 59,935	$ 82,196	$ 77,355

For the year ended December 31, 2012, the non-current benefit for income taxes includes $(1.4) million arising from the cancellation of vested stock options allocated to equity and valuation differences between grant and vesting dates on restricted stock allocated to equity and $(0.1) million related to liabilities for uncertain tax positions (including $(0.1) million for use of a state net operating loss). For the year ended December 31, 2011, the non-current benefit for income taxes includes $0.2 million for amounts arising from the exercise of stock options allocated as equity; $(0.4) million arising from the cancellation of vested stock options allocated to equity and valuation differences between grant and vesting dates on restricted stock allocated to equity; and $(0.7) million related to liabilities for uncertain tax positions (including $(0.2) million for use of a state net operating loss). For the year ended December 31, 2010, the non-current benefit for income taxes includes $0.1 million from amounts arising from the exercise of stock options allocated as equity; $(0.5) million arising from the cancellation of vested stock options allocated to equity; and $0.2 million related to liabilities for uncertain tax positions.

The schedule of effective income tax rate reconciliation is as follows:

	Year Ended December 31,		
	2012	2011	2010
Statutory U.S. Federal tax rate	35.0%	35.0%	35.0 %
Increase (decrease) in rate resulting from:			
State taxes—net of Federal benefit	3.3%	3.1%	3.3 %
Other, net	0.4%	—%	(0.1)%
Effective tax rate	38.7%	38.1%	38.2 %

The Company paid income taxes, net of refunds, of $43.5 million, $92.9 million and $77.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. A summary of the tax effect of the significant components of deferred income taxes is as follows (in thousands):

	December 31,	
	2012	2011
Gross deferred tax liabilities:		
Goodwill and other assets	$ 87,713	$ 71,979
Unbilled receivables	14,921	3,560
Total deferred tax liabilities	102,634	75,539
Gross deferred tax assets:		
Retirement and other liabilities	(32,110)	(28,823)
Property and equipment	(8,905)	(2,753)
Allowance for potential contract losses and other contract reserves	(3,402)	(3,728)
Federal and state operating loss carryforwards	(3,306)	(86)
Total deferred tax assets	(47,723)	(35,390)
Net deferred tax liabilities	$ 54,911	$ 40,149

The net deferred tax liabilities decreased $2.5 million in the year ended December 31, 2012 for adjustments to the purchase accounting related to the January 6, 2012 acquisition of Evolvent. The net deferred tax liabilities increased $1.3 million in the year ended December 31, 2011 for adjustments to the purchase accounting related to the acquisitions of MTCSC on December 23, 2010 and WINS on November 15, 2011.

The tax benefits associated with nonqualified stock options and disqualifying dispositions of incentive stock options reduced the current taxes payable by $0.2 million for the year ended December 31, 2011. These benefits were recorded as an increase to additional paid-in capital.

At December 31, 2012, we had state net operating losses of approximately $0.4 million that expire beginning 2015 through 2031; and federal net operating losses of $8.2 million that expire in 2031 and 2032.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

	December 31,		
	2012	2011	2010
Gross unrecognized tax benefits at beginning of year	$ 1,440	$ 2,519	$ 1,680
Increases in tax positions related to prior years	18	87	508
Decreases in tax positions for prior years	—	(71)	(26)
Increases in tax positions for current year	141	269	481
Settlements	—	(508)	—
Lapse in statute of limitations	(223)	(961)	(124)
Acquisitions - increase in tax position for prior years	—	105	—
Gross unrecognized tax benefits at end of year	$ 1,376	$ 1,440	$ 2,519

The total liability for gross unrecognized tax benefits as of December 31, 2012, 2011 and 2010 includes $1.0 million, $1.1 million and $2.1 million, respectively, of unrecognized net tax benefits which, if ultimately recognized, would reduce the Company's annual effective tax rate in a future period.

The Company is subject to income taxes in the U.S., various state and foreign jurisdictions. Tax statutes and regulations within each jurisdiction are subject to interpretation and require significant judgment to apply. The Company is no longer subject to U.S., state or non-U.S. income tax examinations by tax authorities for the years before 2008. The Company believes it is reasonably possible that $0.3 million of gross unrecognized tax benefits will be settled within the next year due to expirations of statute of limitations.

The Company recognizes interest related to unrecognized tax benefits within interest expense and penalties related to unrecognized tax benefits in general and administrative expenses. At December 31, 2012, 2011 and 2010, interest and penalties on the net unrecognized tax benefits were $0.2 million, $0.2 million and $0.4 million, respectively.

13. Business Segment and Geographic Area Information

We have one reportable segment. We deliver a broad array of information technology and technical services solutions under contracts with the U.S. government, state and local governments and commercial customers. Our federal government customers typically exercise independent contracting authority, and even offices or divisions within an agency or department may directly, or through a prime contractor, use our services as a separate customer so long as that customer has independent decision-making and contracting authority within its organization. Revenues from the U.S. government under prime contracts and subcontracts were approximately 99.2%, 99.2% and 98.7% for the years ended December 31, 2012, 2011 and 2010, respectively. There were no sales to any customers within a single country (except for the United States) where the sales accounted for 10% or more of total revenues. We treat sales to U.S. government customers as sales within the United States regardless of where the services are performed. Substantially all assets of continuing operations were held in the United States for the years ended December 31, 2012, 2011 and 2010. Revenues by geographic customer and the related percentages of total revenues for the years ended December 31, 2012, 2011 and 2010, were as follows (dollars in thousands):

	Year Ended December 31,					
	2012		2011		2010	
United States	$ 2,577,495	99.8%	$ 2,861,038	99.7%	$ 2,583,600	99.2%
International	4,800	0.2%	8,944	0.3%	20,438	0.8%
Total	$ 2,582,295		$ 2,869,982		$ 2,604,038	

The following table includes contracts that exceeded 10% of our revenues for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Revenues:						
U.S. Army contract A	$ 572,389	22.2%	$ 487,615	17.0%	$ 318,615	12.2%
All other contracts	2,009,906	77.8%	2,382,367	83.0%	2,285,423	87.8%
Total	$ 2,582,295		$ 2,869,982		$ 2,604,038	

The following table includes contracts that exceeded 10% of our operating income for the years ended December 31, 2012, 2011 and 2010 (dollars in thousands):

	Year Ended December 31,					
	2012		2011		2010	
Operating income:						
U.S. Army contract A	$ 32,927	19.3%	$ 39,432	17.3%	$ 22,748	10.6%
All other contracts	138,061	80.7%	187,922	82.7%	192,392	89.4%
Total	$ 170,988		$ 227,354		$ 215,140	

The following table includes contracts that exceeded 10% of our receivables, net at December 31, 2012 and 2011 (dollars in thousands):

	December 31,			
	2012		2011	
Receivables, net:				
U.S. Army contract A	$ 90,752	16.6%	$ 88,359	16.3%
U.S. Army contract B	62,709	11.4%	59,309	11.0%
All other contracts	394,848	72.0%	392,800	72.7%
Total	$ 548,309		$ 540,468	

Disclosure items required under ASC 280, *Segment Reporting*, including interest income, interest expense, depreciation and amortization expense, costs for stock-based compensation programs, certain unallowable costs as determined under Federal Acquisition Regulations and expenditures for segment assets are not applicable as we review those items on a consolidated basis.

14. Sale of Investment

ManTech received approximately $3.2 million in proceeds on April 8, 2011 and $0.2 million was received during the year ended December 31, 2012 for the sale of our investment of less than 5% in NetWitness Corporation (NetWitness). At December 31, 2012, there was $0.3 million held in escrow, which we expect to collect next year. The transaction was consummated on April 1, 2011 pursuant to an agreement and plan of merger dated March 12, 2011 by and among EMC Corporation, NetWitness and certain persons acting as the representative for the shareholders of NetWitness. The sale of our investment resulted in a pre-tax gain of approximately $3.7 million, which was recorded in other income in our consolidated statement of income for the year ended December 31, 2011.

15. Quarterly Financial Data (Unaudited)

The quarterly financial data reflects, in the opinion of the Company, all normal and recurring adjustments necessary to present fairly the results of operations for such periods. Results of any one or more quarters are not necessarily indicative of annual results or continuing trends. The following tables set forth selected unaudited quarterly financial data.

	2012			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
Revenues	$ 676,509	$ 638,937	$ 645,028	$ 621,821
Operating income	$ 45,695	$ 44,880	$ 42,759	$ 37,654
Income from operations before income taxes	$ 41,634	$ 40,835	$ 38,777	$ 33,708
Net income	$ 25,642	$ 24,745	$ 24,427	$ 20,205
Class A basic earnings per share	$ 0.70	$ 0.67	$ 0.66	$ 0.55
Weighted average common shares outstanding	23,642	23,697	23,760	23,808
Class B basic earnings per share	$ 0.70	$ 0.67	$ 0.66	$ 0.55
Weighted average common shares outstanding	13,193	13,193	13,193	13,193
Class A diluted earnings per share	$ 0.69	$ 0.67	$ 0.66	$ 0.55
Weighted average common shares outstanding	23,716	23,736	23,778	23,842
Class B diluted earnings per share	$ 0.69	$ 0.67	$ 0.66	$ 0.55
Weighted average common shares outstanding	13,193	13,193	13,193	13,193

	2011			
	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
Revenues	$ 700,864	$ 752,673	$ 734,607	$ 681,838
Operating income	$ 55,855	$ 59,168	$ 58,508	$ 53,823
Income from operations before income taxes	$ 52,045	$ 59,068	$ 54,738	$ 49,651
Net income	$ 31,903	$ 36,442	$ 34,486	$ 30,475
Class A basic earnings per share	$ 0.87	$ 0.99	$ 0.94	$ 0.83
Weighted average common shares outstanding	23,206	23,357	23,513	23,578
Class B basic earnings per share	$ 0.87	$ 0.99	$ 0.94	$ 0.83
Weighted average common shares outstanding	13,275	13,271	13,193	13,193
Class A diluted earnings per share	$ 0.87	$ 0.99	$ 0.94	$ 0.83
Weighted average common shares outstanding	23,357	23,510	23,607	23,643
Class B diluted earnings per share	$ 0.87	$ 0.99	$ 0.94	$ 0.83
Weighted average common shares outstanding	13,275	13,271	13,193	13,193

16. Subsequent Event

Management has evaluated subsequent events after the balance sheet date through the financial statements issuance date for appropriate accounting and disclosure.

Acquisition of ALTA Systems, Inc.

On January 8, 2013, we completed the acquisition of ALTA Systems, Inc. (ALTA). ALTA is an information technology (IT) and professional services company with valuable applications in healthcare systems and capital planning. ALTA provides a broad range of IT and professional services to government and private industry in three major practice areas: capital planning and investment control; system design, development and operations; and fraud detection and statistical analysis. The acquisition will enable ManTech to deliver technology services through ALTA's prime position on the Centers for Medicare and Medicaid Services (CMS) Enterprise Systems Development (ESD) contract. ManTech funded the acquisition with cash on hand. The preliminary purchase price was $10.2 million and may increase or decrease depending on the finalization of the post-closing working capital adjustment.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

The Company has had no disagreements with its auditors on accounting principles, practices or financial statement disclosure during and through the date of the financial statements included in this Report.

Item 9A ***Controls and Procedures***

We performed an assessment as of December 31, 2012 of the effectiveness of the design and operation of our disclosure controls and procedures and our internal control over financial reporting. This assessment was done under the supervision and with the participation of management, including our principal executive officer and principal financial officer. Included as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K are forms of "Certification" of our principal executive officer (our Chairman of the Board and Chief Executive Officer) and our principal financial officer (our Chief Financial Officer). The forms of Certification are required in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. This section of the Annual Report on Form 10-K that you are currently reading is the information concerning the assessment referred to in the Section 302 certifications and required by the rules and regulations of the SEC. You should read this information in conjunction with the Section 302 certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures and Internal Control over Financial Reporting-Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting. Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is accurately recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Internal control over financial reporting is a process designed by, or under the supervision of our principal executive officer and our principal financial officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that our receipts and expenditures are being made only in accordance with authorizations of management or our Board of Directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material adverse effect on our financial statements.

Limitations on the Effectiveness of Controls-Management, including our principal executive officer and our principal financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no assessment of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management's override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Scope of the Assessments-The assessment by our principal executive officer and our principal financial officer of our disclosure controls and procedures and the assessment by our management of our internal control over financial reporting included a review of procedures and documents and discussions with other employees in our organization in order to evaluate the adequacy of our internal control system design. In the course of the evaluation, we sought to identify exposure to unprevented or undetected data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. The assessment also included testing of properly designed controls to verify their effective performance. Our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* to assess the effectiveness of our internal control over financial reporting.

We assess our disclosure controls and procedures and our internal control over financial reporting on an ongoing basis so that the conclusions concerning controls effectiveness can be reported in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. We consider the results of these assessment activities as we monitor our disclosure controls and procedures and our internal control over financial reporting. Our intent is to ensure that disclosure controls and procedures and internal control over financial reporting will be maintained and updated as conditions warrant. Among other matters, we sought in our assessment to determine whether there were any "material weaknesses" in our internal control over financial reporting, or whether we had identified any acts of fraud involving senior management, management or other personnel who have a significant role in our internal control over financial reporting. This information was important both for the assessment generally and because the Section 302 certifications require that our principal executive officer and our principal financial officer disclose that information, along with any "significant deficiencies," to the Audit Committee of our Board of Directors, and to our independent auditors and to report on related matters in this section of the Annual Report on Form 10-K.

Assessment of Effectiveness of Disclosure Controls and Procedures-Based upon the assessments, our principal executive officer and our principal financial officer have concluded that as of December 31, 2012 our disclosure controls and procedures were effective at the reasonable assurance level described above.

Management's Report on Internal Control over Financial Reporting-Management is responsible for establishing and maintaining adequate control over financial reporting. Management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* to assess the effectiveness of our internal control over financial reporting. Based upon the assessments, our management has concluded that as of December 31, 2012 our internal control over financial reporting was effective. Our independent registered public accounting firm issued an attestation report concerning our internal control over financial reporting, which appears further in this Annual Report.

Changes in Internal Control over Financial Reporting-During the three months ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control for financial reporting.

Item 9B. *Other Information*

None.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
ManTech International Corporation
Fairfax, Virginia

We have audited the internal control over financial reporting of ManTech International Corporation and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated February 22, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
February 22, 2013

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information concerning our directors and executive officers required by Item 401 of Regulation S-K is included under the captions "Election of Directors" and "Executive Officers," respectively, in our definitive Proxy Statement to be filed with the Securities and Exchange Commission (SEC) in connection with our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"), and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 405 of Regulation S-K concerning compliance with Section 16(a) of the Exchange Act is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2013 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

Our *Standards of Ethics and Business Conduct*, which sets forth the policies comprising our code of conduct, satisfies the SEC's requirements (including Item 406 of Regulation S-K) for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting and procedures for promoting compliance with (and reporting violations of) these standards. A copy of our *Standards of Ethics and Business Conduct* is available on the investor relations section of our website: www.mantech.com. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as permitted by applicable SEC rules.

The information required by Item 407(d)(4) of Regulation S-K concerning the Audit Committee is included under the caption "Committees of the Board of Directors - Audit Committee" in our 2013 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

The information required by Item 407(d)(5) of Regulation S-K concerning the designation of an audit committee financial expert is included under the caption "Committees of the Board of Directors - Audit Committee" in our 2013 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 11. *Executive Compensation*

The information required by this Item 11 is included under the captions "Non-Employee Director Compensation Table," "Certain Relationships and Related Person Transactions - Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Compensation Discussion and Analysis" and the related text and tables in our 2013 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by Item 403 of Regulation S-K is included under the caption "Beneficial Ownership of Our Stock" in our 2013 Proxy Statement, and that information is incorporated by reference in this Annual Report on Form 10-K.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2012 with respect to compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,421,196	$ 38.61	3,048,209
Equity compensation plans not approved by security holders	—	—	—
Total	3,421,196	$ 38.61	3,048,209

1) The plan contains a formula that automatically increases the number of securities available for issuance. The plan provides that the number of shares available for issuance under the plan automatically increases on the first trading day of January each calendar year during the term of the plan by an amount equal to 1.5% of the total number of shares outstanding (including all outstanding classes of common stock) on the last trading day in December of the immediately preceding calendar year, but provides that in no event should any such annual increase exceed 1,500,000 shares. On January 2, 2013, there were 555,638 shares added to the plan under this provision.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 is included under the captions "Certain Relationships and Related Person Transactions" and "Corporate Governance - Director Independence" in our 2013 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

Item 14. ***Principal Accounting Fees and Services***

The information required by this Item 14 is included under the caption "Ratification of Appointment of Independent Auditors" in our 2013 Proxy Statement and that information is incorporated by reference in this Annual Report on Form 10-K.

PART IV

Item 15. ***Exhibits, Financial Statement Schedule***

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

(1) All financial statements:

(2) Financial statement schedule:

(3) Exhibits required by Item 601 of Regulation S-K (each management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report pursuant to Item 15(b) of this annual report is identified in the Exhibit list below):

Exhibit	Description
3.1	Second Amended and restated Certificate of Incorporation of the registrant as filed with the Secretary of State of the State of Delaware on January 30, 2002 (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the SEC on November 23, 2002, as amended).
3.2	Second Amended and Restated Bylaws of the registrant (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 15, 2004, as amended).
4.1	Form of Common Stock Certificate (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the SEC on November 23, 2002, as amended).
4.2	Indenture governing 7.25% Senior Notes due 2018, including the form of 7.25% Senior Notes due 2018, dated April 13, 2010, among ManTech International Corporation, the Guarantors named therein, and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated herein by reference from the registrant's Current Report on Form 8-K, as filed with the SEC on April 13, 2010).
10.1	Credit Agreement, dated October 12, 2011, by and among the registrant and a syndicate of lenders, including Bank of America, N.A., acting as administrative agent for the lenders (incorporated herein by reference from the registrant's Current Report on Form 8-K filed with the SEC on October 13, 2011).
10.2*	Retention Agreement, effective as of January 1, 2002, between George J. Pedersen and the registrant (incorporated herein by reference from registrant's Registration Statement on Form S-1 (File No. 333-73946), as filed with the SEC on November 23, 2001, as amended).
10.3*	ManTech International Corporation 2012 Executive Compensation Plan, adopted on March 8, 2012 in which our executive officers and certain key senior executives participate (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on March 14, 2012).
10.4*	Management Incentive Plan of ManTech International Corporation 2011 Restatement (incorporated herein by reference from registrant's Current Report on Form 8-K, as filed with the SEC on May 16, 2011).
10.5*	Form of Grant of Non-Qualified Stock Options granted under the Management Incentive Plan (incorporated herein by reference from the registrant's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 24, 2012).
10.6*	Standard Terms and Conditions for Non-Qualified Stock Options granted under the Management Incentive Plan (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 24, 2012).
10.7*	Form of Grant of Restricted Stock granted under the Management Incentive Plan (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 24, 2012).
10.8*	Standard Terms and Conditions for Restricted Stock granted under the Management Incentive Plan (incorporated herein by reference from registrant's Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 24, 2012).
12.1‡	Ratio of Earnings to Fixed Charges.
21.1‡	Subsidiaries of the Registrant.
23.1‡	Independent Registered Public Accounting Firm Consent.
24.1	Power of Attorney (included on signature page).
31.1‡	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2‡	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32‡	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.
101	The following materials from ManTech International Corporation's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statement of Income for the Years Ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010; and (vi) Notes to Consolidated Financial Statements.**

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this report pursuant to item 15(a)(3).

‡ Filed herewith

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANTECH INTERNATIONAL CORPORATION

By:	/s/ GEORGE J. PEDERSEN
Name:	**George J. Pedersen**
Title:	**Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)**
Date:	**February 22, 2013**

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints each of George J. Pedersen and Kevin M. Phillips as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments to this Report and to file same, with exhibits thereto and other documents in connection therewith, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Name and Signature	Title	Date
/s/ GEORGE J. PEDERSEN George J. Pedersen	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	February 22, 2013
/s/ KEVIN M. PHILLIPS Kevin M. Phillips	Executive VP and Chief Financial Officer (Principal Financial Officer)	February 22, 2013
/s/ JUDITH L. BJORNAAS Judith L. Bjornaas	Deputy Chief Financial Officer (Principal Accounting Officer)	February 22, 2013
/s/ RICHARD L. ARMITAGE Richard L. Armitage	Director	February 22, 2013
/s/ MARY K. BUSH Mary K. Bush	Director	February 22, 2013
/s/ BARRY G. CAMPBELL Barry G. Campbell	Director	February 22, 2013
/s/ WALTER R. FATZINGER, JR. Walter R. Fatzinger, Jr.	Director	February 22, 2013
/s/ DAVID E. JEREMIAH David E. Jeremiah	Director	February 22, 2013
/s/ RICHARD J. KERR Richard J. Kerr	Director	February 22, 2013
/s/ KENNETH A. MINIHAN Kenneth A. Minihan	Director	February 22, 2013
/s/ STEPHEN W. PORTER Stephen W. Porter	Director	February 22, 2013

SCHEDULE II

Valuation and Qualifying Accounts

Activities in the Company's allowance accounts for the years ended December 31, 2012, 2011 and 2010 were as follows (in thousands):

Doubtful Accounts

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Other*	Balance at End of Period
2010	$ 8,120	90	(168)	904	$ 8,946
2011	$ 8,946	5	(5)	783	$ 9,729
2012	$ 9,729	—	—	(280)	$ 9,449

* Other represents doubtful account reserves released or recorded as part of net revenues for estimated customer disallowances.

EXHIBIT 31.1

CERTIFICATION

I, George J. Pedersen, certify that:

1. I have reviewed this Annual Report on Form 10-K of ManTech International Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:	/s/ George J. Pedersen
Name:	**George J. Pedersen**
Title:	**Chairman of the Board of Directors and Chief Executive Officer**

Date: February 22, 2013

EXHIBIT 31.2

CERTIFICATION

I, Kevin M. Phillips, certify that:

1. I have reviewed this Annual Report on Form 10-K of ManTech International Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By:	/s/ Kevin M. Phillips
Name:	**Kevin M. Phillips**
Title:	**Chief Financial Officer**

Date: February 22, 2013

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the ManTech International Corporation (the "Company") Annual Report on Form 10-K for the year ending December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, George J. Pedersen, Chairman of the Board and Chief Executive Officer of the Company, and Kevin M. Phillips, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ George J. Pedersen
Name:	**George J. Pedersen**
Title:	**Chairman of the Board of Directors and Chief Executive Officer**
By:	/s/ Kevin M. Phillips
Name:	**Kevin M. Phillips**
Title:	**Chief Financial Officer**

Date: February 22, 2013

CORPORATION INFORMATION

Corporate Headquarters

ManTech International Corporation
12015 Lee Jackson Highway
Suite 800
Fairfax, VA 22033-3300
Main: 703-218-6000
Fax: 703-218-8296

Website

www.mantech.com

Employment

It is ManTech's policy to recruit, hire, employ, train and promote persons in all job classifications without regard to race, color, religion, sex, age, national origin, disability or any other characteristics protected by law.

SHAREHOLDER INFORMATION

Transfer Agent

Stockholders may obtain information with respect to share position, transfer requirements, address changes, lost stock certificates and duplicate mailings by writing or telephoning:

American Stock Transfer & Trust Co.
6201 15th Avenue, Brooklyn, NY 11219
Attn: Shareholder Services
800-937-5449 or 718-921-8124
www.amstock.com

Annual Meeting

ManTech's Annual Meeting will be held on Thursday, May 9, 2013, 11:00 am ET, at the Fair Lakes Hyatt, Fairfax, VA

Class A Common Stock

Stock symbol: MANT
Listed: The NASDAQ Stock Market LLC

Independent Auditors

Deloitte & Touche LLP
McLean, VA

Investor Communications

Investors seeking the Form 10-K and additional information about the company may call 703-218-6000, write to Investor Relations at our corporate headquarters, or send an email to investor@mantech.com. ManTech's earnings announcements, news releases, SEC filings and other investor information are available in the Investors section of our website.

FORWARD-LOOKING STATEMENT

This summary annual report contains "forward-looking" statements that ManTech believes to be within the definition in the Private Securities Litigation Reform Act of 1995. Such statements involve substantial risks and uncertainties, many of which are outside of our control. Words such as "may," "will," "expect," "intend," "anticipate," "believe," or "estimate," or the negative of these terms or words of similar import are intended to identify forward-looking statements.

Although forward-looking statements in this summary annual report reflect our good-faith judgment, such statements can only be based on facts and factors currently known by us and are inherently subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes we anticipate. Factors that could cause actual results to differ materially from the results we anticipate, include, but are not limited to, the following: adverse changes or delays in U.S. government spending for programs we support due to cost cutting and efficiency initiatives and other efforts to reduce federal government spending generally, uncertainty regarding the timing and nature of government action to complete the budget process and otherwise address budgetary constraints, sequestration, or other factors; failure to compete effectively for new contract awards or to retain existing U.S. government contracts; failure to obtain option awards, task orders or funding under contracts; delays in the competitive bidding process caused by competitors' protests of contract awards received by us; adverse changes in our mix of contract types; renegotiation, modification or termination of our contracts, or failure to perform in conformity with contract terms or our expectations; failure to realize the full amount of our backlog or adverse changes in the timing of receipt of revenues under contracts included in backlog; failure to maintain strong relationships with other contractors; failure to successfully identify and execute future acquisitions; failure to successfully integrate recently acquired companies or businesses into our operations or to realize any accretive or synergistic effects from such acquisitions; adverse changes in business conditions that may cause our investments in recorded goodwill to become impaired; non-compliance with, or adverse changes in, complex U.S. government procurement laws and regulations; adverse results of U.S. government audits or other investigations of our government contracts; adverse changes in our financing arrangements, such as increases in interest rates and restrictions imposed by our outstanding indebtedness, including the ability to meet financial covenants, or inability to obtain new or additional financing; and disruption of our business resulting from internal systems or service failures or breaches in customer systems, including as a result of cyber or other security threats. These and other risk factors are more fully discussed in the section entitled "Risks Factors" in ManTech's Annual Report on Form 10-K previously filed with the Securities and Exchange Commission on Feb. 22, 2013, Item 1A of Part II of our Quarterly Reports on Form 10-Q, and, from time to time, in ManTech's other filings with the Securities and Exchange Commission.

We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this summary annual report. We undertake no obligation to update any of the forward-looking statements made herein, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

12015 Lee Jackson Highway
Fairfax, Virginia 22033
www.mantech.com

ManTech
International Corporation ®

Cover photograph of Mars Rover Curiosity is courtesy of NASA/JPL-Caltech

12_12392

ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300


SEC MAIL PROCESSING
RECEIVED
APR - 2 2013
WASH. D.C.
193
SECTION

April 1, 2013

Dear Stockholder:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders of ManTech International Corporation, which will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Thursday, May 9, 2013, at 11 am (EDT).

We have provided details of the business to be conducted at the meeting in the accompanying Notice of Annual Meeting of Stockholders, proxy statement, and form of proxy. We encourage you to read these materials so that you may be informed about the business to come before the meeting.

Your participation is important, regardless of the number of shares you own. In order for us to have an efficient meeting, please sign, date, and return the enclosed proxy card promptly in the accompanying reply envelope. You can find additional information concerning our voting procedures in the accompanying materials.

We look forward to seeing you at the meeting.

Sincerely,

George J. Pedersen
Chairman of the Board and Chief Executive Officer



12015 Lee Jackson Highway
Fairfax, VA 22033-3300

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 9, 2013

The 2013 Annual Meeting of Stockholders (Annual Meeting) of ManTech International Corporation, a Delaware corporation (the Company), will be held at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, on Thursday, May 9, 2013, at 11 am (EDT), for the following purposes, as more fully described in the proxy statement accompanying this notice:

1. To elect nine (9) persons as directors of the Company, each to serve until the 2014 Annual Meeting of Stockholders, or until their respective successors shall have been duly elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and
3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Stockholders of record at the close of business on March 12, 2013 are entitled to vote at the Annual Meeting. A complete list of stockholders eligible to vote at the Annual Meeting will be available for examination by our stockholders during the ten days prior to the Annual Meeting, between the hours of 9 am and 5 pm (EDT), at the offices of the Company at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

You are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend the Annual Meeting, your vote is important. To assure your representation at the Annual Meeting, please sign and date the enclosed proxy card, and return it promptly in the accompanying reply envelope, which requires no additional postage. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to assure that all your shares are voted.

The proxy statement and form of proxy are being mailed on or about April 1, 2013.

By Order of the Board of Directors

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 1, 2013

Important Notice Regarding Availability of Proxy Materials for ManTech's Annual Meeting of Stockholders to be Held on May 9, 2013:

The Proxy Statement, our Proxy Card and our Annual Report to Shareholders are available at *http://investor.mantech.com/annualmeeting*


ManTech
International Corporation

12015 Lee Jackson Highway
Fairfax, VA 22033-3300

PROXY STATEMENT FOR 2013 ANNUAL MEETING OF STOCKHOLDERS

The Board of Directors (the Board) of ManTech International Corporation (the Company) is soliciting proxies to be voted at the 2013 Annual Meeting of Stockholders (Annual Meeting) to be held on Thursday, May 9, 2013, at 11 am (EDT), at The Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, VA 22033, and at any adjournments or postponements thereof.

The mailing address of our principal executive offices is 12015 Lee Jackson Highway, Fairfax, VA 22033-3300. This proxy statement, the accompanying Notice of Annual Meeting of Stockholders, and the enclosed proxy card are first being mailed to our stockholders on or about April 1, 2013 (Mailing Date).

GENERAL INFORMATION

The Board is soliciting proxies to be voted at the Annual Meeting. When we ask you for your proxy, we must provide you with a proxy statement that contains certain information specified by law.

At the Annual Meeting, we will ask you to consider and vote on the following matters:

1. To elect nine (9) persons as directors of the Company, each to serve until the 2014 Annual Meeting of Stockholders, or until their respective successors shall have been duly elected and qualified; and
2. To ratify the appointment of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

We do not expect any other items of business because the deadline for stockholder proposals and nominations has already passed. Nonetheless, in case there is an unforeseen need, the accompanying proxy gives discretionary authority to the persons named on the proxy, George J. Pedersen and Jeffrey S. Brown, with respect to any other matters that might be brought before the meeting. Those persons intend to vote that proxy in accordance with their discretion and best judgment.

Record Date and Stockholders Entitled to Vote

Record Date Stockholders as of the close of business on March 12, 2013 (Record Date) may vote at the Annual Meeting.

Our Stock We have two classes of outstanding stock: our Class A common stock and our Class B common stock. As of March 12, 2013, a total of 37,061,405 shares were outstanding: 23,868,560 shares of Class A common stock and 13,192,845 shares of Class B common stock. Holders of Class A common stock are entitled to one vote for each share of Class A common stock they hold on the Record Date. Holders of Class B common stock are entitled to ten votes for each share of Class B common stock they hold on the Record Date.

Voting Requirements and Other Matters

Quorum

The holders of a majority in voting power of the common stock entitled to vote at the Annual Meeting must be present, either in person or by proxy, to constitute a quorum for the Annual Meeting. Abstentions and broker non-votes are considered present at the meeting for purposes of determining whether a quorum is present.

How to Vote

You can only vote your shares at the Annual Meeting if you are present either in person or by proxy. We encourage you to vote by submitting a proxy card even if you plan to attend the Annual Meeting.

If you vote by mail, you must sign and date each proxy card that you receive, and return it in the prepaid envelope. Sign your name exactly as it appears on the proxy card. If you return a proxy card that is not signed, then your vote cannot be counted. If you return a proxy card that is signed and dated, but you do not specify voting instructions, we will vote on your behalf as follows:

- FOR the election of the nine (9) directors nominated by our Board and named in this proxy statement (Proposal 1 – Election of Directors);
- FOR the ratification of the appointment of Deloitte & Touche, LLP as the Company's independent registered public accounting firm (Proposal 2 – Ratification of Auditors).

If the Annual Meeting is adjourned or postponed, your proxy will still be effective and will still be voted at the Annual Meeting when reconvened. You will still be able to change or revoke your proxy until it is voted.

Voting ESOP Shares

Stockholders who are current or former employees participating in our Employee Stock Ownership Plan (ESOP) and have shares of our stock allocated to their account as of the Record Date have the right to direct the plan trustee on how to vote their shares. If you do not send instructions to the plan trustee in a proper manner, or if the instructions are not timely received, the trustee will not vote the shares allocable to your account.

Broker Non-Votes

If your shares are held by a broker, the broker will ask you how you want your shares to be voted. If you give the broker instructions, your shares will be voted as you direct. For Proposal 1, or for any other non-routine matter to come before the Annual Meeting, if you do not give instructions, the broker may not vote your shares at all (a broker non-vote). If you do not give instructions for Proposal 2, which is considered a routine matter, the broker may vote your shares in its discretion.

Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote.

Revoking Your Proxy

If you execute a proxy pursuant to this solicitation, you may revoke it at any time prior to its exercise by (i) delivering written notice to our Corporate Secretary at our principal executive offices before the Annual Meeting; (ii) executing and delivering a proxy bearing a later date to our Corporate Secretary at our principal executive offices; or (iii) voting in person at the Annual Meeting.

Votes Required

Approval of each of the proposals submitted to a vote at the Annual Meeting is subject to the affirmative vote requirement shown in the table below.

Proposal	**Vote Required**	**Broker Discretionary Voting Allowed**
Proposal 1–Election of Directors	Plurality	No
Proposal 2–Ratification of Auditors	Majority	Yes

"Plurality" will be determined with respect to votes cast on a particular proposal. "Majority" will be determined with respect to votes present in person or represented by proxy and entitled to vote. If you vote ABSTAIN on any proposal requiring a Majority, your vote will have the same effect as a vote AGAINST that proposal.

Tabulation of Votes

Mr. Michael R. Putnam, our Senior Vice President, Corporate and Regulatory Affairs, has been appointed inspector of elections for the Annual Meeting. Mr. Putnam will separately tabulate the affirmative votes, withheld or negative votes (as applicable), abstentions, and broker non-votes with respect to each of the proposals.

Voting Results

We will announce preliminary voting results at the Annual Meeting. We will disclose the final results on a Form 8-K that we file with the Securities and Exchange Commission (SEC) within four business days following the Annual Meeting.

Ownership by Insiders

As of March 12, 2013, our directors and executive officers beneficially owned an aggregate of 736,485 shares of Class A common stock (such number includes shares of common stock that may be issued upon exercise of outstanding options that are currently exercisable or that become exercisable prior to May 11, 2013) and 13,192,845 shares of Class B common stock, which together constitute approximately 36.9% of our outstanding common stock and 84.8% of the voting control of common stock entitled to vote at the Annual Meeting.

Solicitation

The Board is making this solicitation of proxies on our behalf. In addition to the solicitation of proxies by use of the mail, our officers and employees may solicit the return of proxies by personal interview, telephone, email or facsimile. We will not pay additional compensation to our officers and employees for their solicitation efforts, but we will reimburse them for any out-of-pocket expenses they incur in their solicitation efforts.

We will request that brokerage houses and other custodians, nominees, and fiduciaries forward our solicitation materials to beneficial owners of our common stock. We will bear all costs associated with preparing, assembling, printing, and mailing this proxy statement and the accompanying materials, the cost of forwarding our solicitation materials to the beneficial owners of our common stock, and all other costs of solicitation.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Board has established and adopted guidelines that it follows in matters of corporate governance (Corporate Governance Guidelines). These Corporate Governance Guidelines assist the Board in the exercise of its responsibilities and provide a framework for the efficient operation of our Company, consistent with the best interests of our stockholders and applicable legal and regulatory requirements. The Nominating and Corporate Governance Committee reviews and reassesses the adequacy of the Corporate Governance Guidelines on an annual basis. We have posted a current copy of our Corporate Governance Guidelines, which was last amended in January 2013, on the Corporate Governance page in the Investor Relations section of our website at *www.mantech.com* (our Website).

Director Independence

The Board comprises a majority of directors who are independent from management. Each of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee consists entirely of independent directors.

The Board has conducted an evaluation of director independence, based on the independence standards applicable to Nasdaq-listed companies and applicable SEC rules and regulations. In the course of the Board's evaluation of the independence of each non-management director, the Board considered any transactions, relationships, and arrangements between each such director (or any member of his or her immediate family) and the Company, its subsidiaries, and its affiliates. The purpose of this evaluation was to determine whether any relationships or transactions exist that could be inconsistent with a determination by the Board that the director has no relationship that would interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

As a result of this evaluation, the Board has affirmatively determined that the following directors nominated for election at the Annual Meeting are independent of the Company and its management under the above referenced standards and regulations:

- Mary K. Bush
- Barry G. Campbell
- Walter R. Fatzinger, Jr.
- David E. Jeremiah
- Richard J. Kerr
- Kenneth A. Minihan
- Stephen W. Porter

The Board determined that Mr. Pedersen, our Chairman of the Board and Chief Executive Officer, is not independent because he is employed by the Company.

The Board determined that Mr. Armitage is not independent because his brother-in-law is a partner with the Company's independent registered public accounting firm, Deloitte & Touche LLP.

Board Leadership Structure

The Board believes that no single leadership model is right for all companies at all times. Depending on the circumstances, different leadership models might be appropriate. Our Corporate Governance Guidelines do not require that the roles of Chief Executive Officer and Chairman of the Board be separate or combined. The Board's policy as to whether the roles of the Chief Executive Officer and

Chairman of the Board should be separate or combined is to adopt the practice that best serves the Company at any given point in time. Currently our Chief Executive Officer also serves as Chairman of the Board. The Board believes this structure provides an effective and efficient leadership model for the Company at this time, and that combining the Chairman and CEO roles fosters clear accountability, effective decision-making, and alignment on corporate strategy.

Pursuant to our Corporate Governance Guidelines, because we have combined the Chairman and CEO roles, our independent directors have designated Mr. Campbell to serve as the Presiding Director. Mr. Campbell's duties in this capacity include:

- ➢ Coordinating the activities of the independent directors (or non-management directors, in certain circumstances);
- ➢ Calling for meetings or sessions of the independent directors (or non-management directors, in certain circumstances) and coordinating the agenda and serving as the chair for such sessions; and
- ➢ Facilitating communications and functioning as principal liaison between the independent directors and the Chairman of the Board.

Board and Committee Executive Sessions and Independent Directors Meetings

The independent directors (or non-management directors, in certain circumstances) of the Board regularly meet in executive session, without the presence of management, following the adjournment of Board meetings. The Board holds no fewer than two such meetings annually. Certain of the principal standing committees of the Board (including the Audit and Compensation Committees) also regularly meet in executive session. As Presiding Director, Mr. Campbell chairs meetings of our independent directors (or non-management directors, in certain circumstances), and the committee chairmen preside over executive sessions of their respective committees.

Board's Role in Risk Oversight

The Board oversees the management of risks inherent in the operation of the Company's business. The Board oversees the management of risk principally through the Audit Committee. Among other activities, the Audit Committee oversees the Company's enterprise risk management program. Additionally, the Board oversees certain of the Company's business activities (particularly those designated as classified by the U.S. government) through the Special Programs Oversight Committee. Finally, the Board fulfills its responsibility for overseeing the assessment of risks associated with the Company's compensation policies and programs through the Compensation Committee. Each of these committees receives and discusses reports regularly with members of management who are responsible for applicable day-to-day risk management functions of the Company. The Board's role in risk oversight has not had any effect on the Board's leadership structure.

Board and Committee Self-Evaluations

Each of the Board and the Audit, Compensation, and Nominating and Corporate Governance Committees conducts an annual self-evaluation. These evaluations are designed to foster candid discussion regarding the adequacy and effectiveness of the Board and its principal committees. The Nominating and Corporate Governance Committee is responsible for overseeing the evaluation process, and considers the results of the evaluation process in making recommendations to the Board regarding the nomination of incumbent directors for re-election to the Board and the committee assignments for each Board term.

Director Nominations

The Board generally identifies and attracts candidates through its own efforts, and it believes that this method has been effective. However, if in the future the Board determines that it is in the Company's best interest to use the services of a consultant or a search firm to assist with the identification and selection process, it will do so.

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director nominees, and then recommending director candidates for nomination by the Board.

We do not have a formal policy regarding the consideration of diversity in identifying potential director nominees. However, the Nominating and Corporate Governance Committee considers diversity in its broadest sense when evaluating candidates. Our Corporate Governance Guidelines direct that the evaluation of nominees should include (but not be limited to) an assessment of whether a nominee would provide the Board with a diversity of viewpoints, backgrounds, experiences, and other demographics.

The Nominating and Corporate Governance Committee has a policy regarding the consideration of director candidates recommended by our stockholders (Nominations Policy). The Nominations Policy describes the circumstances pursuant to which the Nominating and Corporate Governance Committee will consider Board candidates recommended by our stockholders. The Nominations Policy also describes the procedures to be followed by stockholders in submitting such recommendations. We have made the Nominations Policy available on the Corporate Governance page of our Website.

Generally, the Nominating and Corporate Governance Committee will consider candidates recommended by stockholders who beneficially own at least 1% of our outstanding stock at the time of recommendation (Qualifying Stockholder). Qualifying Stockholders wishing to recommend candidates to the Nominating and Corporate Governance Committee may do so by submitting a completed Stockholder Recommendation of Candidate for Director Form (Recommendation Form), which is embedded in the Nominations Policy posted on our Website.

Qualifying Stockholders wishing to recommend a nominee for election as director at the next annual meeting of stockholders must submit their completed Recommendation Form at least 120 days in advance of the one-year anniversary of the date of the mailing of this proxy statement. The Nominating and Corporate Governance Committee will only evaluate a candidate if he or she has indicated a willingness to serve as a director and cooperate with the evaluation process, and if the required information about the candidate has been submitted. Candidates recommended by Qualifying Stockholders will generally be evaluated by the Nominating and Corporate Governance Committee pursuant to the same process used for evaluation of all other director candidates.

Code of Ethics

This year, we revised our *Standards of Ethics and Business Conduct*, which sets forth the policies composing our code of conduct. The policies in our *Standards of Ethics and Business Conduct* satisfy the SEC's requirements for a "code of ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions, as well as Nasdaq's requirements for a code of conduct applicable to all directors, officers, and employees. Among other principles, our *Standards of Ethics and Business Conduct* includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting, and procedures for promoting compliance with (and reporting violations of) such standards. A copy of our *Standards of Ethics and Business Conduct* is available on the Corporate Governance page of our Website. We are required to disclose any amendment to, or waiver of, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions. We intend to use our Website as a method of disseminating this disclosure, as permitted by applicable SEC rules.

Communication with Directors

We believe that it is important for our stockholders to be able to communicate their concerns to our Board. Stockholders may correspond with any director, committee, or the Board generally, by writing to the following address: ManTech International Corporation Board of Directors, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, Attention: Corporate Secretary. Please specify to whom your correspondence should be directed. Our Corporate Secretary has been instructed to promptly forward all correspondences to the relevant director, committee, or the full Board, as indicated in your correspondence.

Director Attendance at Annual Meeting of Stockholders

We invite all of our directors to attend our annual meeting of stockholders, and we strongly encourage all of them to do so. In furtherance of this policy, we have scheduled one of our regular Board meetings on the same day as the Annual Meeting. In 2012, all of our directors attended our annual meeting of stockholders.

Availability of Corporate Governance Documents

We have made available on the Corporate Governance page of our Website a number of important documents related to our governance practices, including:

- Certificate of Incorporation and Bylaws;
- Charters of all six of our standing Board Committees;
- Code of Ethics (Standards of Ethics and Business Conduct);
- Corporate Governance Guidelines;
- Nominations Policy
- Related Party Transactions Policy; and
- Stock Option Grant Policy.

We will also make these materials available in print format to any requesting stockholder. Copies of these documents may be requested by writing to the following address: ManTech International Corporation, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, Attention: Corporate Secretary.

BOARD OF DIRECTORS
AND COMMITTEES OF THE BOARD OF DIRECTORS

Our Board currently consists of nine members, each of whom was elected at the 2012 Annual Meeting of Stockholders for a term that expires at the Annual Meeting. Additional information about each of our directors can be found below under "Proposal 1 – Election of Directors." Set forth below are details regarding director attendance at board and committee meetings, the function and operation of each of the Board's standing committees, and the compensation of our non-employee directors.

Attendance at Board and Committee Meetings

Our full Board met seven times in 2012. During 2012, each of our incumbent directors attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board, and (ii) the total number of meetings held by all committees of the Board on which such director served. The number of meetings held in 2012 by each of the Board's standing committees is set forth in the information below.

Committees of the Board of Directors

The Board currently has six standing committees. The name and membership of each committee are set forth in the table below.

The Board may establish other committees from time to time. A more detailed discussion of each committee's composition, purpose, objectives, authority, and responsibilities can be found in its charter, which we make available on the Corporate Governance page of our Website.

Chairperson | Member | Financial Expert

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Retirement Plan Committee	Special Programs Oversight Committee	Executive Committee
Richard L. Armitage				Member	Member	Member
Mary K. Bush (Financial Expert)	Member			Member		
Barry G. Campbell (Financial Expert)	Chairperson	Member	Member	Member		
Walter R. Fatzinger, Jr. (Financial Expert)	Member	Chairperson		Chairperson		Member
David E. Jeremiah		Member			Member	
Richard J. Kerr	Member		Member		Chairperson	
Kenneth A. Minihan			Member		Member	
George J. Pedersen					Member	Chairperson
Stephen W. Porter			Chairperson			Member

Audit Committee

The primary functions of the Audit Committee are to oversee (i) the integrity of our financial statements, (ii) our accounting and financial reporting processes, and (iii) audits of our financial statements. Our Audit Committee operates under a written charter that it reviews and reassesses the adequacy of on an annual basis. The charter was most recently revised and amended in March 2010.

The Board annually reviews the suitability of our Audit Committee in light of the Nasdaq listing standards' requirements for audit committee composition and applicable SEC rules and regulations. The Board has determined that each member of our Audit Committee meets the independence and other requirements for audit committee members under applicable Nasdaq listing standards and SEC rules and regulations.

The Board has also determined that the Company has at least one audit committee financial expert serving on the Audit Committee. The Board has determined that each of Messrs. Campbell and Fatzinger, and Ms. Bush (i) qualifies as an "audit committee financial expert" under applicable SEC rules and regulations, and (ii) satisfies the financial sophistication requirements of the Nasdaq listing standards. All of our Audit Committee members have a working familiarity with basic finance and accounting practices.

During 2012, the Audit Committee held five meetings. The Audit Committee meets regularly in executive session, including with our independent registered public accounting firm, without management present. Mr. Campbell serves as Chairman of the Audit Committee.

Compensation Committee

The primary functions of the Compensation Committee are to (i) oversee the determination, implementation, and administration of the remuneration (including salary, incentive compensation payments, bonuses, equity compensation, and perquisites) of all non-employee directors and executive officers of the Company, (ii) review and approve or ratify all equity grants, and (iii) administer the Company's stock-based compensation plans. The Compensation Committee operates under a written charter that it reviews and reassesses the adequacy of on an annual basis. The charter was most recently revised and amended in March 2013.

The Board annually reviews the suitability of our Compensation Committee in light of the Nasdaq listing standards' requirements for compensation committee composition and applicable SEC rules and regulations. The Board has determined that each member of our Compensation Committee meets the independence and other requirements for compensation committee members under applicable Nasdaq listing standards and SEC rules and regulations. In making such determination with respect to each member, the Board considered whether the director has any affiliation with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company that would impair the director's judgment as a member of the Compensation Committee. All Compensation Committee members also qualify as "non-employee directors" under Section 16 of the Exchange Act and as "outside directors" under Section 162(m) of the Internal Revenue Code.

During 2012, the Compensation Committee held six meetings. At the direction of the Compensation Committee, certain members of management attend each meeting. The Compensation Committee also meets regularly in executive session without management present. Mr. Fatzinger serves as chairman of the Compensation Committee.

➢ Compensation Advisers

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of compensation consultants, legal counsel or other advisers, and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. The Compensation Committee conducts an independence assessment of any compensation adviser, to include considering the factors required by applicable Nasdaq listing standards and SEC rules and regulations.

For 2012, the Compensation Committee retained Ernst & Young LLP (E&Y) as the Compensation Committee's independent compensation consultant to assist with its executive compensation-related responsibilities. The services provided by E&Y in its capacity as the Compensation Committee's independent compensation consultant included supporting the design of our executive compensation program, providing market consensus data for each of our executive officers, and assisting the Compensation Committee in evaluating the compensation of our non-employee directors.

From time to time, with the consent of the Compensation Committee, the Company's management has retained personnel at E&Y to perform services that are not related to work performed as the Compensation Committee's independent compensation consultant (Additional Services), such as conducting financial due diligence in connection with certain merger and acquisition transactions. E&Y receives a fee for the Additional Services. During 2012, the Company's management engaged E&Y to perform due diligence support on acquisitions, as well as to provide acquisition valuation services. The Compensation Committee has approved the Company's future use of E&Y for these and other projects, including consulting and advisory services with respect to the Company's internal systems and, as directed by the chairman of the Compensation Committee, consulting and advisory services related to compensation of the Company's non-executive officers.

During 2012, the Company paid E&Y the following fees for its services:

- ➢ Compensation Consulting Services $ 50,736
- ➢ Additional Services $146,840

Based on its review of these relationships, and independence and other factors that the Compensation Committee determines to be relevant, as well as policies and procedures implemented by the Compensation Committee and E&Y, the Compensation Committee has concluded that the compensation consulting advice it receives from E&Y is objective, and that no conflicts of interest exist that would require disclosure by the Company under applicable SEC rules.

The Company's processes and procedures for the consideration and determination of director and executive compensation (including the roles of the Compensation Committee, management, and the Compensation Committee's independent compensation consultant) are discussed below in the sections "Setting Compensation of Non-Employee Directors" and "Compensation Discussion and Analysis," respectively.

Nominating and Corporate Governance Committee

The primary functions of the Nominating and Corporate Governance Committee are to (i) identify individuals qualified to become members of the Board, and recommend persons for the Board to select as nominees for election to the Board, and (ii) oversee the Company's corporate governance policies and procedures, including annual review of the Company's Corporate Governance Guidelines. All members of the Nominating and Corporate Governance Committee are independent directors, within the meaning of applicable Nasdaq listing standards and SEC rules and regulations. During 2012, the Nominating and Corporate Governance Committee held two meetings. Mr. Porter serves as chairman of the Nominating and Corporate Governance Committee.

Retirement Plan Committee

The primary function of the Retirement Plan Committee is to oversee the administration of the Company's tax-qualified and non-qualified retirement plans. In 2012, the Retirement Plan Committee held four meetings. Mr. Fatzinger serves as chairman of the Retirement Plan Committee.

Special Programs Oversight Committee

The primary function of the Special Programs Oversight Committee is to provide oversight of certain of the Company's business activities (particularly those designated as classified by the United States government). In 2012, the Special Programs Oversight Committee held three meetings. Mr. Kerr serves as chairman of the Special Programs Oversight Committee.

Executive Committee

The primary function of the Executive Committee is to assist the Board in fulfilling its oversight responsibilities. The Executive Committee is authorized to exercise the powers of the Board in managing the affairs of the Company during intervals between Board meetings, when Board action is necessary or desirable but convening a special Board meeting is not warranted or practical. In 2012, the Executive Committee did not hold any meetings. Mr. Pedersen serves as chairman of the Executive Committee.

Setting Compensation of Non-Employee Directors

Our Compensation Committee sets compensation for the Company's non-employee directors. The Compensation Committee generally reviews non-employee director compensation on an annual basis. In conducting this review, the Compensation Committee receives input on market trends for non-employee director compensation from its independent compensation consultant, including with respect to the Company's compensation peer group (as set forth in the "Compensation Discussion & Analysis" section of this proxy statement); however, the Committee does not target non-employee director compensation at any particular percentile or percentile range of the market data. A substantial portion of the non-employee directors' compensation is payable in the form of stock-based compensation, in order to align the interests of the directors with those of the Company's stockholders.

We do not compensate Mr. Pedersen for his service on the Board or any committee of the Board. In certain circumstances, members of the Board may receive reimbursement for certain expenses incurred in connection with attending Board or committee meetings. For the current Board term (which began in May 2012), the Compensation Committee decided not to make any changes to non-employee director compensation levels (both with respect to cash and equity) from those levels approved for the prior Board term. The compensation paid in 2012 to the non-employee directors for their services is reflected in the table that follows.

NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

The tables and footnotes below reflect the compensation and other fees paid in 2012 to our non-employee directors for their services.

Name (a)	Fees Paid in Cash[1] ($) (b)	Stock Awards[2] ($) (c)	All Other Compensation[3] ($) (d)	Total ($) (e)
Richard L. Armitage	80,500	71,940	2,520	154,960
Mary K. Bush	79,500	71,940	2,520	153,960
Barry G. Campbell	122,500	71,940	2,520	196,960
Walter R. Fatzinger, Jr.	113,500	71,940	2,520	187,960
David E. Jeremiah	73,000	71,940	2,520	147,460
Richard J. Kerr	92,000	71,940	2,520	166,460
Kenneth A. Minihan	73,000	71,940	2,520	147,460
Stephen W. Porter	85,500	71,940	2,520	159,960

1 The following table presents the compensation we currently pay to our non-employee directors for their service on our Board and our various standing committees of the Board:

	Annual Retainer (Director/Member)	Additional Annual Retainer (Chairperson)	Meeting Fee
Board of Directors	$50,000	N/A	$1,500 for each meeting that is attended
Audit Committee	$12,500	$20,000	$1,500 for each meeting in excess of 4 per Board term
Compensation Committee	$ 7,500	$10,000	$1,500 for each meeting in excess of 4 per Board term
Nominating and Corporate Governance Committee	$ 7,500	$ 7,500	$1,500 for each meeting in excess of 4 per Board term
Retirement Plan Committee	$ 5,000	$ 5,000	$1,500 for each meeting in excess of 4 per Board term
Special Programs Oversight Committee	$ 5,000	$ 5,000	$1,500 for each meeting in excess of 4 per Board term
Executive Committee	$10,000	N/A	$1,500 for each meeting in excess of 4 per Board term
Presiding Independent Director	$ 5,000	N/A	N/A

2 The amounts in this column reflect the aggregate fair market value of the restricted stock award granted on May 10, 2012, as computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*. In 2012, each non-employee director received a restricted stock grant of 3,000 shares of common stock, with a grant price of $23.98 per share (closing price of our common stock on the Nasdaq stock market on the date of grant, May 10, 2012). Each non-employee director had unvested restricted stock awards in the amount of 3,000 shares outstanding as of December 31, 2012. The non-employee directors were not granted any option awards during 2012. The non-employee directors had option awards outstanding as of December 31, 2012 as follows: Mr. Armitage (15,000), Ms. Bush (15,000), Mr. Campbell (15,000), Mr. Fatzinger (30,000), Mr. Jeremiah (25,000), Mr. Kerr (30,000), Mr. Minihan (15,000), and Mr. Porter (30,000).

3 The amounts in this column reflect cash dividends credited on unvested shares of restricted stock.

PROPOSAL 1
ELECTION OF DIRECTORS

General Information

The Board has nominated each of the Company's current directors to serve as a director until the 2014 Annual Meeting of Stockholders, or until their respective successors have been duly elected and qualified. Each nominee is a current member of the Board, has agreed to stand for election and serve if elected, and has consented to be named in this proxy statement.

Substitute Nominees

If any nominee should become unavailable for election or is unable to be a candidate when the election takes place (or otherwise declines to serve), the persons named as proxies may use the discretionary authority provided to them in the proxy to vote for a substitute nominee designated by the Board. At this time, we do not anticipate that any nominee will be unable to be a candidate for election or will otherwise decline to serve.

Vacancies

Under our Amended and Restated Bylaws, the Board has the authority to fill any vacancies that arise, including vacancies created by an increase in the number of directors, or vacancies created by the resignation of a director. Any nominee so elected and appointed by the Board would hold office for the remainder of the term of office of all directors, which term expires annually at our annual meeting of stockholders, or until his successor is duly elected and qualified.

Information Regarding the Nominees for Election as Directors

The name and age (as of the Mailing Date) of each nominee for election as director, as well as certain additional information concerning each nominee's principal occupation, other affiliations, and business experience during the last five years, are set forth below.

The Board has concluded that each of the incumbent directors should be nominated for re-election based on the specific experience, qualifications, attributes, and skills identified in the biographical information below, in light of the Company's business and structure.

Name	Age	Director Since
George J. Pedersen	**77**	**1968**

Mr. Pedersen is a co-founder, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Pedersen has served as a director of ManTech since 1968, was appointed Chairman of the Board of Directors in 1979, and was named Chief Executive Officer in 1995. Mr. Pedersen was also President of the Company from 1995 until 2004. Mr. Pedersen has previously served on the board of directors of GSE Systems, Inc. (NYSE Amex: GVP), which provides simulation and training solutions for the electric power, oil and gas, and chemical process industries. Mr. Pedersen is also on the board of directors of industry associations, including the National Defense Industrial Association (NDIA).

Mr. Pedersen's unparalleled knowledge of the Company and its operations, and his experience in providing innovative technologies and solutions for mission-critical national security programs to U.S. government customers for almost half a century, uniquely positions him to serve as the Company's Chairman of the Board of Directors and Chief Executive Officer. In addition to his operational experience, Mr. Pedersen has an in-depth knowledge and understanding of the U.S. government's mission requirements and related funding priorities.

Richard L. Armitage	**67**	**2005**

Mr. Armitage has served as a director of ManTech since 2005. From 1995 to 2001, Mr. Armitage served on our Advisory Board. Since 2005, Mr. Armitage has served as President of Armitage International, L.C., which provides multinational clients with critical support in the areas of international business development, strategic planning, and problem-solving. From 2001 through 2005, he served as the Deputy Secretary of State, and prior to that assignment, he was President of Armitage Associates, L.C., a world-wide business and public policy firm. Beginning in the late 1980's, Mr. Armitage held a variety of high-ranking diplomatic positions, including as Presidential Special Negotiator for the Philippines Military Bases Agreement; as Special Mediator for Water in the Middle East; as a Special Emissary to Jordan's King Hussein during the 1991 Gulf War; and as an Ambassador, directing U.S. assistance to the new independent states of the former Soviet Union. Mr. Armitage is also a former Assistant Secretary of Defense for International Security Affairs, and a former Assistant Secretary of Defense for East Asia and Pacific Affairs. Mr. Armitage has received numerous U.S. military decorations, has been awarded the Department of Defense Medal for Distinguished Public Service four times, and has received the Presidential Citizens Medal and the Department of State Distinguished Honor Award. In 2005, he was awarded a KBE and became a Knight Commander of the Order of St. Michael and St. George. Mr. Armitage was also appointed as an honorary companion to the Order of Australia (Australian Knighthood) and an honorary companion of the New Zealand Order of Merit. Mr. Armitage currently serves on the boards of directors of Transcu, Ltd., and ConocoPhillips (NYSE: COP), which is one of the largest integrated energy companies in the United States.

Mr. Armitage brings to the Board significant leadership experience and industry expertise. Mr. Armitage has worked in the highest levels of the U.S. government, providing him with critical insight into the needs and operations of U.S. government intelligence, military, and civilian agencies, and other matters relating to foreign affairs. His many years of combined service on our Board and our Advisory Board, as well as his service on the boards of directors of other public and private companies, give him a significant understanding of the role of the Board and knowledge of the Company and its operations.

Name	Age	Director Since
Mary K. Bush	**64**	**2006**

Ms. Bush has served as a director of ManTech since 2006. In 1991, Ms. Bush founded Bush International, a global consulting firm which advises U.S. companies and foreign governments on international financial markets and banking, and global business strategy. Ms. Bush also serves as a senior managing director of Brock Capital Group, a corporate advisory and consulting firm. In 2007, she was appointed by the Secretary of the Treasury to the U.S. Treasury Advisory Committee on the Auditing Profession. From 1989 to 1991, Ms. Bush served as Managing Director and Head of the Federal Housing Finance Board, the oversight body for the nation's 12 Federal Home Loan Banks. Prior to 1989, Ms. Bush was the Vice President and Head of International Finance at the Federal National Mortgage Associate (Fannie Mae). From 1982 to 1984, Ms. Bush served as U.S. Alternate Executive Director of the International Monetary Fund (IMF), a position appointed by the President of the United States and confirmed by the Senate. In that capacity, she worked with the U.S. Treasury Department to formulate policy on IMF lending and global economic matters. Ms. Bush serves on the board of directors of Discover Financial Services (NYSE: DFS), Marriott International, Inc. (NYSE: MAR), and the T. Rowe Price Group. Ms. Bush also previously served on the boards of directors of United Airlines (NYSE: UAL), Brady Corporation (NYSE: BRC), Briggs & Stratton Corporation (NYSE: BGG), MGIC Investment Corporation (NYSE: MTG), and the Pioneer Family of Mutual Funds.

As an experienced financial and operational leader of numerous high profile institutions in a variety of industries, Ms. Bush brings a broad understanding of the operations and business and economic challenges of public companies. Ms. Bush has chaired or served on all significant standing committees of public company boards during her career. Ms. Bush has deep knowledge of financial, investment, and governance matters, and received her MBA in finance from the University of Chicago. Her background and experience, including her experience with public policy matters and providing strategic advisory services in political and international arenas, coupled with her service and leadership in government, affords Ms. Bush with a valuable perspective for service on our Board.

Barry G. Campbell	**71**	**2002**

Mr. Campbell has served as a director of ManTech since 2002. From 1999 to 2001, Mr. Campbell served as a director, President and Chief Executive Officer of Allied Aerospace Industries, Inc., a Virginia-based aerospace and defense engineering firm. From 1993 to 1997, Mr. Campbell served as President and Chief Executive Officer of Vitro Corporation, the largest subsidiary of Tracor, Inc. In 1997 he served as Chairman and Chief Executive Officer of Tracor's subsidiary, Tracor Systems Technologies, Inc. until the sale of Tracor, Inc. to GEC Marconi, plc in 1998.

As a former senior executive of public companies and companies in our industry, Mr. Campbell brings management experience, leadership capabilities, financial knowledge, and business acumen to our Board. Mr. Campbell has a deep understanding of the Company and its operations, having served on our Board for over a decade and chaired our Audit Committee since 2004. Mr. Campbell's knowledge of our Company, and his financial and operational experience leading comparable companies in our industry through challenges and opportunities that we regularly face, make him a valued and important contributor to our Board.

Name	Age	Director Since
Walter R. Fatzinger, Jr.	**70**	**2002**

Mr. Fatzinger has served as a director of ManTech since 2002. Mr. Fatzinger served as Executive Vice President of Chevy Chase Bank, F.S.B., the parent of ASB Capital Management, Inc., from 1999 to 2002. Mr. Fatzinger currently serves as a director of both Chevy Chase Trust Company and ASB Capital Management, where he is Chairman of the Audit Committee and the Real Estate Investment Activities Committee, and is Chairman Emeritus of the University of Maryland Foundation. Mr. Fatzinger also previously served on the board of directors of Optelecom, Inc., which was a Nasdaq listed company prior to its sale in 2011.

As a former leader of high-profile companies in the financial industry, Mr. Fatzinger brings to the Board a broad range of capabilities relating to the management, operation, and financial performance of companies. He has led and overseen institutions throughout the many stages of a company's lifecycle. Mr. Fatzinger also has a deep understanding of the Company and its operations, having served on our Board for more than ten years and chaired our Compensation Committee since 2004. This knowledge and his financial and operational experience make him a valued and important contributor to our Board.

David E. Jeremiah	**79**	**2004**

Admiral Jeremiah (Retired) has served as a director of ManTech since 2004. From 1994 to 2004, Admiral Jeremiah served on our Advisory Board. Admiral Jeremiah served as President, CEO and later Chairman of Technology Strategies & Alliances Corporation, a strategic advisory and investment banking firm engaged primarily in the aerospace, defense, telecommunications, and electronics industries. Admiral Jeremiah serves on the board of directors for a number of private and not for profit boards. He was also a member of many national security commissions, panels, and boards. During his military career, Admiral Jeremiah earned a reputation as an authority on strategic planning, financial management, and the policy implications of advanced technology. From 1990 to 1994, Admiral Jeremiah served as Vice Chairman of the Joint Chiefs of Staff for Generals Powell and Shalikashvili. Admiral Jeremiah currently serves as a member of the board of trustees of In-Q-Tel. He has previously served on the boards of directors of G4S Government Solutions, Alliant Techsystems (NYSE: ATK), MITRE Corporation, and Todd Pacific Shipyards, which was a NYSE listed company prior to its sale in 2011.

Admiral Jeremiah brings to the Board broad and deep leadership experience and industry knowledge. Admiral Jeremiah has worked in the highest levels of the U.S. government, providing him with critical insight into the needs and operations of various U.S. government intelligence and military agencies. He has also worked extensively in the private sector within the Company's industry. His many years of combined service on our Board and our Advisory Board, as well as his service on the board of directors of numerous other private and public companies, gives him a significant understanding of the role of the Board, and knowledge of the Company and its operations.

Name	Age	Director Since
Richard J. Kerr	**77**	**2002**

Mr. Kerr has served as a director of ManTech since 2002. From 1994 to 2002, Mr. Kerr served as Chairman of our Advisory Board. From 1996 to 2001, Mr. Kerr served as President of the Security Affairs Support Association, an organization comprising government and industry members that is focused on national security policy. Prior to that, Mr. Kerr worked at the Central Intelligence Agency for 32 years, including as Deputy Director for Central Intelligence. Mr. Kerr headed a small team that assessed intelligence produced prior to the Iraq war, at the request of the Secretary of Defense and Director of Central Intelligence. He currently serves on a commission responsible for monitoring compliance with the Belfast Treaty (Good Friday Agreement). Mr. Kerr currently serves on the board of directors of BAE Systems, Inc., a subsidiary of BAE Systems plc. He also previously served on the boards of directors of MITRE Corporation and LexisNexis.

Mr. Kerr brings to the Board significant leadership experience and industry knowledge, particularly within the Intelligence Community. His continued involvement in the formation of the nation's security policies has ensured his continued expertise in this area. His many years of combined service on our Board and our Advisory Board, as well as his service on the board of directors of other high-profile companies in our industry, gives him a significant understanding of the role of the Board, and knowledge of the Company, its operations, and the markets it serves. His familiarity with and knowledge of issues relating to the operation of certain Company business activities involving programs designated as classified by the U.S. government gives him the background to chair our Special Programs Oversight Committee.

Kenneth A. Minihan	**69**	**2006**

Lieutenant General Minihan (Retired) has served as a director of ManTech since 2006. Since 2002, Lieutenant General Minihan has served as Managing Director of the Homeland Security Fund for Paladin Capital Group. From 1999-2002, Lieutenant General Minihan served as President of the Security Affairs Support Association. Lieutenant General Minihan served for over thirty years in the Air Force, serving from 1996 to 1999 as the 14th Director of the National Security Agency/Central Security Service. From 1995 to 1996 he was a Director of the Defense Intelligence Agency. Among Lieutenant General Minihan's awards and decorations are the National Security Medal, the Defense Distinguished Service Medal, the Bronze Star, the National Intelligence Distinguished Service Medal, and the Legion of Merit. Lieutenant General Minihan is a founder of the Intelligence and National Security Alliance in Washington, D.C., and serves on the boards of directors of KEYW Corporation (NASDAQ: KEYW), BAE Systems, Inc., a subsidiary of BAE Systems plc, CGI Federal, a subsidiary of CGI Group Inc., LGS Innovations, and Lexis Nexis Special Services Inc. He also is a former member of the board of directors of Verint Systems, Inc. (NASDAQ: VRNT) and MTC Technologies, Inc., which was a Nasdaq listed company prior to its sale.

Lieutenant General Minihan brings to the Board an impressive mix of military, government, business, and investment experience in the Company's industry. His position as Managing Director of the Homeland Security Fund for Paladin Capital Group also gives Lieutenant General Minihan keen insight into merger and acquisition activity within our industry. Lieutenant General Minihan's industry knowledge is supplemented by his experience serving on numerous other public and private company boards in the defense and government IT services industry, and as a result he has deep understanding of the role of the Board and the Company, as well as the Company's addressable markets.

Name	Age	Director Since
Stephen W. Porter	**74**	**1991**

Mr. Porter has served as a director of ManTech since 1991. Mr. Porter is a managing director at Four Points Development, a real estate investment company. Mr. Porter is a retired partner of the law firm of Arnold & Porter, where he practiced law with a focus on real estate, tax, and corporate law. Mr. Porter became a certified public accountant in 1961. Mr. Porter currently serves on the executive committee of the District of Columbia Chamber of Commerce. From 1992 to 1994, he served as a member of the Advisory Board of the Center for Strategic and International Studies, a non-partisan public policy institute. In 2007, President Bush appointed Mr. Porter as a Trustee of the National Council on the Arts.

Mr. Porter is the Company's longest standing non-employee director, having served on the Board for more than two decades. Mr. Porter brings to the Board historical knowledge about the Company and its operations. In his role on the Board, he has helped guide the Company through its most transformative stages of growth, including the Company's initial public offering and its acquisitive activity. Mr. Porter also provides the Board with the benefit of significant legal experience and knowledge regarding a public company's corporate governance activities, and in this regard adds important diversity of experience to the Board.

Recommendation of the Board of Directors

The Board recommends that you vote "FOR" the election of each of the director nominees listed above. All proxies executed and returned will be voted "FOR" all of the director nominees unless the proxy specifies otherwise.

EXECUTIVE OFFICERS

We have set forth below the names and ages (as of the Mailing Date) of our current executive officers (other than our Chairman of the Board and Chief Executive Officer, George Pedersen), and their respective positions with us. Biographical information for each of our executive officers is also presented below. The biographical and other required information for Mr. Pedersen is presented in the "Information Regarding the Nominees for Election as Directors" section of this proxy statement.

Our executive officers serve at the discretion of the Board of Directors.

Name	Age	Position
Kevin M. Phillips	**51**	**Executive Vice President & Chief Financial Officer**

Mr. Phillips is our Executive Vice President and Chief Financial Officer. Prior to being named Chief Financial Officer in 2005, Mr. Phillips served as Corporate Vice President and Chief of Staff for ManTech, in which capacity he played an active role in the integration of acquisitions and other strategic business issues. Mr. Phillips joined ManTech in February 2003. He was formerly the Chief Financial Officer of CTX Corporation, a provider of information technology and software strategies and solutions to the national intelligence community. Mr. Phillips spent seven years as part of CTX Corporation's executive management team. Prior to that, he held various roles including controllerships at IT service providers to the government.

Louis M. Addeo	**61**	**Executive Vice President for Corporate Development & Strategic Acquisitions**

Mr. Addeo was promoted to Executive Vice President for Corporate Development and Strategic Acquisitions in February 2013. In this role, he has responsibility for expanding the Company's business portfolio beyond markets currently served. Prior to his promotion, Mr. Addeo had served as president and chief operating officer of our Technical Services Group, the Company's largest business group. Mr. Addeo joined ManTech in March 2009. Prior to joining ManTech, from 2007 until January 2009, Mr. Addeo served as Chief Operating Officer of Serco, North America, a subsidiary of Serco Group, a 40,000 person organization operating in 30 countries. Mr. Addeo also previously served in a variety of capacities during his almost 30-year tenure with AT&T, retiring in 2006 after serving as President of AT&T Government Solutions.

Judith L. Bjornaas	**50**	**Senior Vice President & Deputy CFO**

Ms. Bjornaas joined ManTech in December 2010 as the Company's Senior Vice President of Financial Planning and Analysis and Deputy Chief Financial Officer. Ms. Bjornaas assumed the duties and responsibilities of the Company's principal accounting officer in August 2012. Prior to joining ManTech, she was the chief financial officer of NCI, Inc. (NASDAQ: NCIT), an approximately $500 million organization that provides information technology and professional services and solutions to federal government agencies, since that company's initial public offering in 2005. During her time at NCI, Ms. Bjornaas was responsible for all of the accounting and financial operations of the company, including pricing, cash management, budgeting and forecasting.

Name	Age	Position
L. William Varner	**61**	**Group President - MCIS**

Mr. Varner serves as president and chief operating officer of the Company's Mission, Cyber & Intelligence Solutions Group (MCIS). He was named president of MCIS in September 2009. From 2004 until September 2009, Mr. Varner was a vice president, corporate officer, and executive director of the Intelligence Operations operating unit of Northrop Grumman/TASC, a $400 million organization that specialized in highly technical engineering and operations support to the Intelligence Community. Mr. Varner joined TASC in 1978 and held positions of increasing responsibility in project, program, and line management before becoming a senior executive.

Daniel J. Keefe	**59**	**Group President - TSG**

Brigadier General Keefe (Retired) was named president and chief operating officer of the Company's Technical Services Group (TSG) in February 2013. Brigadier General Keefe previously served as the Executive Vice President and Group General Manager for TSG. Prior to joining ManTech in March 2011, he was a senior vice president and general manager in the MPRI division of L-3 Communications, an organization of approximately 5,000 employees that provided education, training, development, and staffing solutions for government customers. In his tenure at L-3, Brigadier General Keefe also served as Vice President of Operations for the L-3 Communications Linguist and Technical Services Division, which provided linguist and translation support to deployed U.S. forces and government agencies. Brigadier General Keefe retired from the U.S. Army in 2006 following a 30 year career.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis that follows this report. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into ManTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Compensation Committee Members

Walter R. Fatzinger, Jr., *Chairman*
Barry G. Campbell
Adm. David E. Jeremiah, USN Ret.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis contains statements regarding individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program. These targets and goals are not statements of our expectations or estimates of results or other guidance. Investors should not apply the targets and goals to any other context.

This section describes the compensation for our Chief Executive Officer and Chief Financial Officer in 2012, as well as each of our three most highly compensated executive officers employed at the end of 2012, all of whom we refer to as our named executive officers. Our named executive officers for 2012 are: George J. Pedersen, Chairman of the Board and Chief Executive Officer; Kevin M. Phillips, Executive Vice President and Chief Financial Officer; and Louis M. Addeo, L. William Varner, III, and Terrence M. Ryan, our three business group presidents as of December 31, 2012, each of whom also served as the chief operating officer for his respective group. In January 2013, Mr. Ryan resigned from his position with the Company, and in February 2013 Mr. Addeo was promoted to Executive Vice President of Corporate Development and Strategic Acquisitions.

Executive Summary

Our executive compensation program is based upon a strong foundation of seeking to provide compensation that is based on performance, as exemplified by our compensation philosophy (as described below). We continually evaluate the individual elements of our executive compensation program in light of market conditions and governance requirements, and we make changes where appropriate for our business. Our core compensation program elements have remained substantially unchanged over the last several years, as we believe our executive compensation structure has continued to properly incentivize our executive officers' contribution to the Company's solid financial performance. Specifically, we believe that the design of the non-discretionary component of our annual incentive compensation program ties the interests of our executives to the Company's financial results by providing significant incentive payments only under circumstances that may be objectively shown to evidence truly exemplary and outstanding performance. For 2012, as in prior years, we used performance measures for the non-discretionary component that relate to overall Company performance for our CEO and CFO, and a combination of overall Company performance and applicable business group performance for our business group presidents. The discretionary component of our annual incentive compensation program provides us with flexibility to consider qualitative factors so that, where appropriate, we can capture and reward the individual performance and contributions of our named executive officers to the Company's business and operations that the non-discretionary component does not capture.

In 2012, the Company's named executive officers directly contributed to the achievement of solid financial results in a difficult environment. As federal spending has come under pressure from continued budget deficits and mounting levels of debt, the operations and financial results of government contractors are being impacted by customer uncertainty about funding levels and the adoption of policies adverse to our industry. We expect our federal government customers will continue to make decisions that put pressure on the financial performance of companies in our sector; however, due in significant part to the efforts of our named executive officers during 2012, we believe that the Company is well situated for strong performance. Our 2012 financial results are illustrated by revenue of $2.58 billion, record bookings of $4.8 billion, and cash flow from operations of $126 million. For a more detailed description of our fiscal year 2012 financial results, see our consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2012 Annual Report on Form 10-K.

In addition, our named executive officers led the Company through a number of important efforts to strengthen the Company's overall long-term prospects and position the Company to deliver significant value to its stockholders in a difficult market for government services providers. Consistent with our long-term strategy, their actions focused on enhancing our existing customer relationships, aggressively pursuing new opportunities in our core business, and building a presence in new markets. The most significant efforts led by our named executive officers included:

- ➢ Completion of strategic acquisitions that provide the Company with access to new opportunities in the cyber and healthcare markets;
- ➢ Receipt of significant contract awards supporting long-term priority programs for key customers and contract awards providing the Company with expansion opportunities in new markets, resulting in record backlog of $6.5 billion as of December 31, 2012;
- ➢ Augmenting the Company's pipeline with near term opportunities, including in adjacent and high-growth markets, resulting in a qualified pipeline of $28.8 billion at year end;
- ➢ Achievement of a 90% contract recompete win rate;
- ➢ Increasing the percentage of our revenue obtained from prime contracts; and
- ➢ Maintenance of a robust and flexible balance sheet that can support the Company's strategic investment objectives while also returning value to shareholders via our regular dividend program.

During 2012 our named executive officers also planned and oversaw a reorganization of the Company's business groups that was designed to better align our customers and capabilities and sharpen our focus on growing markets. In connection with the reorganization, we created an Emerging Markets Group (EMG), led by Mr. Ryan, to identify new markets and build new business. The Company's Systems Engineering and Advanced Technology Group, which had been led by Mr. Ryan prior to the reorganization, was dissolved and that group's existing work was reallocated among EMG, the Technical Services Group (TSG), led by Mr. Addeo, and the Mission Cyber and Intelligence Solutions Group (MCIS), led by Mr. Varner. The reorganization also resulted in some reallocation of existing work between TSG and MCIS.

Objectives of Our Executive Compensation Program

Our executive compensation program is designed to support our key business objectives of creating value for, and promoting the interests of, our stockholders. In order to align the interests of our executives with those of our stockholders, we believe that our executive compensation program must provide our executive officers with competitive compensation opportunities that are based upon their contributions to the financial and operational success of the Company, as well as their personal performances.

Specifically, per our compensation philosophy, we believe that our executive compensation program should:

- Be tied in substantial part to financial performance, so that our executives are held accountable through their compensation for the performance of the Company and (if applicable) the business groups for which they are responsible;
- Appropriately balance short- and long-term incentives, with short-term incentive compensation target amounts based on role or level of contribution and a meaningful portion of the total target compensation amounts for the senior executive team focused on long-term performance;
- Align the interests of management with shareholders through stock-based compensation (primarily grants of stock options);
- Consider qualitative factors beyond the quantitative financial metrics that serve as the basis for the non-discretionary portion of our annual incentive compensation program in the determination of whether discretionary bonus payments to individual executives are appropriate; and
- Reflect the competitive marketplace, so we are able to attract, retain, and motivate talented executives.

Executive Compensation Setting Process

The Compensation Committee is responsible for setting the compensation of our executive officers. In making executive compensation decisions, the Compensation Committee consults with our CEO and other members of our management team, and relies upon the assistance of E&Y, which serves as the Compensation Committee's independent compensation consultant. For additional information about E&Y, see the "Compensation Committee" section of this proxy statement.

The Compensation Committee believes that the input of management is an important part of the executive compensation setting process. As a result, the Compensation Committee requested that management provide initial recommendations with respect to the 2012 compensation packages for each named executive officer. These recommendations included types and amounts of compensation for each executive, as well as appropriate goals for each of the 2012 performance metrics, which were determined by the Compensation Committee. In setting each executive's compensation opportunities for 2012, the Compensation Committee considered management's recommendation in light of, and in addition to, other factors, including the executive's individual experience, role and responsibilities, performance, and prior compensation levels, as well as retention and other specific management needs of the Company.

In evaluating the reasonableness of its compensation decisions and the Company's compensation programs generally, the Compensation Committee takes into account the compensation practices of, and the competitive market for executives at, companies with which we compete. To this end, the Compensation Committee asked E&Y to perform an analysis of the Company's executive compensation program, including a review of the overall competitiveness of proposed compensation levels to prevailing market standards for executive officers. The market information included in this analysis was based on published compensation surveys for similarly-sized companies within the business software and services industry (as sorted and refined by E&Y on a position-by-position basis), as well as proxy analysis of the Company's compensation peer group, and was used to generate "market consensus" figures for each of our executive officer's total cash compensation (base salary and annual incentive) and, where available, total direct compensation (total cash compensation plus long-term incentives). Market consensus figures were presented at both the 50th and 75th percentiles of the market data to provide general information on a market competitive range of compensation for each position.

E&Y does not identify to us the individual companies that compose the published survey data for each executive's position. The Compensation Committee, in consultation with E&Y and management, determined the compensation peer group used to produce the proxy analysis. The primary basis for selecting the peer group was to identify public companies with which we compete directly for executive talent, customers, market share, capital, and shareholders. For 2012, our compensation peer group was substantially the same as for 2011, except for the addition of Booz Allen Hamilton Holding Corporation. The 2012 compensation peer group comprised the following 11 companies:

- Booz Allen Hamilton Holding Corporation
- CACI International, Inc.
- Computer Sciences Corporation
- Harris Corporation
- ICF International
- L-3 Communications
- MAXIMUS, Inc.
- NCI, Inc.
- SAIC, Inc.
- SRA International
- Unisys Corp

The Compensation Committee did not consider the market consensus figures for the purposes of benchmarking or otherwise targeting any component of executive compensation or total executive compensation at a particular percentile of market; rather the Compensation Committee only used market consensus figures as a reference point in its determination of the types and amount of compensation for the executive officers, in light of its own evaluation of the circumstances with respect to each executive officer. Factors that may cause an individual executive's compensation to fall outside of the market consensus figures presented to the Compensation Committee include competitive factors, the Company's financial and operating performance, the individual executive's position or performance, the Company's general view on the appropriate proportion of cash-based compensation for its executives, and other factors that may inform the Committee's determination of the best way to align our executive officers' interests with those of our stockholders.

2012 Named Executive Officer Compensation

Our compensation program utilizes three principal types of compensation: base salary, annual cash incentive payments, and long term incentive compensation. While we do pay some compensation through employee benefits and perquisites, these forms of compensation generally do not represent a significant portion of the total compensation we pay our executives.

Base Salary

We pay our named executive officers base salaries that reflect the requirements of the marketplace. We also take into account the individual executive's experience, base salary in the prior year, personal performance, internal pay equity considerations, and (if applicable) size and other factors related to the business group for which the executive is responsible. The consideration given to each of these factors differs from individual to individual, as deemed appropriate.

Each of our named executive officers received a salary increase, based on the factors listed above, in April 2012 as part of our regular salary setting process. The final 2012 base salaries for our named executive officers are shown in the following chart.

Executive	2012 Base Salary
Mr. Pedersen	$2,000,000
Mr. Phillips	$750,000
Mr. Addeo	$800,000
Mr. Varner	$700,000
Mr. Ryan	$700,000

Annual Incentive Compensation Program

Our named executive officers have the potential to earn annual cash incentive payments through our annual incentive compensation program. Our annual incentive compensation program has both non-discretionary and discretionary components. The non-discretionary component of each executive's annual incentive compensation opportunity was established pursuant to, and governed by, the Company's 2012 Executive Incentive Compensation Plan. On an annual basis, the Committee also considers for each executive whether a discretionary bonus payment is appropriate.

We make our incentive payments annually, when earned, and after our financial results for the year have been finally determined, or, for the discretionary component of our incentive program, when the Compensation Committee otherwise determines a payment is appropriate. We have chosen to make annual incentive compensation payments in the form of cash rather than stock, as the stock compensation component of our compensation program is designed to provide a longer-term incentive for our named executive officers.

➢ Non-Discretionary Incentive Compensation Payments

The material elements of the non-discretionary component of our annual incentive program are as follows:

- ➢ A uniform and systematic process that uses objective and specific measures to determine the amount of incentive compensation to be paid;
- ➢ Company and business group performance goals that support the operating objectives for the Company as a whole;
- ➢ Compensation Committee discretion to reduce the amount of the non-discretionary portion of a named executive officer's annual cash incentive payment that would otherwise be payable upon the executive's achievement of the pre-established goals.

➢ *Structure of 2012 Non-Discretionary Incentive Opportunities*

For 2012, we used the following performance measures at both the Company-level and business group-level for the non-discretionary component of our annual incentive program.

Revenue — Revenue is the principal means by which we measure our overall growth, which is an important factor at this point in the life of the Company. Because of profit margin limitations that apply to government contracts, increasing our revenue is the principal method by which we can increase our profits.

EBIT — Earnings before interest and taxes (EBIT) is the principal method by which we measure our profitability and monitor our ability to achieve returns for our stockholders.

Bookings — Bookings refers to the total value of all contracts, including renewals and customer purchases in excess of prior contracted commitments, awarded during the year. Generally, for Indefinite Delivery/Indefinite Quantity contracts, we only include in our bookings executed task orders and an estimate of revenues for solutions that we believe we will be asked to provide in the future under the terms of those contracts for which we have an established pattern of revenues. Awards of new contracts and the renewal of existing contracts are an important measure of our market positioning and future prospects.

For 2012, the non-discretionary annual incentives for each of Mr. Pedersen (our Chairman and CEO) and Mr. Phillips (our Executive Vice President and CFO) were based solely on Company-level performance measures. By using only Company-level performance measures, the incentives for these executives were balanced for all aspects of the Company's business, and were intended to encourage them to attend to the entire business of the Company and make decisions for the benefit of the entire Company. The percentage achievement of each of the Company-level performance goals is multiplied by a weighting factor, and the resulting products are added to determine an overall Company-level performance score. For 2012, we increased the weighting factor for the bookings performance measure in order to focus our named executive officers on pursuing new business in support of the Company's long-term strategy. The Company-level performance measures, associated weighting factors, and goals for 2012 are shown in the table below.

Company-Level Performance Measures

Performance Measure	*Weighting*	*Goal (dollars in thousands)*
Revenue	33%	$3,300,000
EBIT	33%	$235,000
Bookings	33%	$6,200,000

The non-discretionary annual incentives for Messrs. Addeo, Varner, and Ryan were based on a combination of the Company-level performance goals described above and performance goals for the business group for which each executive was responsible. By using both Company-level and business group-level measures, the incentives were intended to encourage these executives to make decisions that benefit both their business groups and the Company as a whole. The overall performance score for the Company-level goals and the overall performance score for the business group-level goals are each multiplied by a weighting factor, and then added together to determine a composite performance score. For 2012, the overall Company-level and business group level performance scores were equally weighted. The business group-level goals and weighting factors for these executives were established prior to the business group reorganization described in the "Executive Summary" above, and were not subsequently adjusted. Certain business group-level performance measures, associated weighting factors, and goals are shown in the table below.

Business Group-Level Performance Measures

Performance Measure	*Weighting*	*Mr. Addeo*	*Mr. Varner*	*Mr. Ryan*
		Goal (dollars in thousands)		
Revenue	33%	$2,000,000	$ 757,000	$572,000
EBIT[1]	33%			
Bookings	33%	$4,500,000	$1,022,000	$711,000

[1] EBIT goals for the business groups were set in proportion to the Company-level goal for that measure, taking into account the size, customers, contract types, and other attributes of the relevant business group. EBIT goals were designed to be challenging to meet at targeted performance, with the maximum score attainable only under circumstances indicating extraordinary performance.

The performance score for each of our named executive officers is converted by fixed formula to an annual incentive award amount. For 2012, the non-discretionary incentive award opportunity for each of our named executive officers at threshold, target, and maximum performance levels is set forth in the following table.

Non-Discretionary Incentive Award Opportunities

Executive	*Threshold Performance Score (87% - 91%)*	*Target Performance Score (100%)*	*Maximum Performance Score (109% - 113%)*
Mr. Pedersen	$1,300,000	$2,600,000	$4,550,000
Mr. Phillips	$ 360,000	$ 713,000	$1,250,000
Mr. Addeo	$ 380,000	$ 760,000	$1,330,000
Mr. Varner	$ 300,000	$ 595,000	$1,050,000
Mr. Ryan	$ 300,000	$ 595,000	$1,050,000

➢ ***2012 Non-Discretionary Incentive Compensation Results***

Calculation of the Company-level performance score for 2012 is shown in the table below.

Company-Level Performance Score

Performance Measure	*Weighting*	*% Achievement*	*Score*
Revenue	33%	78%	26%
EBIT	33%	73%	24%
Bookings	33%	77%	26%
Company-Level Performance Score			**76%**

The non-discretionary annual incentive payment opportunities for Messrs. Pedersen and Phillips were based solely on the Company-level performance score. Neither Mr. Pedersen nor Mr. Phillips received a non-discretionary annual incentive payment for 2012 because the Company-level performance score did not meet or exceed the threshold score.

The business group-level performance score for each of our business group presidents was calculated using performance results for the business group for which the executive was responsible at the end of 2012. The results were not adjusted for the effects of the reorganization described above. Calculation of each of the business group-level performance scores for 2012 is shown in the table below.

Business-Group Level Performance Scores

		Mr. Addeo		*Mr. Varner*		*Mr. Ryan*	
Performance Measure	*Weighting*	*% Achievement*	*Score*	*% Achievement*	*Score*	*% Achievement*	*Score*
Revenue	33%	87%	29%	84%	28%	36%	12%
EBIT	33%	94%	31%	70%	23%	26%	9%
Bookings	33%	95%	32%	42%	14%	17%	6%
Business Group-Level Performance Score			**92%**		**65%**		**27%**

Each business-group performance score was multiplied by a weighting factor of 50%, and then added together with the equally weighted Company-level performance score (which was 76%) to yield a composite performance score. Based on composite performance scores that did not meet or exceed the threshold score, none of Messrs. Addeo, Varner or Ryan received a non-discretionary annual incentive payment for 2012.

➢ ***Discretionary Incentive Compensation Payments***

As part of our incentive compensation program, the Compensation Committee considers on an annual basis whether a discretionary bonus payment is appropriate for any of our named executive officers. In determining the amount of any discretionary bonus payments, the Compensation Committee may take into account any objective or subjective factors that the Compensation Committee deems appropriate, including individual contributions, retention needs, and other qualitative factors not captured by the non-discretionary component of our annual incentive compensation program.

Generally, discretionary bonus payments for our named executive officers have been made after our financial results for the year have been reported and the amounts of any non-discretionary incentive payments earned for the year have been finally determined. For 2012, the Compensation Committee determined that it was in the best interest of the Company to make discretionary bonus payments to our named executive officers in two installments, with the first installment paid in December 2012 and the second installment paid in March 2013, subject to certain exceptions. The Compensation Committee's decision to bifurcate payment of discretionary bonus awards was made in consultation with management in light of certain tax and cash management considerations, and was consistent with the timing of discretionary bonus payments to other officers and managers of the Company. Because Mr. Ryan resigned from the Company in January 2013, he only received a December 2012 discretionary bonus payment.

For 2012, the Compensation Committee awarded aggregate discretionary bonuses to our named executive officers as follows.

Executive	*2012 Discretionary Payment*
Mr. Pedersen	$1,750,000
Mr. Phillips	$450,000
Mr. Addeo	$500,000
Mr. Varner	$400,000
Mr. Ryan	$300,000

The size of the discretionary awards for each of the named executive officers was determined based on the Compensation Committee's assessment of the individual officer's achievements for the year, particularly in light of circumstances and events that were not anticipated at the time the annual non-discretionary incentive opportunities for 2012 were finalized. The Compensation Committee considered the named executive officers' contribution to the execution of the Company's long-term strategy, in light of a challenging industry environment caused by continued federal government spending uncertainty that impacted the Company's strategic priorities and financial results. In addition to the factors discussed below, in determining whether discretionary bonus payments for our named executive officers were appropriate, the Compensation Committee considered the role of each executive in the planning and oversight of the reorganization of the Company's business groups (as described in the "Executive Summary" above). The discretionary awards were used, as designed, to capture and reward individual performance that the non-discretionary component of our incentive compensation program did not capture and to address the current retention needs of the Company.

➢ ***Corporate Named Executive Officers***

Mr. Pedersen (CEO)	was awarded the discretionary payment referenced above in consideration of his continued strategic leadership of the Company, including his direction and management of the Company-wide focus on strategy, alignment and planning in the current constrained budget environment; the Company's achievement of a 90% contract recompete win rate; and sustainment of the Company's excellent cash management. Mr. Pedersen also led the completion of strategic acquisitions that provided the Company with access to new opportunities in the cyber and healthcare markets.
Mr. Phillips (CFO)	was awarded the discretionary payment referenced above in consideration of his contribution to the Company's strong operating cash flows; efforts to monitor and control indirect costs; and maintenance of a strong and flexible balance sheet that can support the Company's positioning in a challenging environment. Mr. Phillips also led the restructuring of certain indirect functions to support increased effectiveness and consistency of the Company's support processes.

➢ ***Business Group Presidents***

Mr. Addeo (TSG)	was awarded the discretionary payment referenced above in consideration of his continued effective leadership of the Company's largest business group, as evidenced by the successful recompete of the Company's largest contract; the achievement of key contract awards for additional C4ISR work; the contributions of his business group to the Company's record backlog; and by an increase in his group's prime contract mix. Mr. Addeo also oversaw certain actions aimed at enhancing the Company's strategic long-term positioning in the market, including the entry into strategic partnering arrangements that augment the Company's ability to pursue new work.

Mr. Varner (MCIS) was awarded the discretionary payment referenced above in consideration of his group's achievement of significant contract awards supporting long-term priority programs for key customers, as well as contract awards that provide the Company with expansion opportunities in new markets, and advancement of the Company's organic growth objectives, as evidenced by an increase in qualified pipeline opportunities for 2013. Mr. Varner also led his business group in the completion of an acquisition that expands the Company's cyber capabilities.

Mr. Ryan (EMG) was awarded the discretionary payment referenced above in consideration of his group's efforts to establish a platform for the Company's healthcare business, including the completion of strategic acquisitions, the award of key ID/IQ contracts with important customers, and the enhancement of the Company's positioning by increasing qualified near-term pipeline opportunities in adjacent markets and high growth markets. Mr. Ryan also held a valuable leadership role in the Company's efforts to identify and pursue emerging and priority technologies, capabilities and markets in an increasingly uncertain budget environment.

In light of these factors, the Compensation Committee determined that the size of the discretionary awards to each of the named executive officers was appropriate.

Long-Term Incentives

We provide long-term incentives to our named executive officers primarily through annual equity grants in the form of stock options. The grants are designed to align the interests of our named executive officers with those of our stockholders and provide these executives with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the Company. The Compensation Committee makes all equity grants to our named executive officers.

We generally use stock options as long-term incentives because stock options provide value to our executives only if our stock price increases. Standard features of stock option awards granted to our named executive officers generally include the following:

- Vesting in equal annual installments over three years, beginning on first anniversary of grant date
- Accelerated vesting on death or disability
- Granted on one of four quarterly grant dates each year
- Exercise price equal to the closing price of our stock on Nasdaq on the grant date
- Expiration of the award five years from the date of grant

Generally, the amount of an annual option grant to a named executive officer is based on the executive's personal performance and the performance of any business group for which the executive was responsible in the last fiscal year. The amount of the grant may also depend on the executive's position, responsibilities, and current base salary, as well as on internal pay equity considerations, the need to attract or retain the executive, and whether the executive has been recently promoted or hired. On occasion, the Compensation Committee may also consider the number of options or shares held by the executive with the goal of maintaining an appropriate level of equity incentive for that individual. However, the Compensation Committee does not adhere to any specific guidelines with respect to the level of stock or option holdings of our named executive officers.

Historically, we have granted options to our named executive officers in March of each year, consistent with the timing of our grants to our other employees. Beginning in 2012, in consultation with management and consistent with a decision to bifurcate annual stock option grants to Company employees generally, the Compensation Committee determined that option grants to our named executive officers should be made in two tranches in order to vary the timing of the realization of benefits from long-term incentive awards. Accordingly, a portion of the options was granted on our regular quarterly grant date in March and the remainder was granted on our regular quarterly grant date in November. We expect to continue the practice of bifurcating annual option grant awards for future years.

The March option grants were awarded as follows: Mr. Phillips received 15,000 stock options, Mr. Addeo received 20,000 stock options, and Messrs. Varner and Ryan each received 12,500 stock options. The November option grants were as follows: Mr. Phillips received 30,000 stock options, Mr. Addeo received 40,000 stock options, and Messrs. Varner and Ryan each received 25,000 stock options.

Consistent with past practice, because of the level of Mr. Pedersen's stock ownership as Company founder, the Compensation Committee determined that Mr. Pedersen would not receive any equity grants in 2012.

Employee Benefits and Perquisites

Our named executive officers participate in the same employee benefit programs as other employees. We do not have any supplemental retirement plan paid for by the Company for our named executive officers.

Our executive perquisites generally involve limited expenses, payment of certain insurance premium costs, and payments for car allowances or the use of Company cars. Mr. Pedersen is entitled to receive certain contributions and other benefits under the terms of his retention agreement, as described below. We do not provide any tax gross ups with respect to perquisites provided to our named executive officers.

Agreements with Our Named Executive Officers

CEO Compensation and Retention Agreement

The Compensation Committee determines the compensation of the CEO based on the terms of his retention agreement and the Compensation Committee's evaluation of the same factors applied to the other named executive officers. For 2012, as has been the case historically, our CEO's total annual cash compensation was materially greater than the annual cash compensation for our other named executives because of Mr. Pedersen's responsibilities for the overall strategy of our Company, his active role in the operations of the Company, and in recognition that Mr. Pedersen does not participate in any equity-based compensation programs due to his substantial stock holdings. Mr. Pedersen does not participate in either our ESOP or 401(k) Plan, and the Company no longer maintains a non-qualified retirement plan on his behalf.

We entered into a retention agreement with our CEO at the time of our initial public offering in 2002 for the purpose of providing stable management following the offering. The retention agreement is for an indefinite term, and provides for an annual base salary of at least $1,000,000, to be reviewed annually by the Company and established for the upcoming year based substantially on the same factors and general compensation policies applicable to the Company's other named executive officers. The retention agreement provides that Mr. Pedersen is entitled to receive contributions to qualified and non-qualified retirement plans, insurance programs, and perquisites on the same terms they have been provided in previous years, including items such as the lease of an executive type of vehicle for business and personal use, a portion of an employee's time spent on non-corporate matters on behalf of Mr. Pedersen (including attending to chauffeur/valet services and other assistance as required from time to time), and club memberships.

If we terminate Mr. Pedersen's employment without cause, we are required to pay Mr. Pedersen a lump sum amount equal to one year's base salary at the rate in effect immediately prior to his termination ($2,000,000 for 2012). Mr. Pedersen agrees not to compete with us and not to solicit our customers or employees during the term of his employment and through a severance period.

Other Matters

Say-on-Pay

The Compensation Committee has considered the final results of our most recent shareholder advisory vote on the compensation of our named executive officers (Say on Pay), which occurred at our 2011 Annual Meeting of Stockholders, and determined that no changes to our executive compensation policies or decisions should be made in response to the vote. Our next Say on Pay vote will be held at the Company's 2014 Annual Meeting of Stockholders.

Tax and Accounting Considerations

We have considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended (Section 162(m)), in structuring our executive compensation program. Generally, the value of the stock options and the non-discretionary payments to our named executives under our annual incentive compensation program are fully deductible under Section 162(m). To the extent we pay a named executive officer annual compensation in the form of salary, discretionary or retention bonuses, and/or grants of non-performance-based restricted stock in excess of $1 million in the aggregate, such amounts are generally non-deductible (other than payments to our CFO, all of whose compensation is fully deductible under Section 162(m)). Whether or not compensation will be deductible under Section 162(m) is considered by the Compensation Committee in making compensation determinations; however, it is generally not a decisive factor with respect to the Compensation Committee's compensation determinations. The Compensation Committee's policy is to pay our executives in the manner that it believes is in the best interests of the Company. This has in the past, and will likely in the future, result in the payment of compensation to our named executive officers that is not tax deductible.

Recovery of Incentive Payments

We are subject to the requirements of Section 304 of the Sarbanes Oxley Act of 2002, which provides for the recovery of certain incentive compensation payments made to our CEO or CFO in the event of an accounting restatement arising because of material non-compliance with financial reporting requirements due to misconduct. We have never had occasion to recover an incentive compensation payment to our CEO or CFO under this provision, and have not established any other policy regarding the forfeiture or recovery of incentive compensation. We expect to implement a clawback policy in accordance with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the implementing regulations and standards adopted by the SEC and national securities exchanges thereunder.

Hedging and Short Term Speculative Transactions

We prohibit any company personnel, including our named executive officers, from engaging in any short-term, speculative securities transactions involving Company securities, including buying or selling put or call options, trading in options (other than those granted by the Company), engaging in hedging or monetization transactions, engaging in short sales, and holding securities in margin accounts or pledging securities as collateral.

SUMMARY COMPENSATION TABLE

In the Summary Compensation Table below, certain cash payments made under our executive compensation program to our named executive officers are reported as follows:

- The Non-Equity Incentive Plan Compensation column is used to report the non-discretionary incentive payments earned under our Executive Incentive Compensation Plan. Such amounts were calculated and paid based on pre-established performance goals.
- The Bonus column is used to report discretionary bonus amounts paid under our annual incentive program, as well as other bonus payments we made to our named executives.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All other Compensation[3] ($) (h)	Total ($) (i)
George J. Pedersen	2012	1,982,697	1,750,000	0	0	0	195,486	3,928,183
Chairman of the Board and	2011	1,850,784	610,000	0	0	1,240,000	151,947	3,852,731
Chief Executive Officer	2010	1,691,206	170,000	0	0	1,224,000	184,940	3,270,146
(Principal Executive Officer)								
Kevin M. Phillips	2012	740,385	450,000	0	229,350	0	14,147	1,433,882
Executive Vice President and	2011	675,391	160,000	0	417,450	340,000	15,232	1,608,073
Chief Financial Officer	2010	590,017	206,000	500,500	217,000	294,000	9,795	1,817,312
(Principal Financial Officer)								
Louis M. Addeo[4]	2012	790,579	500,000	0	305,800	0	33,240	1,629,618
Group President	2011	737,698	515,000	0	417,450	360,000	21,409	2,051,557
	2010	626,550	325,000	0	637,900	175,000	21,795	1,786,245
L. William Varner, III	2012	688,944	400,000	0	191,125	0	30,660	1,310,730
Group President	2011	633,890	380,000	0	364,250	280,000	23,630	1,681,771
	2010	488,087	400,000	0	497,600	0	12,557	1,398,244
Terrence M. Ryan[4]	2012	688,944	300,000	0	191,125	0	27,847	1,207,916
Group President	2011	617,808	660,000	0	364,250	0	23,849	1,665,908
	2010	503,364	400,000	0	497,600	0	15,362	1,416,325

1 Bonus payments reported in this column represent discretionary bonus payments made under our annual incentive compensation program. For 2011, the amount shown in this column for each of Messrs. Addeo, Varner and Ryan also includes a one-time $250,000 retention bonus payment.

2 The amounts in this column reflect the aggregate grant date fair value of each stock option award, as computed in accordance with ASC Topic 718, *Compensation – Stock Compensation.* See Note 10 to the Financial Statements in ManTech's 2012 Annual Report on Form 10-K for the valuation method for options granted in 2012. The options granted in 2012 are also reported in the Grants of Plan-Based Awards table on page 36.

3 All Other Compensation for 2012 consists of the following amounts: (a) matching contributions made to the ManTech 401(k) Plan in the amounts of $7,740, $8,891, $12,687, and $7,693 for Messrs. Phillips, Addeo, Varner, and Ryan, respectively (Mr. Pedersen voluntarily did not participate in the Company's 401(k) Plan in 2012); (b) contributions to the Employee Stock Ownership Plan in the amount of $1,556 for each of Messrs. Phillips, Addeo, Varner and Ryan (Mr. Pedersen does not participate in the Company's Employee Stock Ownership Plan); (c) payments of life insurance premiums of $675 for Mr. Pedersen and $1,350 for each of Messrs. Phillips, Addeo, Varner, and Ryan; (d) cash dividends credited on unvested shares of restricted stock in the amount of $3,500 for Mr. Phillips; and (e) perquisites in the amount of $194,811, $21,442, $15,067, and $17,247 for Messrs. Pedersen, Addeo, Varner, and Ryan, respectively. The perquisites for Mr. Pedersen consist of: (i) $105,536 for the portion of the total cost to the Company of employees' time spent on non-corporate matters on behalf of Mr. Pedersen (primarily as a driver), (ii) $58,425 for tax preparation fees, (iii) legal fees, (iv) automobile expenses, and (v) a club membership. The perquisites for Mr. Addeo consist of: (i) medical and dental insurance premiums, (ii) automobile expenses, and (iii) a club membership. The perquisites for Mr. Varner consist of: (i) automobile expenses, and (ii) a club membership. The perquisites for Mr. Ryan consist of: (i) medical and dental insurance premiums, and (ii) automobile expenses. For employees' time, the cost is determined by using the employee's salary and overhead costs for the year to calculate an hourly cost and allocating that cost based on the percentage of time spent on these matters compared to the employees' total time. For tax preparation fees, the amount reported is the dollar amount paid by the Company.

4 In January 2013, Mr. Ryan resigned from his position with the Company, and in February 2013 Mr. Addeo was promoted to Executive Vice President of Corporate Development and Strategic Acquisitions.

GRANTS OF PLAN-BASED AWARDS

Name (a)	Grant Date (b)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	All Other Option Awards: Number of Securities Underlying Options (#)[2] (f)	Exercise or Base Price of Option Awards ($/Sh)[3] (g)	Grant Date Fair Value of Stock and Option Awards ($)[4] (h)
George J. Pedersen							
2012 Incentive Compensation Program[5]		1,300,000	2,600,000	4,550,000			
Kevin M. Phillips							
2012 Incentive Compensation Program[5]		360,000	713,000	1,250,000			
2012 Option Grant	3/15/12				15,000	33.78	89,250
	11/6/12				30,000	26.24	140,100
Louis M. Addeo							
2012 Incentive Compensation Program[5]		380,000	760,000	1,330,000			
2012 Option Grant	3/15/12				20,000	33.78	119,000
	11/6/12				40,000	26.24	186,800
L. William Varner, III							
2012 Incentive Compensation Program[5]		300,000	595,000	1,050,000			
2012 Option Grant	3/15/12				12,500	33.78	74,375
	11/6/12				25,000	26.24	116,750
Terrence M. Ryan							
2012 Incentive Compensation Program[5]		300,000	595,000	1,050,000			
2012 Option Grant	3/15/12				12,500	33.78	74,375
	11/6/12				25,000	26.24	116,750

1 The criteria for all plan awards were established under the ManTech International Corporation Management Incentive Plan, 2011 Restatement.

2 The numbers of securities included in this column represent stock option awards that vest over three years, with 1/3 of the total grant vesting on each of the first three anniversary dates of the grant. The options expire five years after the grant date. Vesting and continuation of the options are subject to earlier cancellation in the event of termination of service. All options would fully vest on the officer's death or disability.

3 For 2012, the exercise price of all option awards was the closing price of our common stock on the Nasdaq Stock Market on the grant date.

4 The amounts in this column reflect the aggregate grant date fair value of each stock option award, as computed in accordance with ASC Topic 718, *Compensation – Stock Compensation*. See Note 10 to the Financial Statements in ManTech's 2012 Annual Report on Form 10-K for the valuation method for options granted in 2012.

5 The amounts in this row represent certain potential payouts under our 2012 Executive Incentive Compensation Plan. Actual payouts are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 35. The awards were based on the performance factors described in the Compensation Discussion and Analysis section of this proxy statement, under the heading Non-Discretionary Incentive Compensation Payments.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

		Option Awards				Stock Awards	
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable[1] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares of Stock That Have Not Vested (#)[2] (f)	Market Value of Shares of Stock That Have Not Vested ($)[3] (g)
George J. Pedersen		—	—	—	—	—	—
Kevin M. Phillips	3/15/2010	—	—	—	—	3,333	86,458
	11/6/2012	0	30,000	26.24	11/6/2017	—	—
	3/15/2012	0	15,000	33.78	3/15/2017	—	—
	11/4/2011	5,000	10,000	33.53	11/4/2016	—	—
	3/15/2011	10,000	20,000	41.45	3/15/2016	—	—
	8/2/2010	13,333	6,667	39.95	8/2/2015	—	—
	3/13/2009	40,000	0	43.94	3/13/2014	—	—
	3/14/2008	30,000	0	42.00	3/14/2013	—	—
	3/15/2005	10,000	0	23.95	3/15/2015	—	—
Louis M. Addeo	11/6/2012	0	40,000	26.24	11/6/2017	—	—
	3/15/2012	0	20,000	33.78	3/15/2017	—	—
	11/4/2011	5,000	10,000	33.53	11/4/2016	—	—
	3/15/2011	10,000	20,000	41.45	3/15/2016	—	—
	8/2/2010	13,333	6,667	39.95	8/2/2015	—	—
	3/15/2010	20,000	10,000	50.05	3/15/2015	—	—
	8/3/2009	25,000	0	54.16	8/3/2014	—	—
	5/4/2009	15,000	0	35.00	5/4/2014	—	—
	3/13/2009	50,000	0	43.94	3/13/2014	—	—
L. William Varner, III	11/6/2012	0	25,000	26.24	11/6/2017	—	—
	3/15/2012	0	12,500	33.78	3/15/2017	—	—
	11/4/2011	5,000	10,000	33.53	11/4/2016	—	—
	3/15/2011	8,333	16,667	41.45	3/15/2016	—	—
	8/2/2010	13,333	6,667	39.95	8/2/2015	—	—
	3/15/2010	13,333	6,667	50.05	3/15/2015	—	—
	11/2/2009	40,000	0	44.19	11/2/2014	—	—
Terrence M. Ryan	11/6/2012	0	25,000	26.24	11/6/2017	—	—
	3/15/2012	0	12,500	33.78	3/15/2017	—	—
	11/4/2011	5,000	10,000	33.53	11/4/2016	—	—
	3/15/2011	8,333	16,667	41.45	3/15/2016	—	—
	8/2/2010	13,333	6,667	39.95	8/2/2015	—	—
	3/15/2010	13,333	6,667	50.05	3/15/2015	—	—
	11/2/2009	40,000	0	44.19	11/2/2014	—	—

[1] The numbers of securities included in this column represent the unvested portion of stock option awards that vest over three years, with 1/3 of the total grant vesting on each of the first three anniversary dates of the grant. The options expire five years after the grant date. Vesting and continuation of the options are subject to cancellation in the event of termination of service. All options would fully vest on the officer's death or disability.

[2] The number of unvested shares of stock included in this column represents a restricted stock award that vests over three years, with 1/3 of the total grant vesting on each of the first three anniversary dates of the grant. Vesting and continuation of the shares are subject to cancellation in the event of termination of service. All shares of restricted stock would fully vest on the officer's death or disability.

[3] The value reflected in this column is based on a per share price of $25.94 (the closing price of our stock on December 31, 2012).

OPTION EXERCISES AND STOCK VESTED

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)[1] (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[2] (e)
George J. Pedersen	—	—	—	—
Kevin M. Phillips	20,000	17,400	3,334	112,623
Louis M. Addeo	—	—	—	—
L. William Varner, III	—	—	—	—
Terrence M. Ryan	—	—	—	—

1 The value reflected in this column is based on the closing price of our stock on January 17, 2012 ($34.92) and the exercise price of the options ($34.05).

2 The value reflected in this column is based on the closing price of our stock on March 15, 2012 ($33.78).

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL

Retention Agreement

Under his retention agreement (as further described in the Compensation Discussion and Analysis section of this proxy statement), if Mr. Pedersen is terminated without cause, he is entitled to a lump sum amount equal to his base salary (which was $2,000,000 as of December 31, 2012). For this purpose, cause means (i) a material violation by Mr. Pedersen of the retention agreement that he fails to cure to the Company's reasonable satisfaction within thirty (30) days after the Company delivers written notice specifically identifying such violation; (ii) Mr. Pedersen's willful failure to act in a manner consistent with his responsibilities or with the best interests of the Company that he fails to cure to the Company's reasonable satisfaction within thirty (30) days after the Company delivers written demand that specifically identifies the manner in which the Company believes that he has not satisfactorily performed his duties; or (iii) Mr. Pedersen's conviction of a felony (other than an offense related to the operation of an automobile that results only in a fine, license suspension or other non-custodial penalty) or other serious crime involving moral turpitude.

Equity Awards

At December 31, 2012, each of Messrs. Phillips, Addeo, Varner, and Ryan held unvested stock options that, under the standard terms of our stock option awards, would have become vested on the applicable named executive officer's death or disability. Under the standard terms of our restricted stock awards, Mr. Phillips also would have become vested in any unvested shares of restricted stock on his death or disability. Amounts for these and other benefits payable to the named executive officers had they died or become disabled on the last business day of fiscal year 2012 are shown below.

Potential Post-Termination Payments

Name	Termination Event	Severance Payment	Life Insurance Death Benefit[1]	Maximum LTD Annual Benefit[2]	Number of Options Accelerated	Aggregate Spread[3]	Shares of Stock Vested	Market Value for Shares of Stock Vested[3]
George J. Pedersen	Termination w/o Cause	$2,000,000	—	—	—	—	—	—
	Death	—	$ 625,000	—	—	—	—	—
	Disability	—	—	$180,000	—	—	—	—
Kevin M. Phillips	Death	—	$1,250,000	—	81,667	$ 0	3,333	$86,458
	Disability	—	—	$180,000	81,667	$ 0	3,333	$86,458
Louis M. Addeo	Death	—	$1,250,000	—	106,667	$ 0	—	—
	Disability	—	—	$180,000	106,667	$ 0	—	—
L. William Varner, III	Death	—	$1,250,000	—	77,501	$ 0	—	—
	Disability	—	—	$180,000	77,501	$ 0	—	—
Terrence M. Ryan	Death	—	$1,250,000	—	77,501	$ 0	—	—
	Disability	—	—	$180,000	77,501	$ 0	—	—

1 Upon the death of the named executive officer on December 31, 2012, the amounts in this column would have been payable from life insurance policies for which the Company paid the premiums.

2 Upon the permanent disability of the named executive officer on December 31, 2012, the amounts in this column would have been payable from a disability insurance policy for which the Company pays the premiums. Long-term disability pays 60% of salary, up to a maximum monthly benefit of $15,000. The benefit is generally payable until age 67.

3 Based on a per share price of $25.94 (the closing price of our stock on December 31, 2012).

COMPENSATION RISK MANAGEMENT

Management reviews the Company's overall compensation structure (taking into account such factors as the overall mix of compensation, the performance metrics that are used under the Company's incentive programs, the length of the performance periods under such programs, and the overall relationship of the Company's compensation programs to the Company's business risk) annually, or whenever the Company considers new compensation policies or programs for its employees. Management periodically reports the results of its evaluation to the Compensation Committee, including any findings of risk related to the Company's compensation structure, as well as any factors that may mitigate the risk posed by the particular compensation policy or program. The Compensation Committee considers management's conclusions in fulfilling its responsibilities with respect to the Company's executive compensation program. Based on management's assessment, the Company has concluded that its compensation policies and procedures do not create risks that are reasonably likely to have a material adverse effect on the Company.

AUDIT COMMITTEE REPORT

The Audit Committee reviews ManTech's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements, and for the public reporting process. Deloitte & Touche LLP (D&T), the Company's independent registered public accounting firm for 2012, is responsible for expressing an opinion on the conformity of the financial statements with generally accepted accounting principles. Additionally, D&T is responsible for expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

In this context, we have reviewed and discussed with both management and the independent registered public accounting firm the Company's audited financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and D&T's evaluation of the Company's internal control over financial reporting, in each case for the year ended December 31, 2012. The Audit Committee has discussed with D&T those matters required to be discussed by statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, and as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

D&T has provided us with the written disclosures and the letter from the independent registered public accounting firm pursuant to applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee has discussed with D&T the auditor's independence from the Company and its management. The Audit Committee has concluded that D&T's provision of audit and non-audit services to the Company is compatible with D&T's independence.

Based upon the considerations, reviews, and discussions referred to above, we recommended to the Board of Directors (and the Board of Directors approved) the inclusion of the audited financial statements for the year ended December 31, 2012 in the Company's Annual Report on Form 10-K for 2012.

The Audit Committee of the Board of Directors

Barry G. Campbell, *Chairman*
Mary K. Bush
Walter R. Fatzinger, Jr.
Richard J. Kerr

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors is responsible for selecting and appointing our independent registered public accounting firm. The Audit Committee has appointed the firm of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013, subject to the ratification of such appointment by our stockholders at the Annual Meeting. Although stockholder approval is not required by our bylaws or otherwise, we are submitting the appointment of D&T for ratification in order to obtain the views of our stockholders.

In the event our stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment. Even if the selection is ratified, the Audit Committee may, in its discretion, appoint a different independent registered public accounting firm at any time during the year if the Audit Committee believes that a change would be in the best interests of the Company and its stockholders.

In appointing D&T as our independent registered public accounting firm for the fiscal year ending December 31, 2013, the Audit Committee considered whether D&T's provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

D&T served as our independent registered public accounting firm in 2012. We expect that representatives of D&T will be present at the Annual Meeting, and will be available to respond to appropriate questions. Those representatives will also have an opportunity to make a statement or comment on the financial statements if they wish to do so.

Policy Regarding Audit Committee Pre-Approval of Audit and Permitted Non-Audit Services

Our Audit Committee charter incorporates the Audit Committee's policies for pre-approval of audit and permitted non-audit services performed by our independent registered public accounting firm. The requirement for pre-approval, in part, allows us to assess whether the provision of such services might impair the independence of our independent registered public accounting firm.

The Audit Committee approves the annual audit services engagement and (if necessary) any material changes in terms, conditions, and fees resulting from changes in audit scope or other matters.

The chairman of the Audit Committee has been authorized by the Audit Committee to pre-approve any services arising during the year that were not pre-approved by the Audit Committee at the time of the annual audit services engagement. Services that are pre-approved by the Audit Committee chairman are then communicated to, and ratified by, the full Audit Committee at the Audit Committee's next regularly scheduled meeting.

For each proposed service, the independent registered public accounting firm is required to provide back-up documentation detailing the service. The Audit Committee regularly reviews summary reports provided to us by our independent auditor. During 2012, all services performed by D&T were approved by the Audit Committee pursuant to the Audit Committee's pre-approval policies.

Fees Paid to Deloitte & Touche LLP

The following table presents the aggregate fees that we were billed for professional services rendered by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the Deloitte Entities) for the fiscal years ended December 31, 2011 and 2012.

Type of Fees	2011	2012
Audit Fees	$1,368,903	$1,525,140
Audit-Related Fees	160,444	113,614
Tax Fees	86,443	15,448
All Other Fees	0	0
TOTAL	$1,615,790	$1,654,202

In the table above, in accordance with the definitions and rules of the SEC, each type of fee is defined as follows.

- ***Audit Fees*** are fees that we were billed by the Deloitte Entities for professional services rendered for the audit of our consolidated financial statements that are included in our Annual Reports on Form 10-K, the audit of the Company's internal control over financial reporting, and the review of financial statements included in our Quarterly Reports on Form 10-Q.
- ***Audit-Related Fees*** consist of fees that we were billed by the Deloitte Entities for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-Related Fees include services performed in connection with the audits of our 401(k) plan, Employee Stock Ownership Plan, and other benefit plans.
- ***Tax Fees*** are fees that we were billed by the Deloitte Entities for professional services rendered for tax compliance, tax advice, and tax planning.
- ***All Other Fees*** are fees that we were billed by the Deloitte Entities for products and services that were not included in the first three categories.

Recommendation of the Board of Directors

The Board recommends that you vote "FOR" the ratification of the appointment of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2013. All proxies executed and returned will be voted "FOR" the ratification of the appointment of Deloitte & Touche LLP unless the proxy specifies otherwise.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

The Audit Committee has established a policy and associated procedures for the review, approval, and monitoring of all transactions involving the Company and "Related Parties" (the Policy). Under the Policy, a Related Party is any director, executive officer, director nominee, 5% or greater beneficial owner of the Company's stock, or an immediate family member of any of these people. With certain exceptions that are detailed in the Policy, a Related Party Transaction is any arrangement, transaction or relationship in which the Company (or any of its subsidiaries) is a participant and any Related Party has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity).

Under the Policy, the Audit Committee is responsible for reviewing and approving all Related Party Transactions. If a director is involved in the proposed transaction, he or she will not participate in discussions and decisions about the proposed transaction. In determining whether to approve a proposed Related Party Transaction, the Audit Committee will take into account, among other factors:

- the material facts and circumstances of the transaction (such as the nature of the Related Party's interest, the value of the proposed transaction, the benefit of the transaction to the Company, and whether the transaction is on terms comparable to an arms-length transaction);
- any potential impact on a director's independence; and
- public disclosure issues, including any anticipated public perception issues related to the disclosure.

If the Audit Committee approves a Related Party Transaction, and the transaction is anticipated to be continuing, the Audit Committee may establish guidelines for management to follow in those continuing dealings with the Related Party. In such cases, the Audit Committee is responsible for periodically (and at least annually) reviewing and assessing the ongoing relationships to ensure they comply with the Audit Committee's guidelines and that the Related Party Transaction remains appropriate. Additionally, the Audit Committee has adopted certain "standing approvals" for some common Related Party Transactions involving *de minimis* amounts (including certain types of compensation decisions for employees who are family members of Related Parties and charitable contributions to entities that have relationships with Related Parties) that fall below the minimum threshold for public disclosure.

The Policy requires that transactions in excess of the minimum threshold for disclosure in our proxy statement under the relevant SEC rules shall be disclosed in accordance with the applicable laws, rules, and regulations.

Related Party Transactions

Ms. Christine Lancaster, our Assistant Vice President and Assistant Corporate Secretary, is the daughter of Mr. George Pedersen, our Chairman of the Board and CEO. Ms. Lancaster has been employed by us on a full-time basis since 1986. For 2012, Ms. Lancaster received salary compensation of $136,115 and a bonus of $13,000. For 2013, we expect that the amount of Ms. Lancaster's compensation will exceed $120,000.

Mr. Mark Phillips, a regional director of human resources with the Company's Technical Services Group, is the brother of Mr. Kevin Phillips, our Chief Financial Officer. Mr. Mark Phillips has been employed by the Company since August 2012. For 2012, Mr. Mark Phillips received salary compensation of $56,650. For 2013, we expect that the amount of Mr. Mark Phillips' compensation will exceed $120,000.

Compensation Committee Interlocks and Insider Participation

No members of our Compensation Committee in 2012 were officers or employees of the Company or former officers of the Company, and no members of our Compensation Committee had any relationship with the Company during 2012 requiring disclosure as a related party transaction under applicable SEC rules.

None of our executive officers in 2012 served as a director or member of the compensation committee (or other board committee performing equivalent functions) of any other entity which had an executive officer serving as one of our directors or a member of our Compensation Committee.

BENEFICIAL OWNERSHIP OF OUR STOCK

Ownership by Our Directors and Executive Officers

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of March 12, 2013 by each of the following:

- Our named executive officers (identified in the Summary Compensation table)
- Our directors and director nominees
- Our current directors and executive officers, as a group

We have determined beneficial ownership in accordance with the rules and regulations of the Exchange Act.

Unless otherwise indicated, the persons included in the table below have sole voting and investment power over the shares reported. In addition, because Class B Common Stock may be voluntarily converted into Class A Common Stock on a share-for-share basis, each share of Class B Common Stock also represents beneficial ownership of a share of Class A Common Stock. However, for purposes of this presentation, share amounts and ownership percentages are presented without regard to convertibility. The address for each person in the table below is the mailing address of our principal executive offices: 12015 Lee Jackson Highway, Fairfax, VA 22033-3300.

	Class A Common Stock			Class B Common Stock		
Name	Total Shares Beneficially Owned[1]	Number of Option Shares[1]	Percent of Class[2]	Total Shares Beneficially Owned	Percent of Class	Total Voting Power[2,3]
George J. Pedersen	—	—	—	13,192,845	100%	84.7%
Kevin M. Phillips	136,360	123,333	*	—	—	*
Louis M. Addeo	165,180	165,000	*	—	—	*
L. William Varner, III	99,314	99,167	*	—	—	*
Terrence M. Ryan	80,059	79,999	*	—	—	*
Richard L. Armitage	18,000	15,000	*	—	—	*
Mary K. Bush	18,000	15,000	*	—	—	*
Barry G. Campbell	23,000	15,000	*	—	—	*
Walter R. Fatzinger, Jr	41,025	30,000	*	—	—	*
David E. Jeremiah	31,000	25,000	*	—	—	*
Richard J. Kerr	38,000	30,000	*	—	—	*
Kenneth A. Minihan	23,000	15,000	*	—	—	*
Stephen W. Porter	33,000	30,000	*	—	—	*
All directors and executive officers as a group (15 persons):	736,485	670,833	3.0%	13,192,845	100%	84.8%

[1] Shares of common stock subject to options that are or will become exercisable within 60 days after March 12, 2013 compose the number of shares listed under the column Number of Option Shares, and such shares are also included in computing the total shares of Class A Common Stock beneficially owned by such individual under the column Total Shares Beneficially Owned.

[2] An asterisk indicates that the total beneficial ownership of the class of stock or the total voting power of our outstanding common stock (in each case, including shares subject to options that may be exercised within 60 days) is less than 1%.

[3] The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share.

[4] Includes (i) 49,917 shares of Class B Common Stock held by the ManTech Special Assistance Fund, Inc., a fund over which Mr. Pedersen has voting and investment control, and as to which Mr. Pedersen disclaims beneficial ownership, and (ii) 1,168 shares of Class B Common Stock held by Mr. Pedersen's wife, Marilyn A. Pedersen.

[5] Includes 2,225 shares of Class A Common Stock held by Fidelity Brokerage Services LLC for Helen C. Fatzinger, as to which Mr. Fatzinger disclaims beneficial ownership.

Ownership by Holders of More Than 5% of Our Class A Common Stock

The following table details certain information with regard to the beneficial ownership of the owners of more than 5% of our outstanding Class A Common Stock, as of December 31, 2012.

Name and Address	Number of Shares Owned and Nature of Beneficial Ownership	Percent of Outstanding Class A Common Stock[1]	Percent of Outstanding Class B Common Stock[1]	Total Voting Power[1]
George J. Pedersen 12015 Lee Jackson Hwy, Fairfax, VA 22033	13,192,845		100%	84.7%
Royce & Associates, LLC 745 Fifth Avenue, New York, NY 10151	3,569,268[2]	15.0%		2.3%
BlackRock, Inc 40 East 52nd Street, New York, NY 10022	1,723,833[3]	7.2%		1.1%
New South Capital Management, Inc 999 S. Shady Grove Rd., Suite 501, Memphis, TN 38120	1,714,414[4]	7.2%		1.1%
Third Avenue Management LLC 622 Third Avenue, 32nd Floor, New York, NY 10017	1,595,556[5]	6.7%		1.0%
The Vanguard Group, Inc 100 Vanguard Boulevard, Malvern, PA 19355	1,249,888[6]	5.2%		0.8%

1 Based on 23,849,719 shares of Class A Common Stock and 13,192,845 shares of Class B Common Stock outstanding on December 31, 2012. The holders of our Class A Common Stock are entitled to one (1) vote per share, and the holders of our Class B Common Stock are entitled to ten (10) votes per share. The Class B shares may be converted by their holder into Class A shares at any time.

2 As reported on a Schedule 13G/A filed by Royce & Associates, LLC on January 14, 2013. According to such Schedule 13G/A, Royce & Associates, LLC has sole voting and dispositive power with respect to all 3,569,268 shares.

3 As reported on a Schedule 13G/A filed by Blackrock, Inc. on February 8, 2013. According to such Schedule 13G/A, Blackrock, Inc. has sole voting and dispositive power with respect to all 1,723,833 shares.

4 As reported on a Schedule 13G/A filed by New South Capital Management, Inc. on February 8, 2013. According to such Schedule 13G/A, New South Capital Management, Inc. has sole voting power with respect to 1,495,604 of these shares and sole dispositive power with respect to all 1,714,414 shares.

5 As reported on a Schedule 13G filed by Third Avenue Management LLC on February 14, 2013. According to such Schedule 13G, Third Avenue Management LLC has the sole voting and dispositive power with respect to all 1,595,556 shares.

6 As reported on a Schedule 13G filed by The Vanguard Group Inc. on February 13, 2013. According to such Schedule 13G, The Vanguard Group Inc. has the sole voting power with respect to 37,321 of these shares and sole dispositive power with respect to 1,213,567 of these shares.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of our equity securities, to file reports of ownership and changes in ownership with the SEC, and to furnish us with copies of such Section 16 reports.

Based solely upon our review of copies of such reports furnished to the Company, and written representations from our officers and directors that all reportable transactions were reported, we believe that, except as noted below, our officers, directors, and 10% stockholders complied with their Section 16(a) filing obligations for 2012 and timely filed all reports required to be filed pursuant to Section 16(a) for 2012.

During 2012, Mr. Richard Armitage, a member of our Board of Directors, informed the Company that one report relating to one transaction (which occurred during November 2011) had not been timely filed. Such report was subsequently filed with the SEC on May 14, 2012.

STOCKHOLDER PROPOSALS

In order for a stockholder proposal to be considered for inclusion in our proxy statement for our 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8(e) of the Exchange Act, the proposal must be received by our Corporate Secretary at 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, no later than December 2, 2013. The stockholder proposal, including any accompanying supporting statement, may not exceed 500 words. Notice of any stockholder proposal to be submitted outside of the Rule 14a-8 process mentioned above must be received by our Corporate Secretary between December 2, 2013 and January 31, 2014 in order to be considered timely. As to all such matters for which we do not receive notice on or prior to that date, discretionary authority to vote on such proposal shall be granted to the persons designated in our proxy relating to the 2014 Annual Meeting of Stockholders. However, if we determine to change the date of the 2014 Annual Meeting of Stockholders by more than 30 days from May 9, 2014, we will provide stockholders with a reasonable time before we begin to print and mail our proxy materials for the 2014 Annual Meeting of Stockholders, so that our stockholders have an opportunity to make proposals in accordance with the rules and regulations of the SEC.

INCORPORATION BY REFERENCE AND OTHER INFORMATION

We have included our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (and our audited financial statements for such fiscal year) with this proxy statement; however, the Annual Report and the audited financial statements are not incorporated by reference into this proxy statement, do not constitute a part of the proxy soliciting material, and are not subject to the liabilities of Section 18 of the Exchange Act. You may request additional copies of the accompanying Annual Report, without charge, by contacting our investor relations department at the address shown below.

Available Information

You may obtain a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (including the financial statements, financial statement schedules, and exhibits), without charge, by sending a written request to Mr. Stuart Davis in our investor relations department, at ManTech International Corporation, 12015 Lee Jackson Highway, Fairfax, VA 22033-3300, or by calling (703) 218-6000.

Additionally, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge on the Corporate Governance page of our Website, as soon as reasonably practicable after we electronically file such reports with the SEC. Information contained on our Website is not a part of this proxy statement.

By Order of the Board of Directors

George J. Pedersen
Chairman of the Board and Chief Executive Officer

Fairfax, Virginia
April 1, 2013